

2010

ANNUAL REPORT TO STOCKHOLDERS



infospace®

To Our Stockholders:

InfoSpace delivered solid financial results and accomplished a great deal in 2010. Total revenues increased 19% from 2009 and we posted $27.6 million of Adjusted EBITDA[1], equal to 11% of revenue. Since 2007, when we divested our directory and mobile businesses and focused on search, InfoSpace has grown its search business at a compound annual rate of 15.1%. This is similar to growth in the entire search market, and speaks to our sustained value proposition to Internet users and our network of distribution partners.

2010 was a year of transition for InfoSpace. I joined the management team last November as President and Acting CEO. My decision to join this team was influenced by my experience as a member of the Board of Directors since 2007. Based on that experience, I believed that the Company has significant potential, and my short time leading the Company has strengthened my confidence in that belief. We have a fantastic team at InfoSpace and a Board of Directors that is committed to generating value for stockholders.

Operating Businesses

Our search business is powered by our metasearch technology, which provides aggregated results to search queries. We do this both directly through our owned and operated web properties and indirectly through our global network of nearly 100 distribution partners. Our unique ability to blend results from multiple search and other content providers enhances consumer results and delivers superior monetization to our sites and our partners. We have recently sharpened our focus in search by adding new features and functionality to our metasearch products and by adding new partners to our distribution network. Additionally, we extended our relationships with our key search providers, which will allow us to continue the delivery of Google, Yahoo!, and Bing search results and ads for the next three years.

In addition to search, we have several newer and smaller businesses that we intend to grow. We entered e-commence in 2010 with our acquisition of the Mercantila network of specialty online stores. While this business is still relatively small in scale, it has solid leadership and a team that is focused on improving the platform and fine-tuning the model. We also launched some new initiatives that extend our capabilities and diversify our business model. We launched our Daily Deal Fetcher, a commerce service that provides customers the best deals from the major deal sites, such as Groupon and LivingSocial, and we continued to improve and grow WebPosition, our innovative online SEO tool that helps individuals, businesses, and SEO agencies monitor their search engine rankings and measure their SEO efforts.

Liquidity Position and Capital Allocation

InfoSpace remains quite liquid, with cash and equivalents at the end of 2010 of approximately $254 million and no debt. In addition, InfoSpace has approximately $800 million of previous net operating losses available to potentially provide a tax advantage for future profits. Our cash position, coupled with this significant tax attribute, provides us with a great opportunity to invest in the acquisition of attractive, profitable assets and companies. More than any other use of our capital, we believe that this strategy – properly executed – can generate superior returns for our stockholders.

In the months since I joined the management team, we have been working diligently to find opportunities to allocate our capital, and there are many interesting options that we are evaluating. While it is difficult to predict with certainty, it is my expectation that by the time of our next annual meeting, we will have allocated a meaningful amount of our capital to acquire attractive, high-yielding businesses at sensible valuations. We have a tremendous opportunity and we take our responsibility in this area very seriously.

I am excited about the future at Infospace and encourage any of you to contact me directly with thoughts, advice, suggestions, words of encouragement, or words of dissent.



Bill Ruckelshaus
President and CEO
Tel: 425.201.8900

[1] Adjusted EBITDA of $27.6 million is a non-GAAP financial measure that is calculated by adjusting GAAP net income of $13.7 million to exclude the $13.9 million aggregate effect of income taxes, depreciation, amortization of intangible assets, stock-based compensation expense, and other income, net.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-25131

INFOSPACE, INC.
(Exact name of registrant as specified in its charter)

Delaware	**91-1718107**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

601 108th Avenue NE, Suite 1200, Bellevue, Washington 98004
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code:
(425) 201-6100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	**NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:
Series C Participating Preferred Stock
(Title of Class)

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☒

The aggregate market value of the Common Stock held by non-affiliates of the registrant outstanding as of June 30, 2010, based upon the closing price of Common Stock on June 30, 2010 as reported on the NASDAQ Global Select Market, was $266.9 million. Common Stock held by each officer and director has been excluded because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 25, 2011, 36,425,934 shares of the registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the definitive proxy statement to be filed by the registrant in connection with the 2011 Annual Meeting of Stockholders (the "***Proxy Statement***").

TABLE OF CONTENTS

Part I

Item 1.	Business	3
Item 1A.	Risk Factors	10
Item 1B.	Unresolved Staff Comments	25
Item 2.	Properties	26
Item 3.	Legal Proceedings	26
Item 4.	[Removed and Reserved]	26

Part II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	26
Item 6.	Selected Financial Data	28
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	30
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	49
Item 8.	Financial Statements and Supplementary Data	50
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	80
Item 9A.	Controls and Procedures	80
Item 9B.	Other Information	82

Part III

Item 10.	Directors, Executive Officers and Corporate Governance	83
Item 11.	Executive Compensation	83
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	83
Item 13.	Certain Relationships and Related Transactions, and Director Independence	83
Item 14.	Principal Accountant Fees and Services	83

Part IV

Item 15.	Exhibits and Financial Statement Schedules	84

Signatures 85

This report contains forward-looking statements that involve risks and uncertainties. The statements in this report that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "anticipate," "believe," "plan," "expect," "future," "intend," "may," "will," "should," "estimate," "predict," "potential," "continue," and similar expressions identify forward-looking statements, but the absence of these words does not mean that the statement is not forward looking. These forward-looking statements include, but are not limited to, statements regarding projections of our future financial performance; trends in our businesses; our future business plans and growth strategy, including our plans to expand, develop, or acquire particular operations or businesses; and the sufficiency of our cash balances and cash generated from operating, investing, and financing activities for our future liquidity and capital resource needs.

Forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause our results, levels of activity, performance, achievements and prospects, and those of the Internet industries generally, to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties, and other factors include, among others, those identified under Item 1A, "Risk Factors" and elsewhere in this report. You should not rely on forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. We do not undertake any obligation to update publicly any forward-looking statement to reflect new information, events or circumstances after the date of this Annual Report on Form 10-K or to reflect the occurrence of unanticipated events.

ITEM 1. Business

Overview

InfoSpace, Inc. ("***InfoSpace***," "our," or "we") offers applications and services that deliver differentiated and convenient benefits for the online consumer. These benefits include the discovery of information, entertainment, and products for sale. We offer a range of search and online retail solutions for consumers and extend our search solutions to our distribution partners.

We operate our business in two primary segments: Core and E-Commerce. Our Core segment is comprised of our Web search offerings to Internet users and our distribution partners. Our E-Commerce segment includes a collection of more than 200 specialty online retail stores under the Mercantila brand. We generally use the term "services" to represent search services and our Core segment and use the term "products" to represent retail products sold through our E-Commerce segment.

We were founded in 1996 and are incorporated in the state of Delaware. Our principal corporate office is located in Bellevue, Washington. We also have an office in Palo Alto, California. Our common stock is listed on the NASDAQ Global Select Market under the symbol "INSP."

Core Segment

Our Core business uses our metasearch technology to offer users a unique search experience that combines the results of several search engine content providers including Google, Yahoo!, and Bing, among others, and aggregates, filters, and prioritizes the results. This combination provides a more relevant search results page and leverages the investments made by our search customers to continually improve the user experience. Additionally, we believe the combination of results from multiple search customers is likely to yield a greater number of relevant advertisements, which in turn should result in a greater ability to generate revenue from a query, as compared to the results provided by any single search engine.

We use our metasearch technology to provide online search results on our own branded websites and on the sites of more than 100 distribution partners. Our relationships with our largest content providers are longstanding and have been stable. Some content providers, such as Google and Yahoo!, pay us to distribute their content and we refer to those providers as our search customers.

We offer online search services directly to consumers through our owned and operated Web properties, such as *Dogpile.com*, *WebCrawler.com*, *MetaCrawler.com*, and *WebFetch.com*, which collectively receive millions of unique visitors each month. We use the term "properties" to refer to the methods in which end users access our search services, which typically are websites and downloadable applications belonging to us or our distribution partners. In addition, we provide search services through the Web properties of distribution partners. Partner versions of our Web offerings are generally private-labeled and delivered with each distribution partner's unique requirements.

Our strategy for the Core segment is to continue to evolve our value proposition of providing multiple sources of content in a single product. We invest in technology to improve the relevancy of our search results, to extend our search services to consumers in entertaining formats, and to provide our distribution partners with valuable product, content management, and hosting services.

E-Commerce Segment

In May 2010, we diversified our offerings with the acquisition of our E-Commerce business, Mercantila. Mercantila's online stores offer specialty items that are typically niche and difficult to find, fulfill a specific customer need, require a significant amount of research before the purchase decision, and are more expensive than the average online purchase. Mercantila strives to offer a convenient online shopping experience for these specialty items by providing a distinctive blend of selection, targeted Web stores, expert advice, and customer service.

Mercantila operates a collection of more than 200 specialty online retail stores, each with its own branded storefront. Mercantila's drop-ship supplier platform enables it to partner with thousands of active vendors who supply its products. Mercantila provides interactive tools and information on its websites to help consumers make informed purchasing decisions. Such information services include detailed product information pages, personalized product recommendations, customer reviews, and other editorial content. Mercantila's customer care representatives are available by phone or email to provide personal guidance and answer customers' questions.

Mercantila's strategy for the E-Commerce segment is to provide a more compelling shopping experience to consumers through ongoing development of its online catalogs and expansion into new categories while providing an expanding assortment within its current categories. Mercantila strives to continue to improve our operating efficiency by investing in and leveraging our technology and relationships with vendors and partners.

See "Note 10: Segment Information" of the Notes to Consolidated Financial Statements (Item 8, of Part II of this report) for detailed information on revenue and gross margin by segment.

Revenue Sources

Our search services revenue is primarily derived from search content providers who provide paid search links for display as part of our search services. From these content providers, whom we refer to as our search customers, we license rights to certain search products and services, including both non-paid and paid search links. We receive revenues from our search customers when an end user of our Web search services clicks on a paid search link that is provided by that search customer and displayed on one of our owned and operated Web properties or displayed on the Web property of one of our search distribution partners. Revenues are recognized in the period in which such paid clicks occur and are based on the amounts earned and remitted to us by our search customers for such clicks. In addition, we earn revenue from certain distribution partners, such as a fixed monthly fee in exchange for portal infrastructure services.

We derive a significant portion of our Core revenue from a small number of search customers and we expect that this concentration will continue in the foreseeable future. Google and Yahoo! each accounted for more than

10% of our total revenues in 2010 and jointly accounted for more than 80% of our total revenues in 2010 and more than 95% in 2009 and 2008. If either of these search customers reduces or eliminates the services they provide to us or our distribution partners, or if either of these search customers is unwilling to pay us amounts they owe us, it could materially harm our business and financial results.

Our main search customer agreements are with Google and Yahoo!. We renewed our principal Yahoo! agreement in January 2011 and it expires in December 2013. Our principal agreement with Google expires in April 2011 and we plan to negotiate its renewal before it expires. Both Google and Yahoo! have requirements and guidelines regarding, and reserve certain rights of approval over, the use and distribution of their respective search products and services. The requirements and guidelines are frequently subject to differing interpretations by the parties and both Google and Yahoo! may modify certain requirements and guidelines of their agreements with us at their discretion. If Google or Yahoo! believe that we or our search distribution partners have failed to meet the requirements and guidelines promulgated under these search customer agreements, they may suspend or terminate our or our distribution partners' use and distribution of such search customer's search products and services, with or without notice, and in the event of certain violations, may terminate their agreements with us. We and our distribution partners have limited rights to cure breaches of the requirements and guidelines.

Google and Yahoo! each make certain representations and warranties to us in the agreements regarding the content and operation of their search services, and we make certain representations and warranties in the agreements regarding our use and distribution of their search services. Under these agreements, the parties also provide for some indemnification relating to these representations and warranties; Google and Yahoo! provide certain indemnification with respect to ownership of the content and technology provided by their search services, and we provide certain indemnification with respect to our, and our distribution partners', use and distribution of Google and Yahoo!'s search services.

Our partners for distribution of our online search services include Internet service providers, Web portals, and software application providers. We generated approximately 35%, 42%, and 23% of our online search revenues through relationships with our top five distribution partners in 2010, 2009, and 2008, respectively. Our agreements with most of our distribution partners come up for renewal in 2011 and 2012, and we plan to negotiate renewals for many of these agreements. In addition, some of our distributors have the right to terminate their agreements immediately in the event of certain breaches. We anticipate that our content and distribution costs for our relationships with our distribution partners will increase as revenues grow, and may increase as a percentage of revenues to the extent that there are changes to existing arrangements or we enter into new arrangements on less favorable terms. Recently, we have experienced increased competition from our search customers seeking to enter into content provider agreements directly with our existing or potential distribution partners, making it increasingly difficult for us to renew agreements with existing major distribution partners or to enter into distribution agreements with new partners on favorable terms.

We generate revenues for our E-Commerce segment by serving customers of Mercantila's collection of online specialty retail stores that feature items that are typically difficult to find online and are more expensive than the average online purchase. We design Mercantila's websites to provide interactive tools and in-depth information about our products to help consumers make informed purchase decisions. We provide customer care representatives that are available by phone or email to provide service and guidance or to answer questions. We strive to offer our customers the lowest prices possible for our products including free shipping on a majority of Mercantila's product catalog. Through the drop-ship supplier platform technology developed by us and licensed from others, we partner with our product vendors and logistic providers to provide fulfillment.

Research and Development

We believe that our technology is essential to expand and enhance our products and services and maintain their attractiveness and competitiveness. Research and development expenses were $6.8 million in 2010, $5.6 million in 2009, and $9.9 million in 2008.

Intellectual Property

Our success depends significantly upon our technology and intellectual property rights. To protect our rights and the value of our corporate brands and reputation, we rely on a combination of domain name registrations, confidentiality agreements with employees and third parties, protective contractual provisions, and laws regarding copyrights, patents, trademarks, and trade secrets. It is our policy to require employees and contractors to execute confidentiality and non-use agreements that prohibit the unauthorized disclosure and use of our confidential and proprietary information and, if applicable, that transfer to us any rights they may have in inventions and discoveries, including but not limited to trade secrets, copyrightable works, or patentable technologies that they may develop while under our employ. In addition, prior to entering into discussions with third parties regarding our business and technologies, we generally require that such parties enter into confidentiality and non-use agreements with us. If these discussions result in a license or other business relationship, we also generally require that the agreement setting forth the parties' respective rights and obligations include provisions for the protection of our intellectual property rights. For example, the standard language in our agreements with distribution partners provides that we retain ownership of our intellectual property in our technologies and requires them to display our intellectual property ownership notices, as appropriate.

We hold 30 trademark registrations in the United States and 76 trademark registrations in various foreign countries. We also have applied for registration of certain service marks and trademarks in the United States and in other countries, and will seek to register additional marks in the U.S. and foreign countries, as appropriate. We may not be successful in obtaining registration for the service marks and trademarks for which we have applied or in maintaining the registration of existing marks. In addition, if we are unable to acquire and/or maintain domain names associated with those trademarks (for example, *www.dogpile.com*, *www.webcrawler.com*, *www.metacrawler.com*, and *www.infospace.com*), the value of our trademarks may be diminished.

We hold 8 U.S. patents. Our issued patents relate to online search, online advertisements, and location services, among others. We believe that the duration of the applicable patents is adequate relative to the expected lives of their impact on our services. We anticipate ongoing patent application activity in the future. However, patent claims may not be issued and, if issued, may be challenged or invalidated by third parties. In addition, issued patents may not provide us with any competitive advantages.

We may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, and failure to do so could weaken our competitive position and negatively impact our business and financial results. If others claim that our products infringe their intellectual property rights, we may be forced to seek expensive licenses, reengineer our products, engage in expensive and time-consuming litigation, or stop marketing and licensing our products. See the section entitled "Risk Factors" in Part I, Item 1A of this report for additional information regarding protecting and enforcing intellectual property rights by us and third parties against us.

MetaCrawler License Agreement. We hold an exclusive, perpetual worldwide license, subject to certain limited exceptions, to the MetaCrawler intellectual property and related search technology from the University of Washington. This license may apply to certain technology currently used in some of our web search services.

Competition

We operate in the online search and online retail markets, both of which are extremely competitive and rapidly changing. In both markets, our current and prospective competitors include large companies that have substantially greater resources than we have and start-up companies with a variety of innovative products and services.

Although we believe that no one competitor offers all of the products and services that we do in online search, we face competition from various sources. In particular, Google, Yahoo!, and Bing (Microsoft) collectively control a significant majority of the online search market. Each of these three companies provides search results to our search services and also compete with our search services for Internet users and potential distribution partners. In addition, our distribution partners compete with us and with our search customers for Internet users. We also compete with other information and content providers for certain of our specific content services. We believe that the primary competitive factors in the market for online search services are:

- the ability to continue to meet the evolving information, content, and service demands of Internet users;
- the cost-effectiveness, reliability, and security of the search applications and services;
- the ability to attract Internet users to search services in a cost effective way;
- the ability to provide programs or services, such as embedded search browsers, default search provider settings within the search browsers, or downloadable applications, that may displace competing search services; and
- the ability to develop innovative products and services that enhance the appearance and utility of search services, both to Internet users and to current and potential distribution partners.

The retail business for the products sold on our E-Commerce sites is highly competitive. Competitors with our E-Commerce businesses include: general merchandise retailers that have both an online and brick-and-mortar presence, such as Target, Sears, and Costco; online general merchandise retailers such as Amazon.com, eBay, and Overstock.com; large specialty online retailers such as CSN and Hayneedle; small local and online specialty retailers; and our own vendors selling direct to consumers.

We believe that the primary competitive factors in the online retail market are:

- the ability to attract consumers to web stores in a cost effective way;
- the ability to provide a wide assortment of products within the targeted categories;
- the ability to offer products for sale at a competitive price while maintaining sufficient profit margins; and
- the ability to ship products to consumers in an expedient and cost effective manner.

Governmental Regulation

Because of the increasing use of the Internet, U.S. and foreign governments have adopted or may in the future adopt, laws and regulations relating to the Internet, addressing issues such as consumer protection, user privacy, security, pricing, age verification, content, taxation, copyrights and other intellectual property, distribution, advertising, and product and services quality. These or other laws or regulations that may be enacted in the future could have adverse effects on our business, including higher regulatory compliance costs, limitations on our ability to provide some services in some states or countries, and liabilities that might be incurred through lawsuits or regulatory penalties. See the section entitled "Risk Factors" in Part I, Item 1A of this report for additional information regarding the potential impact of governmental regulation on our operations and results.

Seasonality

Our Core revenue is affected by seasonal fluctuations in Internet usage, which generally declines in the summer months. Our E-Commerce revenue is seasonally affected, particularly during the fourth quarter holiday season as Mercantila's sales increase.

Employees

As of February 25, 2011, we had 174 full-time employees. None of our employees are represented by a labor union and we consider employee relations to be positive. There is significant competition for qualified personnel in our industry, particularly for software development and other technical staff. We believe that our future success will depend in part on our continued ability to hire and retain qualified personnel.

Company Internet Site and Availability of SEC Filings

Our corporate Internet site is located at *www.infospaceinc.com*. We make available on that site, as soon as reasonably practicable, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as any amendments to those filings and other reports filed with or furnished to the U.S. Securities and Exchange Commission (the "***SEC***"). Our SEC filings, as well as our Code of Conduct and Ethics and other corporate governance documents, can be found in the Investor Relations section of our site and are available free of charge. Information on our Internet site is not part of this Annual Report on Form 10-K. In addition, the SEC maintains an Internet site at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC.

Executive Officers of the Registrant

The following table sets forth certain information as of February 25, 2011 with respect to our executive officers:

Name	Age	Position
William J. Ruckelshaus	46	President, Acting Chief Executive Officer, and Director
Nikhil Behl	37	Chief Executive Officer of Mercantila
David B. Binder	41	Chief Financial Officer and Treasurer
Travis J. McElfresh	40	Chief Technology Officer
Eric M. Emans	37	Chief Accounting Officer
Michael J. Glover	48	Vice President, Distribution and Business Development
Stephen P. Hawthornthwaite	41	Vice President of Corporate Development
Alesia L. Pinney	47	General Counsel and Secretary

William J. Ruckelshaus became President and Acting Chief Executive Officer in November 2010 after serving as a director of InfoSpace since May 2007. Mr. Ruckelshaus served as Chief Operating Officer of Audience Science, Inc. (formerly known as Revenue Science Inc.), an Internet advertising technology and services company, from August 2008 to November 2010, as well as its Chief Financial Officer from May 2006 to November 2010. From July 2002 to April 2006, he served as Senior Vice President, Corporate Development at Expedia, Inc., an online travel agency, where he oversaw Expedia's mergers and acquisitions and led the corporate strategic planning-effort. Mr. Ruckelshaus came to Expedia from Credit Suisse First Boston Technology Group, where he was a Director of Mergers & Acquisitions focusing on services, software, and Internet verticals. Mr. Ruckelshaus is a graduate of Princeton University and the University of Virginia Darden School of Business.

Nikhil Behl joined InfoSpace's E-Commerce segment as Chief Executive Officer of Mercantila in May 2010. Mr. Behl has more than 15 years of technology and online retail experience, recently serving as Mercantila's Chief Merchandising Officer overseeing hundreds of business partnerships and product strategy, beginning in 2007. From 2005 to 2007, Mr. Behl served at Hewlett-Packard where he was Vice President of Call Center Sales and Customer Service for HPShopping.com. From 2002 to 2005, Behl served as Vice President of Strategy and Development where he led the integration team that merged Compaq AtHome into HPShopping. Additionally, Mr. Behl served as the Director of Sales and Merchandising for HPShopping.com where he was responsible for managing the strategic direction and operations of products and services. Mr. Behl earned a Bachelor of Science degree in business administration from Menlo College.

David B. Binder has served as our Chief Financial Officer and Treasurer since January 2008. Mr. Binder joined InfoSpace as Vice President of Finance in October 2004. From November 2001 to October 2004, he served as Director, and later Senior Director, of Business Development at drugstore.com, Inc., an online drug store.

Eric M. Emans has served as our Chief Accounting Officer since January 2008. Mr. Emans joined the Company as Corporate Controller in September 2006. However, Mr. Emans had previously held various positions at the Company from September 2003 to December 2005, including Manager, Revenue Assurance and Senior Manager, Finance. From December 2005 to September 2006, he served as Director, Mobile Operations, at Corbis Corporation, a provider of visual content and rights services. He began his career as an auditor at Deloitte & Touche LLP.

Michael J. Glover has served as our Vice President, Distribution and Business Development since October 2008. Mr. Glover has held various positions in Business Development since joining InfoSpace in October 2000. From April 2008 to September 2008, he served as Vice President, Business Development. From April 2006 to March 2008, he served as Senior Director, Business Development, after serving as Director, Business Development from June 2004 to April 2006. From January 2004 to June 2004, he served as Senior Manager, Business Development, after serving as Business Development Manager from October 2000 to December 2003.

Stephen P. Hawthornthwaite was appointed InfoSpace's Vice President of Corporate Development in March 2010. He is responsible for managing the Company's merger and acquisition activities and its overall new business development. Mr. Hawthornthwaite has more than 14 years of investment banking experience advising both public and private companies on mergers and acquisitions across multiple industry sectors. Prior to joining InfoSpace, from March 2004 to March 2010, he most recently served as partner and managing director at GCA Savvian, an independent investment banking firm, where he was instrumental in building the firm's digital media franchise and advised on numerous M&A transactions in the digital media and Internet sectors. Previous to his six year tenure at GCA Savvian, from January 1998 to February 2004, Mr. Hawthornthwaite served as an officer in the investment banking divisions at Jefferies Group, Inc. and Robertson Stephens, Inc. Mr. Hawthornthwaite earned a bachelor's degree in political science from Duke University and a J.D. degree from Wake Forest University School of Law.

Travis J. McElfresh was appointed InfoSpace's chief technology officer in September 2010. Mr. McElfresh has more than 15 years of experience in product management, software engineering, operations management, and online consumer experiences and platforms in the technology sector. From December 2008 to June 2010, Mr. McElfresh served as chief technology officer / vice president of product and engineering at 1Cast.com, a news and video service platform startup. From October 2003 to November 2008, Mr. McElfresh was at MSNBC.com as Vice President of Technology overseeing all areas of product development, software engineering, and web operations. From January 2002 to October 2003, Mr. McElfresh served as lead program manager at Xbox where he directed the entire web application platform for Xbox.com. Additionally, Mr. McElfresh has held technical positions at companies including OneSoft, AmeriTeach, and the University of Wyoming. Mr. McElfresh holds a bachelor's degree from Whitman College and an MBA from University of Washington, Michael G. Foster School of Business.

Alesia L. Pinney has served as our General Counsel and Secretary since July 2009. From September 2006 to July 2009, Ms. Pinney provided operational and legal services to four privately held companies in transition, including Sound Inpatient Physicians, LLC as its Chief Administrative Officer, Secretary and General Counsel (2008-09), Talyst, Inc. as its Executive Vice President Operations and Legal (2007-08), Lighthouse Document Technologies, Inc. as its Acting General Counsel (2007), and Weldon Barber as its Chief Operating Officer and General Counsel (2006-07). Prior to such time, Ms. Pinney was employed by drugstore.com, Inc. as its Vice President, Legal and Human Affairs, Secretary and General Counsel from June 2005 to December 2006 and as its Vice President, General Counsel and Secretary from October 2000 to June 2005.

ITEM 1A. Risk Factors

Most of our revenue is attributable to Google and Yahoo!, and the loss of, or a payment dispute with, either of these search customers (or any future significant search customer) would harm our business and financial results.

We rely on our ability to acquire rights to content from third-party content providers, whom we refer to as search customers, and our future success in our online search business is highly dependent upon our ability to maintain and renew relationships with these search customers. Google and Yahoo! jointly accounted for over 80%, 95%, and 95% of our total revenues in 2010, 2009, and 2008, respectively, and we expect that concentration will continue. Google, Yahoo!, and our other search customers are competitors of each other, and the way we do business with one of them may not be acceptable to one or more of their competitors with whom we also do business. This may result in Google, Yahoo!, or other search customers not renewing their agreements with us on favorable terms or at all. Google, Yahoo!, and other search customers are also our competitors in online search, and they have had relationships with some of our current and potential search distribution partners. In addition to competing with us on their own Web properties, our search customers may, in the future, contract directly with our distribution partners to provide online search services.

If Google, Yahoo!, or any future significant search customer were to substantially reduce or eliminate the content it provides to us or to our distribution partners, our business results could materially suffer to the extent we are unable to establish and maintain new search customer relationships, or expand our remaining search customer relationships, to replace the lost or disputed revenue. We have recently entered into a new agreement with Yahoo! that will expire in December 2013. Our principal agreement with Google expires in April 2011 and we are in the process of negotiating terms for a new or extended agreement. If we are unable to renew our contract with Google before its expiration in April 2011 on terms similar to those in our current agreement, our business and financial results would be negatively impacted and could be materially harmed if we are unable to establish and maintain new search customer relationships, or expand our remaining search customer relationships, to replace the lost revenue.

If any of our third-party content providers, including Yahoo! or Google, are unwilling to pay us amounts that it owes us, or dispute amounts it owes us or has paid to us for any reason (including for the reasons described in the risk factors below), our business and financial results could materially suffer to the extent we were unable to establish and maintain new search customer relationships, or expand our remaining search customer relationships, to replace the lost or disputed revenue. In addition, Yahoo! recently signed an agreement with Bing, under which Bing provides all of Yahoo!'s algorithmic search results and some of its paid search results. If Yahoo! cannot maintain an agreement with Bing on favorable terms, Yahoo!'s ability to provide us with algorithmic and paid search results may be impaired, and our operations and financial performance may be materially impacted as a result.

Failure by us or our search distribution partners to comply with the guidelines promulgated by Google and Yahoo! relating to the use of content may cause that search customer to temporarily or permanently suspend the use of its content or terminate its agreement with us, or may require us to modify or terminate certain distribution relationships.

If we or our search distribution partners fail to meet the guidelines promulgated by Google or Yahoo! for the use of their content, we may not be able to continue to use their content or provide the content to such distribution partners. Our agreements with Google and Yahoo! give them the ability to suspend the use and the distribution of their content for non-compliance with their requirements and guidelines and, in the case of breaches of certain other provisions of their agreements, to terminate their agreements with us immediately, regardless of whether such breaches could be cured.

The terms of the search customer agreements with Google and Yahoo! and the related guidelines are subject to differing interpretations by the parties. Google and Yahoo! have in the past suspended, and may in the future, suspend their content provided to our websites or the websites of our distribution partners, without notice, when they believe that we or our distribution partners are not in compliance with their guidelines or are in breach of the terms of their agreements. During such suspension we will not receive any revenue from any property, ours or our distribution partners', affected by the suspended content, and the loss of such revenue could harm our business and financial results.

Additionally, as our business evolves, we expect that the guidelines of Google and Yahoo!, as well as the parties' interpretations of compliance, breach, and sufficient justification for suspension of use of content will change. These changes in the guidelines and the parties' interpretations of those guidelines may result in restrictions on our use of the Google and Yahoo! search services, and may require us to terminate our agreement with distribution partners or forego entering into agreements with distribution partners. The loss or reduction of content that we can use or make available to our distribution partners as a result of suspension, termination, or modification of distribution or search customer agreements, particularly our Google and Yahoo! agreements, could have a material adverse effect on our business and financial results.

A substantial portion of our revenues is dependent on our relationships with a small number of distribution partners who distribute our online search services, the loss of which could have a material adverse effect on our business and financial results.

We rely on our relationships with online search distribution partners, including Internet service providers, Web portals, and software application providers, for distribution of our online search services. In 2010, 60% of our total revenues came from searches conducted by end users on the Web properties of our search distribution partners. If we had not purchased certain assets from Make The Web Better on April 1, 2010, and the revenue generated by those assets had remained owned by a search distribution partner, 66% of our total revenues in 2010 would have come from searches conducted by end users on the Web properties of our search distribution partners. We generated approximately 30%, 42%, and 23% of our total revenues through relationships with our top five distribution partners in 2010, 2009, and 2008, respectively. There can be no assurance that these relationships will continue or will result in benefits to us that outweigh their cost. Moreover, as the proportion of our revenue generated by distribution partners has increased in previous quarters, we have experienced, and expect to continue to experience, less control and visibility over performance. One of our challenges is providing our distribution partners with relevant services at competitive prices in rapidly evolving markets. Distribution partners may create their own services or may seek to license services from our competitors or replace the services that we provide. Also, many of our distribution partners have limited operating histories and evolving business models that may prove unsuccessful even if our services are relevant and our prices competitive. If we are unable to maintain relationships with our distribution partners, our business and financial results could be materially adversely affected.

Our agreements with most of our distribution partners come up for renewal in 2011 and 2012. In addition, some of our distributors have the right to immediately terminate their agreements in the event of certain breaches. Such agreements may be terminated, may not be renewed, or may not be renewed on favorable terms, any of which could adversely impact our business and financial results. We anticipate that our distribution costs for our revenue sharing arrangements with our distribution partners will increase as revenue grows, and may increase as a percentage of revenues to the extent that there are changes to existing arrangements or we enter into new arrangements on less favorable terms.

In addition, competition continues for quality consumer traffic in the online search market. Recently, we have experienced increased competition from our search customers as they seek to enter into content provider agreements directly with our existing or potential distribution partners, making it increasingly difficult for us to renew agreements with existing major distribution partners or to enter into distribution agreements with new partners on favorable terms. Any difficulties that we experience with maintaining or strengthening our business relationships with our major distribution partners could have an adverse effect on our business and financial results.

If advertisers perceive that they are not receiving quality traffic to their sites through their paid-per-click advertisements, they may reduce or eliminate their advertising through the Internet. Further, if Google, Yahoo!, or other search customers perceive that they are not receiving quality traffic from our own websites or the Web property of a distribution partner, they may reduce the fees they pay to us. Either of these factors could have a negative material impact on our business and financial results.

Most of our revenue from our online search business is based on the number of paid clicks on commercial search results served on our owned and operated Web properties or our distribution partners' Web properties. Each time a user clicks on a commercial search result, the search customer that provided the commercial search result receives a fee from the advertiser who paid for the click and the search customer pays us a portion of that fee. If the click originated from one of our distribution partners' Web properties, we share a portion of the fee we receive with such partner. If an advertiser receives what it perceives to be poor quality traffic, meaning that the advertiser's objectives are met for an insufficient percentage of clicks for which it pays, the advertiser may reduce or eliminate its advertisements through the search customer that provided the commercial search result to us. This leads to a loss of revenue for our search customers and consequently fewer fees paid to us. Also, if a search customer perceives that the traffic originating from one of our Web properties or the Web property of a distribution partner is of poor quality, the search customer may discount the amount it charged all advertisers whose paid click advertisements appeared on such website or Web property based on the amount of poor quality traffic the search customer deems to have been generated, and accordingly may reduce the fees it would have otherwise paid us. The search customer may also suspend or terminate our ability to provide its content through such websites or Web properties if such activities are not modified to satisfy the search customer's concerns. The payment of fewer fees to us or the inability to provide content through such websites or Web properties, particularly the content of Google and Yahoo!, could have a material negative effect on our business and financial results.

Poor quality traffic may be a result of invalid click activity. Such invalid click activity occurs, for example, when a person or automated click generation program clicks on a commercial search result to generate fees for the Web property displaying the commercial search result rather than to view the Web page underlying the commercial search result. Some of this invalid click activity is referred to as "click fraud." When such invalid click activity is detected, the search customer may not charge the advertiser or may refund the fee paid by the advertiser for such invalid clicks. If the invalid click activity originated from one of our distribution partners' Web properties or our owned and operated properties, such non-charge or refund of the fees paid by the advertisers in turn reduces the amount of fees the search customer pays us. The resulting loss of revenue, particularly with respect to Google or Yahoo! content, could harm our business and financial results.

Initiatives we undertake to improve the quality of the traffic that we send to our search customers may not be successful and, even if successful, may result in loss of revenue in a given reporting period. For example, during the first half of 2010, we removed certain traffic from some distribution partners in an effort to improve traffic quality, and these actions, while successful in improving traffic quality, had a material negative impact on our revenues for the first and second quarters of 2010.

A significant part of our growth strategy involves identifying, acquiring, or developing and successfully integrating businesses or technologies, some or all of which may not be complementary to our current operations or leverage our current infrastructure and operational experience. Our financial and operating results will suffer if we are unsuccessful in integrating our acquisitions.

An important component of our strategy for future growth is to identify, acquire, or develop and successfully integrate new businesses or technologies into InfoSpace. For example, as a result of our May 2010 acquisition of certain assets of Mercantila, Inc., we began operating an online retail business that includes a collection of more than 200 specialty online retail stores. We may be unable to identify acceptable targets for acquisition or development. If we are successful in identifying targets, those targets may not be complementary to our current Core search or E-Commerce operations and may not leverage our existing infrastructure or operational experience. Further, competition for acquisitions has been, and may in the future continue to be, intense. As a result, even if we are able to identify an acquisition that we would like to consummate, we may not be able to complete the acquisition on commercially reasonable terms. Moreover, any such acquisition may not prove successful. In the past, our financial results have suffered significantly due to impairment charges of goodwill and other intangible assets related to prior acquisitions.

Acquisitions or development of new businesses or technologies may involve the use of cash, potentially dilutive issuances of stock, the potential incurrence of debt and contingent liabilities, or amortization expenses related to certain intangible assets. If outside financing is needed, we may be unable to obtain it on acceptable terms, or at all, in light of the current capital market conditions or other factors. The cost of development or acquisition, as the case may be, may be greater than anticipated by us or investors.

Acquisitions involve numerous other risks that could materially and adversely affect our results of operations or stock price, including:

- difficulties in assimilating the operations, products, technology, information systems and management, and other personnel of acquired companies that result in unanticipated costs, delays, or allocation of resources;
- the dilutive effect on earnings per share as a result of issuances of stock, as well as, incurring operating losses and the amortization of intangible assets for the acquired business;
- stock volatility due to the perceived value of the acquired business by investors;
- diverting management's attention from current operations and other business concerns, including potential strain on financial and managerial controls and reporting systems and procedures;
- disruption of our ongoing business or the ongoing acquired business, including impairment of existing relationships with our employees, distributors, suppliers, or customers or those of the acquired companies;
- diversion of capital from other uses;
- failing to achieve the anticipated benefits of the acquisitions in a timely manner, or at all;
- difficulties in acquiring foreign companies, including risks related to integrating operations across different cultures and languages, currency risks, and the particular economic, political, and regulatory risks associated with specific countries; and
- adverse outcome of litigation matters or other contingent liabilities assumed in or arising out of the acquisitions.

Developing or acquiring a technology, service, or business, and then integrating that technology, service, or business into InfoSpace, will be complex, time consuming, and expensive, particularly if we acquire a technology, service, or business that is not in our current industries of online search and online retail. For example, the successful integration of an acquisition requires, among other things, that we: retain key personnel; maintain and support preexisting supplier, distribution, and customer relationships; and integrate accounting and support functions. The complexity of the technologies and operations being integrated and, in the case of an acquisition, the disparate corporate cultures and/or industries being combined, may increase the difficulties of integrating an acquired technology or business. If our integration of acquired or internally developed technologies or businesses is not successful, we may experience adverse financial or competitive effects. Moreover, there can be no assurance that the short- or long-term value of any technology or business that we develop or acquire will be equal to the value of the cash and other consideration that we paid or expenses we incurred.

Our new E-Commerce business is subject to many risks.

Our E-Commerce business is still in development, and we cannot ensure that it will succeed. We intend to offer additional types of products or related online retail services through our E-Commerce sites, but cannot provide assurance that any of them will be successful or that their failure will not result in harm to our overall business. The additions and modifications to our business as a result of our expansion into online retail have increased the complexity of our business. Future additions to or modifications of our business are likely to have similar effects. We may not be able to manage growth in our E-Commerce business effectively, which could damage our reputation, limit our growth in other areas, and negatively affect our operating results.

Our new E-Commerce business is subject to a number of additional risks, including the following risks and risks described elsewhere in this Item 1A, among others:

- the risk that we will be unable to attract and retain customers cost-effectively, which would harm our ability to achieve and maintain profitability. Because much of our current E-Commerce business is based on one-time transactions with customers for relatively high-priced items, we must constantly acquire new customers. We rely on relationships with online services, search engines, affiliate marketing websites, directories, and other websites and online retail businesses to host and provide content, advertising banners, and other links that direct customers to our E-Commerce websites, and if we are unable to develop or maintain these relationships on acceptable terms, our ability to attract new customers could be harmed;
- the risk that we may owe back taxes and penalties in the event that states in which we do not currently remit sales tax successfully assert that we are required to remit sales tax on products we sell to consumers in those states. If we are forced to remit sales tax for products sold in a particular jurisdiction, we may also be required to increase product prices for customers in that jurisdiction, which could impair our ability to compete for those customers (particularly for sales of higher value items) and harm our revenue;
- the risk that we will fail to detect and sufficiently control credit card fraud, which could reduce our net revenues and our gross profit percentage;
- the risk of product liability claims, which could result in costly and time-consuming litigation, decreased sales, damage to our brands, and have material adverse effects on our business, financial position, and operating results, particularly if the claim exceeds our or the vendor's insurance coverage or the vendor lacks the financial ability or willingness to properly indemnify us for the claim;
- the risk of a significant number of merchandise returns, which could harm our business, reputation, and results of operations, and the risk that any change to returns policies intended to reduce the number of product returns may result in customer dissatisfaction, fewer initial sales, and fewer repeat customers; and
- other risks associated with acquisitions.

If we do not address these and other risks timely and effectively, our E-Commerce business may not succeed.

We rely substantially on third-party relationships for our E-Commerce business. If these relationships do not continue on favorable terms, or if the third parties do not perform in the manner we expect, our business will suffer.

We rely on our relationships with independent product vendors for the products that we offer for sale on our E-Commerce websites. Our business will suffer if we are unable to develop and maintain relationships with product vendors that allow us to obtain sufficient quantities of merchandise on acceptable commercial terms and in a timely manner. We have relationships with thousands of vendors for the products we offer for sale on our websites. We depend on our vendors to provide almost all of the products we sell, as we do not generally keep products we sell in inventory. If we do not maintain our existing relationships or build new relationships with vendors on acceptable commercial terms, we may be unable to maintain a broad selection of merchandise. We generally do not have long-term supply agreements, price guarantees, or exclusive arrangements with our vendors. As a result, we cannot guarantee high levels of product quality and selection at competitive prices because our vendors generally do not have a continuing obligation to provide us with merchandise at historical levels or prices or at all. In most cases, our relationships with our suppliers do not restrict the suppliers from selling their inventory to other traditional or online merchandise liquidators or retailers, which could in turn limit the selection of products available on our websites, particularly during peak seasons for those products.

In addition, we rely upon third-party delivery services for the shipment of products to customers. These relationships may not continue on terms we find acceptable, or at all, if our relationships with third-party delivery services are terminated or impaired, or if these third parties are unable to deliver products for us because of labor issues, deteriorating financial or business conditions, natural disasters, or any other reason, we would be required to use alternative carriers for the shipment of products to our customers. In any of these circumstances, we may be unable to engage alternative carriers on a timely basis, upon terms we find acceptable, or at all. In addition, third-party delivery services may not ship to our customers on a timely and consistent basis. Unexpected increases in shipping costs, delivery times, or damaged products could harm our business, reputation, and financial condition and results of operations.

We also have agreements with third-party service providers to provide processing and administrative functions with respect to our E-Commerce call center, warehouse, email and online marketing, search engine optimization, and other areas. Services provided by third parties could be interrupted as a result of many factors, such as natural disasters, failures of the providers' technology or personnel, or inability to manage peak demand during busy seasons. Failure by third parties to provide us with these services on a timely basis and within our service level expectations could harm our business. In addition, to the extent we are unable to maintain our outsourcing arrangements, we may incur substantial costs to either bring those services in-house or transition them to other providers, which may not be successful. In the interim, we could face significant losses in revenue due to decreased ability to market, accept, or fulfill orders.

We have a history of incurring net losses, we may incur net losses in the future, and we may not be able to regain or sustain profitability on a quarterly or annual basis.

Although we generated net income in our last two years, we have incurred net losses on an annual basis for all but five of the years since our inception, and as of December 31, 2010, we had an accumulated deficit of $1.0 billion. We may incur net losses in the future, including but not limited to losses resulting from our operations, loss on investments, the impairment of goodwill or other intangible assets, losses from acquisitions, restructuring charges, or expense related to stock-based compensation and other equity awards. There can be no assurance that we will be able to achieve and maintain consistent profitability in the future.

Our financial results are likely to continue to fluctuate, which could cause our stock price to continue to be volatile or decline.

Our financial results have varied on a quarterly basis and are likely to continue to fluctuate in the future. These fluctuations could cause our stock price to be volatile or decline. Many factors could cause our quarterly results to fluctuate materially, including but not limited to:

- changes or potential changes in our relationships with Google or Yahoo! or future significant search customers, such as effects of changes to their requirements or guidelines or their measurement of the quality of traffic we send to their advertiser networks, and any resulting loss or reduction of content that we can use or make available to our distribution partners;
- the loss, termination, or reduction in scope of key distribution relationships in our search business, for example, as a result of distribution partners licensing content directly from content providers, or any

suspension by our search customers (particularly Google and Yahoo!) of the right to use or distribute content on the Web properties of our distribution partners;

- our strategic initiatives and our ability to implement those initiatives in a cost effective manner;
- the mix of search revenue generated by our owned and operated Web properties versus our distribution partners' Web properties (for example, such as the improvement in our financial results for the second quarter of 2010 that resulted from our acquisition of certain assets including Web properties from Make The Web Better, a distribution partner, in April 2010);
- the mix of revenues generated by our Core search business and our E-Commerce business versus other businesses we develop or acquire;
- our ability to attract and retain quality traffic;
- litigation expenses, including but not limited to settlement costs;
- expenses incurred in finding, negotiating, consummating, and integrating acquisitions;
- variable demand for our products and services, rapidly evolving technologies and markets, and consumer preferences;
- the effects of acquisitions by us, our search customers, or our distribution partners;
- increases in the costs or availability of content for our search services or the costs or availability of products for our E-Commerce business;
- additional restructuring charges we may incur in the future;
- seasonality of our E-Commerce business;
- the continuing impact of the economic downturn, which has in the past led to and may in the future lead to lower online advertising spend by advertisers and decreases in discretionary consumer spending, resulting in lower revenue per click for paid searches and decreased revenue or slower revenue growth from our E-Commerce sites (particularly since we offer many products that consumers may view as discretionary items rather than necessities);
- changes in commodity prices affecting our E-Commerce business, which may increase our vendors' costs and, as a result, our costs for acquiring the products we sell;
- changes in energy costs, which may increase our shipping costs in our E-Commerce business, particularly since many of the products we sell have high shipping costs that are particularly susceptible to additional costs resulting from increases in energy prices;
- new court rulings, or the adoption of new laws, rules, or regulations, that adversely affect our ability to acquire content and distribute our search services, that affect our ability to operate our E-Commerce business or offer non-search products and services, or that otherwise increase our potential liability;
- impairment in the value of long-lived assets or the value of acquired assets, including goodwill, core technology, and acquired contracts and relationships;
- the effect of changes in accounting principles or in our accounting treatment of revenues or expenses; and
- the adoption of new regulations or accounting standards.

For these reasons, among others, you should not rely on period-to-period comparisons of our financial results to forecast our future performance. Furthermore, our fluctuating operating results may fall below the expectations of securities analysts or investors and financial results volatility could make us less attractive to investors, either of which could cause the trading price of our stock to decline.

Our stock price has been and is likely to continue to be highly volatile.

The trading price of our common stock has been highly volatile. Between January 8, 2008, which was the date that we paid our most recent special dividend, and December 31, 2010, our stock price ranged from $5.20 to $12.52. On February 25, 2011, the closing price of our common stock was $8.05. Our stock price could decline or fluctuate wildly in response to many factors, including the other risks discussed in this Item 1A and the following, among others:

- actual or anticipated variations in quarterly and annual results of operations;
- announcements of significant acquisitions, dispositions, charges, changes in or loss of material contracts, new search customers, new distribution partner relationships, or other business developments by us, our search customers, distribution partners, or competitors;
- conditions or trends in the online search services or online retail markets;
- changes in general conditions in the U.S. and global economies or financial markets;
- announcements of technological innovations or new services by us or our competitors;
- changes in financial estimates or recommendations by securities analysts;
- disclosures of any accounting issues, such as restatements or material weaknesses in internal control over financial reporting;
- equity offerings resulting in the dilution of stockholders;
- the adoption of new regulations or accounting standards; and
- announcements or publicity relating to litigation and similar matters.

In addition, the stock market in general, and the NASDAQ Global Select Market and the market for Internet and technology company securities in particular, have experienced extreme price and volume fluctuations. These broad market and industry factors and general economic conditions may materially and adversely affect our stock price. Our stock has been subject to such price and volume fluctuations in the recent past. Often, class action litigation has been instituted against companies after periods of volatility in the overall market and in the price of such companies' stock. If such litigation were to be instituted against us, even if we were to prevail, it could result in substantial cost and diversion of management's attention and resources.

If we are unable to hire, retain, and motivate highly qualified employees, including our key employees, we may not be able to successfully manage our business.

Our future success depends on our ability to identify, attract, hire, retain, and motivate highly skilled management, technical, sales and marketing, and corporate development personnel. Qualified personnel with experience relevant to our online search and E-Commerce businesses are scarce and competition to recruit them is intense. If we fail to successfully hire and retain a sufficient number of highly qualified employees, we may have difficulties in supporting our search customers or expanding our business. Realignments of resources, reductions in workforce, or other operational decisions have created and could continue to create an unstable work environment and may have a negative effect on our ability to hire, retain, and motivate employees.

Our business and operations are substantially dependent on the performance of our key employees, all of whom are employed on an at-will basis. We have experienced significant changes at our executive management level and we may experience more changes in the future. Changes of management or key employees may cause disruption to our operations, which may materially and adversely affect our business and financial results or delay achievement of our business objectives. In addition, if we lose the services of one or more key employees and are unable to recruit and retain a suitable successor(s), we may not be able to successfully and timely manage our business or achieve our business objectives. For example, the success of our search business is partially dependent on key personnel who have long-term relationships with our search customers and distribution partners, and the success of our new E-Commerce business is dependent on the knowledge, experience, and relationships of the key leadership personnel who joined us in the acquisition of the Mercantila, Inc. assets. There can be no assurance that any retention program we initiate will be successful at retaining employees, including key employees.

In light of current market conditions, the value of stock options or restricted stock units granted to employees may cease to provide sufficient incentive to our employees.

Like many technology companies, we use stock options, restricted stock units, and other equity-based awards to recruit technology professionals and senior level employees. We now issue only restricted stock units to employees, other than executives and selected employees, because stock options are not currently seen as providing enough incentive to attract or retain employees. With respect to those employees to whom we issue options, we face a significant challenge in retaining them if the value of these stock options (together with the value of any restricted stock units) is either not substantial enough or so substantial that the employee leaves after their stock options or restricted stock units have vested. If our stock price does not increase significantly above the exercise prices of our options, we may need to issue new options, in order to motivate and retain our executives; or if option-programs become impracticable, we may need to issue other equity incentives or increase other forms of compensation. We may undertake or seek stockholder approval to undertake other equity-based programs to retain our employees, which may be viewed as dilutive to our stockholders or may increase our compensation costs. Additionally, there can be no assurance that any such programs we undertake, including the restricted stock unit awards, will be successful in motivating and retaining our employees.

Our online search services may expose us to claims relating to how the content was obtained, distributed, or displayed.

Our online search services link users, either directly through our own websites or indirectly through the Web properties of our distribution partners, to third-party Web pages and content in response to search queries and other requests. These services could expose us to legal liability from claims relating to such third-party content and sites, the manner in which these services are distributed and displayed by us or our distribution partners, or how the content provided by our search customers was obtained or provided by our search customers. Such claims could include the following: infringement of patent, copyright, trademark, trade secret, or other intellectual property or proprietary rights; violation of privacy and publicity rights; unfair competition; defamation; providing false or misleading information; obscenity; pornography; and illegal gambling. Regardless of the legal merits of any such claims, they could result in costly litigation, be time consuming to defend, and divert management's attention and resources. If there was a determination that we had violated third-party rights or applicable law, we could incur substantial monetary liability, be required to enter into costly royalty or licensing arrangements (if available), or be required to change our business practices. We may also have an obligation to indemnify and hold harmless certain of our search customers or distribution partners from damages they suffer for such violations under our contracts with them. Implementing measures to reduce our exposure to such claims could require us to expend substantial resources and limit the attractiveness of our services. As a result, these claims could result in material harm to our business.

In the past, there have been legal actions brought or threatened against distributors of downloadable applications deemed to be "adware" or "spyware." Additionally, certain bills are pending and some laws have been passed in certain jurisdictions setting forth requirements that must be met before a downloadable application is downloaded to an end user's computer. We provide downloadable applications to promote use of our search services for our owned and operated search services. Such applications may be considered adware. We also partner with some distribution partners that provide adware to their users if the partners adhere to our strict guidelines requiring them, among other things, to disclose to the user what the adware does and to obtain the consent of the user before the application is downloaded. The adware must also be easy to uninstall. We also review the downloadable application the partner proposes to use before we distribute our results to them. We also have the right to audit our partners and, if we find that they are not following our guidelines, we can terminate our agreement with them or cease providing content to that downloadable application. Some partners have not been able to meet the new guidelines imposed by us or some of our search customers, and we no longer provide the applicable content or any content, as the case may be, to such partners or certain of their downloadable applications. We work closely with some of our major search customers to try to identify potential distribution partners that do not meet our guidelines or are in breach of our distribution agreements and we work with our distribution partners to ensure they deliver quality traffic. However, there can be no assurance that the measures we implement to reduce our exposure to claims that certain ways in which the content is distributed violate legal requirements will be successful. Any claims against us as a result of violations of legal requirements or contractual obligations could result in material harm to our business.

Our website and transaction management software, data center systems, or the systems of the third-party co-location facilities in which they are located could fail or become unavailable, which could harm our reputation, result in a loss of revenues and current or potential customers, and cause us to breach agreements with our partners.

Any system interruptions that result in the unavailability or unreliability of our websites, transaction processing systems, or network infrastructure could reduce our sales and impair our ability to properly process transactions. We use internally developed and third-party systems for our websites and certain aspects of transaction processing. Some of our systems, particularly in our E-Commerce business, are relatively new and untested, and thus may be subject to failure or unreliability. Any system unavailability or unreliability may cause unanticipated system disruptions, slower response times, degradation in customer satisfaction, additional expense, impaired quality and speed of order fulfillment, or delays in reporting accurate financial information.

We provide our own data center services for our online search business from two geographically diverse third-party co-location facilities. Although the two data centers provide some redundancy, not all of our systems and operations have backup redundancy. Our E-Commerce infrastructure is partially hosted in a separate co-location facility that has system redundancy but not location redundancy, and partially hosted on a cloud-based system that has full redundancy. Our systems and operations could be damaged or interrupted by fire, flood, earthquakes, or other natural disasters, power loss, telecommunications failure, Internet breakdown, break-in, or other events beyond our control. We could face significant damage as a result of these events, and our business interruption insurance may not be adequate to compensate us for all the losses that may occur. In addition, such third-party co-location facilities and data center systems use sophisticated equipment, infrastructure, and software that may contain bugs or suffer outages that could interrupt service. During the period in which service is unavailable, we will be unable or severely limited in our ability to generate revenues, and we may also be exposed to liability from those third parties to whom we provide services through our data centers. For these reasons, our business and financial results could be materially harmed if our systems and operations are damaged or interrupted, including if we are unable to develop, or if we or our third-party co-location facility providers are unable to successfully manage, the infrastructure necessary to meet current or future demands for reliability and scalability of our systems.

If the volume of traffic to our E-Commerce websites or to search services infrastructure increases substantially, we must respond in a timely fashion by expanding our systems, which may entail upgrading our technology, transaction processing systems, and network infrastructure. Our ability to support our expansion and upgrade requirements may be constrained due to our business demands or constraints of our third-party co-location facility providers. Due to the number of our customers and the services that we offer, we could experience periodic capacity constraints which may cause temporary unanticipated system disruptions, slower response times and lower levels of customer service, and limit our ability to develop, offer, or release new or enhanced products and services. Our business could be harmed if we are unable to accurately project the rate or timing of increases, if any, in the use of our search services or we fail to expand and upgrade our systems and infrastructure to accommodate these increases in a timely manner.

The security measures we have implemented to secure information we collect and store may be breached. Security breaches may pose risks to the uninterrupted operation of our systems and could cause us to breach agreements with our customers and distribution partners, expose us to mitigation costs, litigation, potential investigation and penalties by authorities, potential claims by persons whose information was disclosed, and damage our reputation.

Our networks or those from third parties that we use may be vulnerable to unauthorized access by hackers, rogue employees or contractors, or other persons, computer viruses, and other disruptive problems. Someone who is able to circumvent security measures could misappropriate our proprietary information or cause interruptions in our operations. We receive, retain, and transmit certain personal information about our E-Commerce customers and website visitors, using technology and networks provided by third parties to provide the security and authentication used to transmit confidential information, including payment information. Subscribers to some of our online search services are required to provide information that may be considered to be personally identifiable or private information. Unauthorized access to, and abuse of, this information could result in significant harm to our business.

We take, and we believe our third-party providers take, reasonable steps to protect the security, integrity, and confidentiality of the information that is collected and stored, but there is no guarantee that inadvertent or unauthorized disclosure will not occur or that third parties will not gain unauthorized access despite our efforts. If such unauthorized disclosure or access does occur, we may be required under existing and proposed laws to notify persons whose information was disclosed or accessed. We also may be subject to claims of breach of contract for such disclosure, investigation, and penalties by regulatory authorities, and potential claims by persons whose information was disclosed, or other persons or companies who suffer damages as a result of unauthorized disclosure. Any such claims could result in costly litigation or liability, be time consuming to resolve, damage our reputation, and divert the attention and resources of management and other personnel.

We may need to expend significant capital or other resources protecting against the threat of security breaches or alleviating problems caused by breaches. Although we intend to continue to implement and improve our security measures, persons may be able to circumvent the measures that we implement in the future. Eliminating computer viruses and alleviating other security problems may require interruptions, delays, or cessation of service to users accessing our services, any of which could harm our business and financial results.

We may be subject to liability for our use or distribution of information that we gather or receive from third parties and indemnity protections or insurance coverage may be inadequate to cover such liability.

We obtain content and commerce information from third parties. When we distribute this information, we may be liable for the data that is contained in that content. This could subject us to legal liability for such things as defamation, negligence, intellectual property infringement, violation of privacy or publicity rights, and product or service liability, among others. Laws or regulations of certain jurisdictions may also deem some content illegal, which may expose us to legal liability as well. We also gather personal information from users in order to provide personalized services. Gathering and processing this personal information may subject us to legal liability for, among other things, negligence, defamation, invasion of privacy, or product or service liability. We are also subject to laws and regulations, both in the United States and abroad, regarding the collection and use of end user information and search related data. If we do not comply with these laws and regulations, we may be exposed to legal liability.

Although the agreements by which we obtain content contain indemnity provisions, these provisions may not cover a particular claim or type of claim or the party giving the indemnity may not have the financial resources to cover the claim. Our insurance coverage may be inadequate to cover fully the amounts or types of claims that might be made against us. Any liability that we incur as a result of content we receive from third parties could harm our financial results.

If others claim that our services infringe their intellectual property rights, we may be forced to seek expensive licenses, reengineer our services, engage in expensive and time-consuming litigation, or stop marketing and licensing our services.

Companies and individuals with rights relating to the Internet, software, and application services industries have frequently resorted to litigation regarding intellectual property rights. In some cases, the ownership or scope of an entity's or person's rights is unclear and may also change over time, including through changes in U.S. or international intellectual property laws or regulations or through court decisions or decisions by agencies or regulatory boards that manage such rights.

Third parties have in the past and may in the future make claims against us alleging infringement of copyrights, trademarks, trade secret rights, intellectual property or other proprietary rights, or alleging unfair competition or violations of privacy or publicity rights. Responding to any such claims could be time-consuming, result in costly litigation, divert management's attention, cause product or service release delays, require us to redesign our services, or require us to enter into royalty or licensing agreements. Our technology and intellectual property may not be able to withstand any third-party claims or rights against their use. If a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could suffer.

We do not regularly conduct patent searches to determine whether the technology used in our services infringes patents held by third parties. Patent searches may not return every issued patent that may be deemed relevant to a particular product or service. It is therefore difficult to determine, with any level of certainty, whether a particular product or service may be construed as infringing a U.S. or foreign patent. Because patent applications in the United States are not immediately publicly disclosed, applications may have been filed by third parties that relate to our services that may not be discovered in a patent search. In addition, other companies, as well as research and academic institutions, have conducted research for many years in the search technology field, and this research could lead to the filing of further patent applications or affect filed applications.

If we were to discover that our services violated or potentially violated third-party proprietary rights, we might be required to obtain licenses that are costly or contain terms unfavorable to us, or expend substantial resources to reengineer those services so that they would not violate such third-party rights. Any reengineering effort may not be successful, and any such licenses may not be available on commercially reasonable terms, if at all. Any third-party infringement claims against us could result in costly litigation or liability and be time consuming to defend, divert management's attention and resources, cause product and service delays, or require us to enter into royalty and licensing agreements.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thus weakening our competitive position and negatively impacting our business and financial results. We may have to litigate to enforce our intellectual property rights, which can be time consuming, expensive, and difficult to predict.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, or obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may obtain and use information, marks, or technology that we regard as proprietary, copy aspects of our services, or use similar marks or domain names. In some cases, the ownership or scope of an entity's or person's rights is unclear and may also change over time, including through changes in U.S. or international intellectual property laws or regulations or through court decisions or decisions by agencies or regulatory boards that manage such rights. Our intellectual property may be subject to even greater risk in foreign jurisdictions, as protection is not sought or obtained in every country in which our services and technology are available and it is often more difficult and costly to enforce our rights in foreign jurisdictions. Moreover, the laws of many countries do not protect proprietary rights to the same extent as the laws of the United States and intellectual property developed for us by our employees or contractors in foreign jurisdictions may not be as protected as if created in the United States.

We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights which are sometimes not clear or may change. Litigation can be time consuming, expensive, and difficult to predict.

Delaware law and our charter documents may impede or discourage a takeover, which could cause the market price of our shares to decline.

We are a Delaware corporation and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire us, even if a change of control would be beneficial to our existing stockholders. For example, Section 203 of the Delaware General Corporation Law may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder. In addition, our certificate of incorporation and bylaws contain provisions that may discourage, delay, or prevent a third party from acquiring us without the consent of our board of directors, even if doing so would be beneficial to our stockholders. Provisions of our charter documents that could have an anti-takeover effect include:

- the classification of our board of directors into three groups so that directors serve staggered three-year terms, which may make it difficult for a potential acquirer to gain control of our board of directors;
- the requirement for supermajority approval by stockholders for certain business combinations;
- the ability of our board of directors to authorize the issuance of shares of undesignated preferred stock without a vote by stockholders;
- the ability of our board of directors to amend or repeal the bylaws;
- limitations on the removal of directors;
- limitations on stockholders' ability to call special stockholder meetings;
- advance notice requirements for nominating candidates for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and
- certain limited transfer restrictions on our common stock designed to preserve our federal net operating loss carryforwards ("***NOLs***").

On July 19, 2002, our board of directors adopted a stockholder rights plan, pursuant to which we declared and paid a dividend of one right for each share of common stock held by stockholders of record as of August 9, 2002. Unless redeemed by us prior to the time the rights are exercised, upon the occurrence of certain events, the rights will entitle the holders to receive shares of our preferred stock, or shares of an acquiring entity. In addition, at our 2009 annual meeting, our stockholders approved an amendment to our certificate of incorporation that restricts any person or entity from attempting to transfer our stock, without prior permission from the Board of Directors, to the extent that such transfer would (i) create or result in an individual or entity becoming a five-percent shareholder of our stock, or (ii) increase the stock ownership percentage of any existing five-percent shareholder. This amendment provides that any transfer that violates its provisions shall be null and void and would require the purported transferee to, upon demand by the Company, transfer the shares that exceed the five percent limit to an agent designated by the Company for the purpose of conducting a sale of such excess shares. The stockholder rights plan and the amendment to the certificate of incorporation would make the acquisition of the Company more expensive to the acquirer and could significantly delay, discourage, or prevent third parties from acquiring the Company without the approval of our board of directors.

If there is change in our ownership within the meaning of Section 382 of the Internal Revenue Code, our ability to utilize our NOLs may be severely limited or potentially eliminated.

As of December 31, 2010, we had NOLs of approximately $788 million that will expire over a ten to twenty year period. If we were to have a change of ownership within the meaning of Section 382 of the Internal Revenue Code (defined as a cumulative change of 50 percentage points or more in the ownership positions of certain stockholders owning 5% or more of a company's common stock over a three-year rolling period), then under certain conditions, the amount of NOLs we could use in any one year could be limited to an amount equal to our market capitalization, net of substantial non-business assets, at the time of the ownership change multiplied by the federal long-term tax exempt rate. Our certificate of incorporation imposes certain limited transfer restrictions on our common stock that we expect will assist us in preventing a change of ownership and preserving our NOLs, but there can be no assurance that these restrictions will be sufficient. If we are unable to use our NOLs before they expire, or if the use of this tax benefit is severely limited or eliminated by a change of ownership, there could be a material reduction in the amount of after-tax income and cash flow from operations, and it could have an effect on our ability to engage in certain transactions.

Restructuring and streamlining our business, including implementing reductions in workforce, discretionary spending, and other expense reductions, may harm our business.

We have in the past and may in the future find it advisable to take measures to streamline operations and reduce expenses, including, without limitation, reducing our workforce or discontinuing products or businesses. Such measures may place significant strains on our management and employees, and could impair our development, marketing, sales, and customer support efforts. We may also incur liabilities from these measures, including liabilities from early termination or assignment of contracts, potential failure to meet obligations due to loss of employees or resources, and resulting litigation. Such effects from restructuring and streamlining could have a negative impact on our business and financial results.

RISKS RELATED TO THE INDUSTRIES IN WHICH WE OPERATE

We may be unable to compete successfully in the online search and online retail markets.

We face intense competition in the online search and online retail markets, both of which are extremely competitive and rapidly changing. In addition, the retail business for the products we sell on our E-Commerce sites has few barriers to entry. Many of our competitors or potential competitors have substantially greater financial, technical, and marketing resources, larger customer bases, longer operating histories, more developed infrastructures, greater brand recognition, better access to vendors, or more established relationships in the industry than we have. Our competitors may be able to adopt more aggressive pricing policies, develop and expand their product and service offerings more rapidly, adapt to new or emerging technologies and changes in search customer and distribution partner requirements more quickly, take advantage of acquisitions and other opportunities more readily, achieve greater economies of scale, and devote greater resources to the marketing and sale of their products and services than we can. Our competitors in the online retail business include general merchandise retailers and specialty retailers with an online presence, brick-and-mortar stores (both national and local), or both, as well as our own vendors selling direct to consumers or through other retailers. Some of the companies we compete with in online search are currently search customers of ours, the loss of any of which could harm our business. In addition, we may face increasing competition for search market share from new search startups, mobile search providers, and social media sites and applications. If we are unable to match or exceed our competitors' product offerings, marketing reach, and customer service experience, our business may not be successful. Because of these competitive factors and due to our relatively small size and financial resources, we may be unable to compete successfully in the online search and online retail markets and, to the extent that these competitive factors apply to other markets that we pursue, in such other markets.

Additionally, our business and financial results could be adversely affected if our search distribution partners create their own services that compete or replace the services we provide or they acquire such services from other sources. We continue to experience increased competition from search customers seeking to enter into agreements directly with our existing or potential distribution partners, making it increasingly difficult for us to renew agreements with existing major distribution partners or to enter into distribution agreements with new partners on favorable terms.

Consolidation in the industries in which we operate could lead to increased competition and loss of customers.

The Internet industry (including online search and retail) has experienced substantial consolidation. This consolidation may continue. These acquisitions could adversely affect our business and results of operations in a number of ways, including the following:

- search customers could acquire or be acquired by one of our other search customers, enter into new business relationships with each other, and stop licensing content to us or gain additional negotiating leverage in their relationships with us;
- our search distribution partners could acquire or be acquired by one of our competitors and terminate their relationship with us;
- our search distribution partners could merge with each other, which could reduce our ability to negotiate favorable terms; and
- competitors in online search or retail (including both brick-and-mortar and Internet retail) could improve their competitive positions through strategic acquisitions or new business relationships with each other.

Consolidation in the Internet industry could have a material adverse effect on our business and results of operations.

Governmental regulation and the application of existing laws may slow business growth, increase our costs of doing business, and create potential liability.

The growth and development of the Internet has led to new laws and regulations, as well as the application of existing laws to the Internet, in both the U.S. and foreign jurisdictions. Application of these laws can be unclear. For example, it is unclear how many existing laws regulating or requiring licenses for certain businesses (such as gambling, online auctions, distribution of pharmaceuticals, alcohol, tobacco, firearms, insurance, securities brokerage, or legal services) apply to online search services, online advertising, and our business. The costs of complying or failure to comply with these laws and regulations could limit our ability to operate in our markets (including limiting our ability to distribute our products and services; conduct targeted advertising; collect, use, or transfer user information; or comply with new data security requirements), expose us to compliance costs and substantial liability, and result in costly and time-consuming litigation. It is impossible to predict whether or when any new legislation may be adopted or existing legislation or regulatory requirements will be deemed applicable to us, any of which could materially and adversely affect our business.

Any failure by us to comply with our posted privacy policies, Federal Trade Commission ("***FTC***") requirements, or other privacy-related laws and regulations could result in proceedings by the FTC or others, including potential class action litigation, which could potentially have an adverse effect on our business, results of operations, and financial condition. For example, there are a large number of legislative proposals before the U.S. Congress and various state legislative bodies regarding privacy and data protection issues related to our businesses. It is not possible to predict whether or when such legislation may be adopted and certain proposals, if adopted, could materially and adversely affect our business through a decrease in user registrations and revenues. This could be caused by, among other possible provisions, the required use of disclaimers or other requirements before users can utilize our services.

In the fourth quarter of 2010, we ceased operation of *www.haggle.com* (“***Haggle***”), a competitive shopping website, and transferred user accounts and certain assets and liabilities to a competing website. We may face certain risks relating to the previous operation or shutdown of Haggle. Numerous states and foreign jurisdictions have regulations regarding auctions and may attempt to claim those regulations applied to Haggle. In addition, we understand that some academics and others have suggested that prepaid bidding fee auctions resemble games of chance and/or gambling. We believe that the results of Haggle auctions depended on the skill of the participants and are thus not subject to such laws. If lawmakers or regulators were to decide that bidding fee auctions are games of chance or constitute gambling, or are subject to auction laws, we could become subject to various federal and state penalties. In addition, we may be subject to legal claims from former Haggle users unhappy with the operation or shutdown of Haggle or with the operation of the competing website to which user accounts were transferred.

The FTC has recommended that search engine providers delineate paid-ranking search results from non-paid results. To the extent that we are required to modify presentation of search results as a result of specific regulations or requirements that may be issued in the future by the FTC or other state or federal agencies or legislative bodies with respect to the nature of such delineation or other aspects of advertising in connection with online search services, revenue from the affected search engines could be negatively impacted. With respect to our E-Commerce business, we must comply with regulations governing online promotions and the taxation of items sold online and the taxation of Internet commerce. Addressing these regulations may require us to develop additional technology or otherwise expend significant time and expense.

Due to the nature of the Internet, it is possible that the governments of states and foreign countries might attempt to regulate Internet transmissions, through data protection laws amongst others, or institute proceedings for violations of their laws. We might unintentionally violate such laws, such laws may be modified, and new laws may be enacted in the future. Any such developments (or developments stemming from enactment or modification of other laws) could increase the costs of regulatory compliance for us or force us to change our business practices.

We rely on the infrastructure of the Internet networks, over which we have no control and the failure of which could substantially undermine our operations.

Our success depends, in large part, on other companies maintaining the Internet system infrastructure. In particular, we rely on other companies to maintain a reliable network backbone that provides adequate speed, data capacity, and security and to develop services that enable reliable Internet access and services. As the Internet continues to experience growth in the number of users, frequency of use, and amount of data transmitted, the Internet system infrastructure may be unable to support the demands placed on it, and the Internet’s performance or reliability may suffer as a result of this continued growth. Some of the companies that we rely upon to maintain network infrastructure may lack sufficient capital to take the necessary steps to support such demands or their long-term operations. The failure of the Internet infrastructure would substantially undermine our operations and may have a material adverse effect on our business and financial results.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 2. Properties

Our principal corporate office is located in Bellevue, Washington, and we have business operations for our E-Commerce segment in Palo Alto, California. We provide data center services for our Core Segment from third-party co-location facilities located in Tukwila, Washington and Reston, Virginia. All of our facilities are leased. We believe our properties are suitable and adequate for our present and anticipated near-term needs.

ITEM 3. Legal Proceedings

See "Note 7: Commitments and Contingencies" of the Notes to Consolidated Financial Statements (Item 8, of Part II of this report) for information regarding legal proceedings.

ITEM 4. [Removed and Reserved]

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Our Common Stock

Our common stock trades on the NASDAQ Global Select Market under the symbol "INSP." The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported by the NASDAQ Global Select Market.

	High	Low
Fiscal year ended December 31, 2010:		
First Quarter	$11.82	$9.08
Second Quarter	$11.34	$7.52
Third Quarter	$ 8.73	$6.69
Fourth Quarter	$ 9.18	$7.63
Fiscal year ended December 31, 2009:		
First Quarter	$ 8.29	$5.20
Second Quarter	$ 7.40	$5.30
Third Quarter	$ 8.67	$6.62
Fourth Quarter	$ 8.87	$7.45

On February 25, 2011, the last reported sale price for our common stock on the NASDAQ Global Select Market was $8.05 per share.

Holders

As of February 25, 2011, there were 759 holders of record of our common stock. A substantially greater number of holders are beneficial owners whose shares are held of record by banks, brokers, and other financial institutions.

Dividends

See "Note 5: Stockholders' Equity" of the Notes to Consolidated Financial Statements (Item 8, Part II of this report) for information regarding special cash dividends paid in 2008. There were no dividends paid in 2009 or 2010. We currently intend to retain our earnings to finance future growth and, therefore, do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Performance Graph

The information contained in the performance graph shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, and such information shall not be incorporated by reference into any future filing under the Securities Act or Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

Set forth below is a line graph comparing the cumulative total stockholder return of our common stock to the cumulative total return of (i) the NASDAQ Index and (ii) the NASDAQ Computer Index for the five-year period ending on December 31, 2010, in all cases assuming the full reinvestment of dividends.



$150
$100
$50
$0
12/05
12/06
12/07
12/08
12/09
12/10
InfoSpace, Inc.
NASDAQ Index
NASDAQ Computer Index

ITEM 6. Selected Financial Data

The following selected consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, our consolidated financial statements and notes thereto and other financial information included elsewhere in this report. The selected consolidated statements of operations data and the consolidated balance sheet data are derived from our audited consolidated financial statements. In the second quarter of 2010, upon the acquisition of certain assets from Mercantila, Inc., we changed the way our consolidated statement of operations is presented. For additional information on the reclassification see "Note 1: The Company and Basis of Presentation" of the Notes to Consolidated Financial Statements (Item 8 of Part II of this report). All periods presented below have been reclassified to conform to the current presentation. In 2007, we sold our mobile and directory businesses to unaffiliated third parties. Our mobile and directory businesses have been presented as discontinued operations for 2008, 2007, and 2006, and our operating results for our remaining search business are partly based on identifying and assigning costs to our search business that were initially shared by the three businesses. The process used to separately present continuing and discontinued operations relied on certain estimates and assumptions, and the historical results of operations for 2008, 2007, and 2006 presented in our selected financial data do not necessarily reflect the results of operations that would have existed had we provided our search services as a standalone business.

	Years ended December 31,				
	2010 (1)	2009 (1)	2008 (1)	2007 (1)(2)	2006 (1)
	(in thousands, except per share data)				
Consolidated Statements of Operations Data:					
Services revenue	$214,343	$207,646	$156,727	$140,537	$153,800
Product revenue	32,492	—	—	—	—
Total revenues	246,835	207,646	156,727	140,537	153,800
Cost of services sales	129,972	136,623	87,130	70,059	70,625
Cost of product sales	28,578	—	—	—	—
Total cost of sales	158,550	136,623	87,130	70,059	70,625
Gross profit	88,285	71,023	69,597	70,478	83,175
Expenses and other income:					
Engineering and technology	9,749	9,129	13,846	13,940	12,545
Sales and marketing	35,822	25,378	24,644	29,494	16,030
General and administrative	33,454	23,617	24,228	105,197	35,026
Depreciation	3,177	3,283	3,264	2,680	1,914
Amortization of intangible assets	283	—	—	—	—
Restructuring (3)	—	—	17	9,590	62,316
Other, net	—	—	(1,897)	(3,248)	—
Loss on investments, net (4)	—	4,714	28,520	2,117	—
Other income, net (5)	(15,313)	(2,682)	(7,149)	(18,226)	(19,581)
Total expenses and other income	67,172	63,439	85,473	141,544	108,250
Income (loss) from continuing operations before income taxes	21,113	7,584	(15,876)	(71,066)	(25,075)
Income tax benefit (expense) (5)(6)	(7,410)	(181)	(598)	(13,409)	29,060
Income (loss) from continuing operations	13,703	7,403	(16,474)	(84,475)	3,985
Discontinued operations (7):					
Loss from discontinued operations, net of taxes	—	—	(1,455)	(25,246)	(19,073)
Gain (loss) on sale of discontinued operations, net of taxes	—	—	(770)	131,454	—
Net income (loss)	$ 13,703	$ 7,403	$ (18,699)	$ 21,733	$ (15,088)
Basic income (loss) per share:					
Income (loss) from continuing operations	$ 0.38	$ 0.21	$ (0.48)	$ (2.59)	$ 0.13
Loss from discontinued operations	—	—	(0.04)	(0.77)	(0.61)
Gain (loss) on sale of discontinued operations	—	—	(0.02)	4.03	—
Basic net income (loss) per share	$ 0.38	$ 0.21	$ (0.54)	$ 0.67	$ (0.48)
Shares used in computing basic income (loss) per share	35,886	34,983	34,415	32,640	31,254
Diluted income (loss) per share:					
Income (loss) from continuing operations	$ 0.37	$ 0.21	$ (0.48)	$ (2.59)	$ 0.12
Loss from discontinued operations	—	—	(0.04)	(0.77)	(0.58)
Gain (loss) on sale of discontinued operations	—	—	(0.02)	4.03	—
Diluted net income (loss) per share	$ 0.37	$ 0.21	$ (0.54)	$ 0.67	$ (0.46)
Shares used in computing diluted income (loss) per share	36,829	35,431	34,415	32,640	33,042

	As of December 31,				
	2010	2009	2008	2007	2006
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents, short-term and long-term investments	$253,736	$226,397	$205,444	$574,817	$400,831
Working capital	228,760	219,475	182,733	163,422	536,442
Total assets	361,743	322,216	291,133	671,424	765,839
Total stockholders' equity	310,794	279,835	262,324	266,050	678,565

Special dividend announced	Special dividend paid	Special dividend amount per share	Total dividends (in thousands)
May 2, 2007	May 28, 2007	$6.30	$208,203
November 14, 2007	January 8, 2008	$9.00	$299,296

(1) We expense the fair value of awards of equity instruments as stock-based compensation expense over the period in which the award vests. Operating expenses from continuing operations include stock-based compensation expense allocated as follows (in thousands):

	Years ended December 31,				
	2010	2009	2008	2007	2006
Cost of services sales	$ 461	$ 535	$ 1,043	$ 1,057	$ 345
Engineering and technology	1,470	1,423	3,373	2,081	1,194
Sales and marketing	3,279	2,038	3,934	8,171	2,495
General and administrative	9,541	6,572	5,954	22,749	7,235
Total	$14,751	$10,568	$14,304	$34,058	$11,269

(2) In 2007, we recorded $56.2 million of employee expenses from continuing operations related to the cash distributions to shareholders. The expense was allocated as follows: $349,000 to cost of services sales, $1.8 million to engineering and technology, $6.8 million to sales and marketing, and $47.3 million to general and administrative.

(3) In 2007, we recorded restructuring charges of $9.6 million, comprised of $8.0 million of employee separation costs, $831,000 of losses on contractual commitments, and $670,000 of stock-based compensation expense. In 2006, we recorded restructuring charges of $62.3 million, comprised of $44.5 million of impairments of goodwill and other intangible assets, $8.7 million of employee separation costs, $5.7 million of losses on contractual commitments, $2.6 million in costs of abandoned facilities, and $824,000 of stock-based compensation expense.

(4) In 2009, 2008, and 2007, we recorded other-than-temporary impairment charges of $5.4 million, $24.3 million, and $2.2 million, respectively, related to available-for-sale investments that we purchased for $40.4 million, became illiquid in 2007, and were sold for net proceeds of $9.2 million in 2009.

(5) In 2010, we recorded a $19.0 million net gain on a litigation settlement. The net gain allowed us to use a portion of our net operating loss carryforwards resulting in a net income tax expense of $6.6 million.

(6) In 2007, we recorded a full valuation allowance related to our deferred tax assets. In 2006, we recognized a portion of our deferred tax assets related to goodwill, operating loss carryforwards, and equity.

(7) We completed the sale of our directory business on October 31, 2007 and the sale of our mobile business on December 28, 2007. The operating results and gains (losses) from the sales of these businesses have been presented as discontinued operations for 2008, 2007, and 2006.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis in conjunction with the Selected Consolidated Financial Data and our consolidated financial statements and notes thereto included elsewhere in this report.

Overview

InfoSpace, Inc. ("***InfoSpace***," "our," or "we") offers applications and services that deliver differentiated and convenient benefits for the online consumer. We offer a range of search and online retail solutions for consumers and extend our search solutions to our distribution partners.

We operate our business in two primary segments: Core and E-Commerce. Our Core segment is comprised of our Web search offerings to Internet users and our distribution partners. Our E-Commerce business includes a collection of more than 200 specialty online retail stores under the Mercantila brand. We generally use the term "services" to represent search services and our Core segment and use the term "products" to represent retail products sold through our E-Commerce segment.

We use our metasearch technology to power our own branded websites and to provide online search services to distribution partners. Our metasearch technology selects search results from several search engine content providers including Google, Yahoo!, and Bing, among others and aggregates, filters, and prioritizes the results. This combination provides a more relevant search results page and leverages the investments made by our search customers to continually improve the user experience. Some content providers, such as Google and Yahoo!, pay us to distribute their content and we refer to those providers as our search customers.

We offer search services directly to consumers through our websites, such as *Dogpile.com*, *WebCrawler.com*, *MetaCrawler.com*, and *WebFetch.com*. In addition, we provide search services through the Web properties of distribution partners. Partner versions of our Web offerings are generally private-labeled and delivered with each distribution partner's unique requirements.

We generate revenues from our Web search services when an end user of our services clicks on a paid search link provided by a search customer and displayed on one of our owned and operated Web properties or displayed on a distribution partner's Web property. The search customer that provided the paid search link receives a fee from the advertiser who paid for the click and the search customer pays us a portion of that fee. If the click originated from one of our distribution partners' Web properties, we share a portion of the fee we receive with such partner. Revenue is recognized in the period in which such paid clicks occur and is based on the amounts earned and remitted to us by our search customers for such clicks. Revenue from Google and Yahoo! jointly account for over 80% of our total revenues for 2010 and each also accounted for more than 10% of our total revenues, and we expect this concentration to continue. If either of these search customers reduces or eliminates the content it provides to us or our distribution partners, or if either of these search customers became unwilling to pay us amounts that it owed us, our business and financial results may materially suffer. Our principal agreements with Google and Yahoo! expire in April 2011 and December 2013, respectively.

On April 1, 2010, we purchased assets consisting of Web properties and licenses for content and technology from Make The Web Better, a search distribution partner and privately-held developer of online products used on social networking sites. This purchase contributed $16.4 million (or 26%) to our search revenue generated through our owned and operated properties in 2010 and, since Make The Web Better had been a distribution partner, there was a corresponding decrease of $21.5 million in distribution revenue from 2009. As we anticipated, the revenue generated by the operation of the acquired Make The Web Better assets has steadily declined since we acquired them, and we expect that the revenue generated will be between $6 million and $7 million in 2011, and decline by 30% in each quarter when compared to the prior quarterly period, as the end-user base of those assets continues to decrease.

In recent periods and excluding the revenue from the Make The Web Better purchased assets, we experienced an overall decline in revenue generated through our owned and operated properties. This trend is a result of fewer retained users on our metasearch engine sites and, therefore, fewer paid clicks from these sites. The impact of this trend is partially offset by higher fees earned from our search customers for these paid clicks. Our ability to increase our online search services revenue in our metasearch engine sites relies in part on our ability to attract end users to these properties and retain them by providing a satisfying search experience. Revenue from our metasearch engine sites (such as *Dogpile.com*) accounted for 53% and 62% of overall owned and operated revenue (excluding revenue from the Make The Web Better purchased assets) for 2010 and 2009, respectively. Further offsetting the impact of the overall negative trend is the greater amount of revenue we are generating through our online direct marketing initiatives. Revenue growth for our online direct marketing initiatives is dependent on our ability execute to an expected return on our online direct marketing expenditures. Revenue from our online direct marketing initiatives accounted for 47% and 38% of owned and operated revenue (excluding revenue from the Make The Web Better purchased assets) for 2010 and 2009, respectively.

Our ability to increase our revenue generated from distribution partners depends on growth in the revenues generated by our existing distribution partners' Web properties and the addition of new distribution partners who can successfully generate revenue. In recent periods, revenue from certain distribution partners has been adversely affected by our determination that certain search traffic did not meet our minimum standards of quality, as well as guidelines from our search customers that required certain of our distribution partners to alter the tactics they used to acquire end-users. During 2010, we discontinued traffic that was not considered to be high quality, and those discontinuations had a material negative impact on our revenues for the first half of 2010. In an effort to drive quality traffic to our search customers, we continue to invest in research and development to expand the online search services we offer on our owned and operated Web properties and those of our distribution partners.

The May 2010 acquisition of certain assets from Mercantila, Inc., an online retail company, diversified our business model and expanded our operations into the online retail industry. We earn revenue in our E-Commerce business when we deliver purchases to customers of Mercantila's Web properties (typically the final criterion in our revenue recognition process). We generally do not maintain inventory for sale, but arrange for our third-party vendors to drop-ship the purchased goods directly to our customers. Our ability to increase our revenue and profitability depends on our success in attracting customers through our marketing activities, retaining them by providing them with a satisfying purchase experience, effectively managing our costs, and attracting and retaining high quality third-party vendors.

For both of our segments, engineering, operations, and product management personnel remain paramount to our ability to deliver high quality online search services, enhance our current technology, and expand our product offerings. As a result, we expect to continue to invest in our workforce and our research and development operations. Additionally, we may use our cash and short-term available-for-sale investments to acquire businesses and other assets, including businesses that may not be related to online search or online retail.

Overview of 2010 Operating Results

The following is an overview of our operating results for the year ended December 31, 2010 compared to the prior year. A more detailed discussion of our operating results, comparing our operating results for the years ended December 31, 2010, 2009, and 2008, is included under the heading "Historical Results of Operations" in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

In the second quarter of 2010, we revised our presentation of our Unaudited Condensed Consolidated Statements of Operations as described in "Note 1: The Company and Basis of Presentation" of the Notes to Consolidated Financial Statements (Item 8, of Part II of this report) and reclassified amounts between the new captions for prior periods. The reclassifications did not impact previously reported revenues, income (loss) before income taxes, net income (loss), total assets, total liabilities, or stockholders' equity.

Several of our key operating financial measures for the years ended December 31, 2010 and 2009 in total dollars (in thousands) and as a percentage of segment revenue are presented below.

	Years ended December 31,			
	2010		2009	
Revenues:				
Services/Core revenue	$214,343		$207,646	
Product/E-Commerce revenue	32,492		—	
Total Revenues	$246,835		$207,646	
Gross profit:		% of segment revenue		% of segment revenue
Services gross profit	$ 84,371	39.4%	$ 71,023	34.2%
Product gross profit	3,914	12.0%	—	0.0%
Total gross profit	$ 88,285	35.8%	$ 71,023	34.2%
Segment income (loss):				
Core segment income	$ 32,462	15.1%	$ 27,436	13.2%
E-Commerce segment loss	(4,820)	(14.8)%	—	0.0%
Total segment income and Adjusted EBITDA (1)	$ 27,642	11.2%	$ 27,436	13.2%
Net income	$ 13,703		$ 7,403	
Revenue from distribution partners	$146,919	69%	$156,742	75%
Revenue from existing distribution partners (launched on or before December 31 of previous year)	$143,731	67%	$137,784	66%
Revenue from new distribution partners (launched during the year)	$ 3,188	2%	$ 18,958	9%
Revenue from online direct marketing initiatives on owned and operated Web properties	$ 22,146	10%	$ 18,676	9%
Revenue from Make The Web Better – distribution partner	$ 9,442	4%	$ 30,908	15%
Revenue from Make The Web Better – owned and operated	$ 16,420	7%	$ —	0%

(1) Adjusted EBITDA is a non-GAAP measure, defined below in "Non-GAAP Financial Measures."

Services revenue from our Core segment increased from 2009 to 2010 due to growth in revenue from our owned and operated properties. This growth was partially offset by declining revenue from our distribution partners. The increase in revenue from our owned and operated properties resulted from the acquisition of the Make The Web Better assets, and from increased revenue from our direct marketing initiatives. These positive trends were partially offset by the continued decline in revenue from our remaining owned and operated properties. The decrease in revenue generated through our distribution partners' Web properties, from 2009 to 2010, was primarily due to the acquisition of the Make The Web Better assets. We generated 35% and 42% of our search revenue through our top five distribution partners for 2010 and 2009, respectively. The Web properties of our top five distribution partners for 2010 generated 40% of our online search revenue for 2009.

Product revenue from our E-Commerce segment was $32.5 million in 2010 and comprised of sales through our Mercantila operations.

The increase in gross profit for our Core segment, from 2009 to 2010, was primarily due to our acquisition of the Make The Web Better assets described above. Although we have experienced revenue growth since acquiring the assets, our E-Commerce segment's loss, as a percent of revenue, increased due to increases in fulfillment and advertising expenses.

The increase in our sales and marketing expense, from 2009 to 2010, was primarily due to advertising for Mercantila's Web properties of $4.3 million and an increase in expense associated with direct marketing initiatives of $3.1 million.

The increase in general and administrative expense, from 2009 to 2010, was primarily due to an increase in severance pay of $3.5 million and an increase in stock-based compensation of $3.4 million due to accelerating the vesting of equity awards to a departed executive.

In 2010, we received proceeds from the settlement of a shareholder derivative action against current and former officers and directors of the Company and recorded a net gain in other income, net, of $19.0 million and income tax expense of $7.4 million, primarily related to the settlement. In 2010, we also recorded in other income, net, $5.0 million of expense to adjust the estimated earn-out payments to be made related to our acquisition of the Make The Web Better assets.

Historical Results of Operations

Our net income for 2010 was $13.7 million and for the years 2010, 2009, and 2008 was cumulative net income of $2.4 million.

The following table sets forth the historical results of our operations (in thousands and as percent of revenues).

	Years ended December 31,			Years ended December 31,		
	2010	2009	2008	2010	2009	2008
	(in thousands)			(as a percent of revenue)		
Services revenue	$214,343	$207,646	$156,727	86.8%	100.0%	100.0%
Product revenue	32,492	—	—	13.2	0.0	0.0
Total revenues	246,835	207,646	156,727	100.0	100.0	100.0
Cost of services sales	129,972	136,623	87,130	52.7	65.8	55.6
Cost of product sales	28,578	—	—	11.6	0.0	0.0
Total cost of sales	158,550	136,623	87,130	64.2	65.8	55.6
Gross profit	88,285	71,023	69,597	35.8	34.2	44.4
Operating expenses and other income:						
Engineering and technology	9,749	9,129	13,846	3.9	4.4	8.8
Sales and marketing	35,822	25,378	24,644	14.5	12.2	15.7
General and administrative	33,454	23,617	24,228	13.6	11.4	15.5
Depreciation	3,177	3,283	3,264	1.3	1.6	2.1
Amortization of intangible assets	283	—	—	0.1	0.0	0.0
Restructuring	—	—	17	0.0	0.0	0.0
Other, net	—	—	(1,897)	0.0	0.0	(1.2)
Loss on investments, net	—	4,714	28,520	0.0	2.3	18.2
Other income, net	(15,313)	(2,682)	(7,149)	(6.2)	(1.3)	(4.6)
Total expenses and other income	67,172	63,439	85,473	27.2	30.6	54.5
Income (loss) from continuing operations before income taxes	21,113	7,584	(15,876)	8.6	3.7	(10.1)
Income tax expense	(7,410)	(181)	(598)	(3.0)	(0.1)	(0.4)
Income (loss) from continuing operations	13,703	7,403	(16,474)	5.6	3.6	(10.5)
Loss from discontinued operations, net of taxes	—	—	(1,455)	0.0	0.0	(0.9)
Loss on sale of discontinued operations, net of taxes	—	—	(770)	0.0	0.0	(0.5)
Net income (loss)	$ 13,703	$ 7,403	$ (18,699)	5.6%	3.6%	(11.9)%

Results of Operations for 2010, 2009, and 2008

Revenues. Revenues for the years ended December 31, 2010, 2009, and 2008 are presented below (in thousands):

	2010	Change	2009	Change	2008
Services revenue	$214,343	$ 6,697	$207,646	$50,919	$156,727
Product revenue	32,492	32,492	—	—	—
Total revenues	$246,835	$39,189	$207,646	$50,919	$156,727

The increase in services revenue for 2010 as compared to 2009 is due to increases in revenue from our owned and operated Web properties and partially offset by a decline in revenue generated by our distribution partners. Revenue from existing distribution partners increased in 2010 as compared to 2009 by $6.0 million, but this trend was offset by a decline of $21.5 million from existing distribution partner Make The Web Better as we acquired its search revenue generating assets on April 1, 2010. Additionally, revenue from new distribution partners (launched during the year) in 2010 as compared to 2009 declined by $15.8 million.

The increase of $13.8 million in revenue generated by our owned and operated properties for 2010 as compared to 2009 was primarily due to the operation of the acquired Make The Web Better assets, which generated $16.4 million of revenue as an owned and operated Web property in 2010, and revenue growth of $3.5 million from our online direct marketing initiatives. Partially offsetting such increases is an overall decline in revenue generated through our owned and operated metasearch engine sites, excluding the revenue from the Make The Web Better purchased assets. This trend is a result of fewer retained users on our metasearch engine sites and, therefore, fewer paid clicks from these sites, partially offset by higher fees earned from our search customers for these paid clicks.

The increase in services revenue for 2009 as compared to 2008 is primarily due to an increase in revenue from search results delivered through the Web properties of new and existing distribution partners. Revenue from existing distribution partners for 2009 as compared to 2008 increased by $45.4 million, and revenue from new distribution partners (launched during the year) increased by $10.5 million. In 2009, when the Make The Web Better assets were owned by a distribution partner, they generated $30.9 million in revenue.

The decrease of $5.8 million in revenue generated by our owned and operated properties for 2009 as compared to 2008 was primarily due to an overall decline in all of our owned and operated traffic on our metasearch engine sites, partially offset by an increase of $5.9 million in revenue for traffic generated from our online direct marketing initiatives.

For 2010, 70% of our search services revenue was generated through our search distribution partners' Web properties, compared to 76% and 65% of our search services revenue, respectively, generated through our search distribution partners' Web properties in 2009 and 2008. During the first half of 2010, we discontinued the syndication of our search results to certain distribution partners who we deemed to be delivering low quality clicks. Those discontinuations had a material negative impact on our revenues for the first half of 2010. We expect that search services revenue from searches conducted by end users on sites of our distribution partners will continue to represent a significant proportion of our online search services revenues for the foreseeable future.

Additionally, in October 2010 we suspended operations of our *Haggle.com* competitive shopping site, which represented the most significant portion of our development-stage business initiatives. As a result, the revenue contribution from development-stage business initiatives will be nominal in the foreseeable future. In 2010, development-stage business initiatives represented less than 2% of total services revenue.

The product revenue was comprised of sales of product through our Mercantila business.

Cost of sales. Cost of services sales consists of costs related to revenue sharing arrangements with our distribution partners, certain costs associated with the operation of the data centers that serve our search business, including depreciation, personnel expenses (which include salaries, benefits and other employee related costs, and stock-based compensation expense), usage-based content fees, and bandwidth costs. Cost of product sales primarily consist of the purchase price of goods sold by us to our customers, drop-ship and other shipping charges, and payment processing fees for customer transactions. Cost of sales in total dollars (in thousands) and as a percentage of associated and total revenues for the years ended December 31, 2010, 2009, and 2008 are presented below:

	2010	Change	2009	Change	2008
Cost of services sales	$129,972	$ (6,651)	$136,623	$49,493	$87,130
Percentage of services revenue	60.6%		65.8%		55.6%
Cost of product sales	28,578	28,578	—	—	—
Percentage of product revenue	88.0%		0.0%		0.0%
Total cost of sales	$158,550	$21,927	$136,623	$49,493	$87,130
Percentage of total revenues	64.2%		65.8%		55.6%

The dollar decrease in cost of services sales for 2010 as compared to 2009 is primarily due to the decrease in revenue sharing expense resulting from our acquisition of Make The Web Better.

The dollar increase in cost of services sales for 2009 as compared to 2008 is primarily due to an increase in revenue sharing expenses related to increases in revenue generated through the Web properties of our distribution partners and increases in our revenue sharing rates.

We anticipate that revenue sharing expenses paid to our distribution partners will increase in dollars if revenue increases through growth in existing arrangements with our distribution partners or we add new distribution partners. If search services revenue generated through our distribution partners' Web properties increases at a greater rate than revenue generated through our owned and operated Web properties, revenue sharing expenses with our distribution partners as a percentage of services revenue will increase. As a result of our acquisition of assets from Make The Web Better in April 2010, we experienced a decrease in services cost of sales as a percentage of services revenue, and a corresponding increase in our gross profit percentage on our search services revenue. That effect has been declining as expected as the revenue has declined from the Make The Web Better assets. We expect that services revenue from searches conducted by end users on sites of our distribution partners will continue to be a significant portion of our search services revenue.

The cost of product sales was comprised of the cost of sales of products through our Mercantila business.

Engineering and technology expenses. Engineering and technology expenses are associated with the research, development, support, and ongoing enhancements of our offerings, including personnel expenses (which include salaries, stock-based compensation expense, and benefits and other employee related costs), software support and maintenance, and professional service fees. Engineering and technology expenses in total dollars (in thousands) and as a percentage of total revenues for 2010, 2009, and 2008 are presented below:

	2010	Change	2009	Change	2008
Engineering and technology expenses	$9,749	$620	$9,129	$(4,717)	$13,846
Percentage of total revenues	3.9%		4.4%		8.8%

The dollar increase for 2010 compared to 2009 was primarily comprised of increases of $1.1 million in personnel costs, exclusive of employee separation costs, which includes $766,000 in Mercantila personnel costs, and an increase of $541,000 in professional services costs. These increases were partially offset by decreases of $567,000 in employee separation costs and a decrease of $359,000 in software support and maintenance.

The dollar decrease for 2009 compared to 2008 was primarily comprised of a decrease of $2.0 million in stock-based compensation expense, a decrease of $1.8 million in personnel costs, exclusive of stock-based compensation expense and employee separation costs, a decrease of $1.0 million in professional service fees, and a decrease of $916,000 in the costs of contractors and temporary help to augment our staffing. These decreases were partially offset by an increase of $736,000 in facilities costs and an increase of $518,000 in employee separation costs.

Sales and marketing expenses. Sales and marketing expenses consist principally of marketing expenses associated with our owned and operated Web properties (which consist of traffic acquisition, including our online direct marketing initiatives, which involve the purchase of online advertisements that drive traffic to an owned and operated website, agency fees, brand promotion expense, and market research expense), personnel costs (which include salaries, stock-based compensation expense, and benefits and other employee related costs), advertising for Mercantila's Web properties, the cost of temporary help and contractors to augment our staffing, and the operation of Mercantila's call center. Sales and marketing expenses in total dollars (in thousands) and as a percentage of total revenues for 2010, 2009, and 2008 are presented below:

	2010	Change	2009	Change	2008
Sales and marketing expenses	$35,822	$10,444	$25,378	$734	$24,644
Percentage of total revenues	14.5%		12.2%		15.7%

The dollar increase for 2010 compared to 2009 was primarily attributable to an increase of $3.1 million in advertising costs for our marketing initiatives associated with traffic acquisition, $4.3 million in advertising for Mercantila's Web properties, $1.9 million in Mercantila personnel costs, including costs related to temporary help and contractors, an increase of $1.2 million in stock-based compensation expense, and $675,000 in call center expenses. These increases were partially offset by a decrease of $358,000 in marketing research expenses and a decrease of $326,000 in public relations expense.

The dollar increase for 2009 compared to 2008 was primarily attributable to an increase of $4.0 million in advertising costs and an increase of $445,000 in the costs of contractors and temporary help to augment our staffing. These increases were partially offset by a decrease of $1.9 million in stock-based compensation expense, a decrease of $838,000 in marketing expenses associated with our owned and operated Web properties, and a decrease of $785,000 in salaries and employee benefits, excluding stock-based compensation expense.

We expect to continue to invest in marketing initiatives to promote new services.

General and administrative expenses. General and administrative expenses consist primarily of personnel expenses (which include salaries, stock-based compensation expense, and benefits and other employee related costs), professional service fees (which include legal, audit, and tax fees), general business development and management expenses, occupancy and general office expenses, taxes, insurance expenses, and certain legal settlements. General and administrative expenses in total dollars (in thousands) and as a percentage of total revenues for 2010, 2009, and 2008 are presented below:

	2010	Change	2009	Change	2008
General and administrative expenses	$33,454	$9,837	$23,617	$(611)	$24,228
Percentage of total revenues	13.6%		11.4%		15.5%

The dollar increase for 2010 compared to 2009 was primarily attributable to an increase of $3.5 million in employee separation costs, an increase of $3.0 million in stock-based compensation expense, an increase of $761,000 in professional service fees, an increase of $480,000 in facilities expense, and an increase of $408,000 in business taxes. Additionally, in 2009 we received a $2.4 million one-time net business tax refund. These increases were partially offset by a decrease of $564,000 in personnel costs, exclusive of stock-based compensation expense.

The dollar decrease for 2009 compared to 2008 was primarily attributable to a decrease of $2.5 million in personnel expenses and costs of contractors and temporary help to augment our staffing (exclusive of stock-based compensation expense and employee separation costs), a decrease of $366,000 in business insurance costs, and a decrease of $310,000 in professional service fees. Adding to these decreases was the net business tax refund of $2.4 million received in 2009. These decreases were partially offset by increases of $3.2 million in legal fees, an increase of $709,000 in employee separation costs, and an increase of $619,000 in stock-based compensation expense.

Depreciation and amortization of other intangible assets. Depreciation of property and equipment includes depreciation of network servers and data center equipment, computers, software, office equipment and fixtures, and leasehold improvements. Amortization of definite-lived intangible assets includes amortization of core technology, customer lists, and other intangible assets. Depreciation and amortization of other intangible assets expenses for 2010, 2009, and 2008 are presented below (in thousands):

	2010	Change	2009	Change	2008
Depreciation expenses	$3,177	$(106)	$3,283	$ 19	$3,264
Amortization of other intangible assets expenses	283	283	—	—	—
	$3,460	$ 177	$3,283	$ 19	$3,264

There were no material variances between the depreciation expenses recorded in 2010, 2009 and 2008.

Other, net. Other, net consists of costs, charges, refunds or gains that are not directly associated with other revenue or operating expense classifications. Other, net of $1.9 million in 2008 consisted of gains on the sale of non-core assets.

Loss on investments, net. Loss on investments, net is comprised of the following for 2009, and 2008 (in thousands):

	2009	2008
Other-than-temporary impairment of available-for-sale investments	$5,351	$24,332
Gain on sale of available-for-sale investments	(637)	—
Impairment of convertible note from equity investee	—	2,000
Other-than-temporary impairment of equity investment in privately-held company	—	2,000
Decrease in fair value of warrants	—	188
	$4,714	$28,520

In 2010, we did not record any gain or loss on investments.

In 2009, we determined that a portion of our auction rate securities ("***ARS***"), which we classified as long-term available-for-sale securities, was other-than-temporarily impaired, and we recorded a loss on investments of $5.4 million. Subsequently, we sold all of the investments originally purchased as ARS and recognized gains on the sales totaling $637,000.

In 2008, we determined that a portion of our ARS, which we classified as long-term available-for-sale securities, was other-than-temporarily impaired, and we recorded a loss on investments of $24.3 million. In 2008, we determined that our equity investment and related warrants in a privately-held company, as well as a convertible note from that company, were fully impaired, and we recorded a loss on investments of $4.2 million. We adjust our derivative instruments to fair value and recognize the change in the recorded fair value in earnings. We hold warrants to purchase stock in other companies, which qualify as derivatives, and therefore gains or losses are based on the fair value.

Other income, net. Other income, net, primarily consists of litigation settlements, adjustments to the fair values of contingent liabilities related to business combinations, foreign currency exchange gains or losses, gains on contingency resolutions, interest income, and gains or losses on disposals of property and equipment. Other income, net is comprised of the following for 2010, 2009, and 2008 (in thousands):

	2010	2009	2008
Litigation settlement gain	$(18,965)	$ —	$ —
Foreign currency exchange loss (gain), net	(1,335)	66	661
Interest income	(331)	(3,443)	(7,344)
Gain on contingency resolution	—	—	(1,124)
Increase in fair value of earn-out contingent liability	5,000	—	—
Loss on disposal of assets	1,014	642	629
Other	(696)	53	29
	$(15,313)	$(2,682)	$(7,149)

Other income, net increased in 2010 compared to 2009 primarily due to a $19.0 million net gain on a litigation settlement and $1.4 million in recognition of foreign currency translation gains, primarily related to the sale or substantial liquidation of wholly-owned subsidiaries. Additionally in 2010, the financial performance of the operation of the Make The Web Better assets acquired in April 2010 was greater than expected; as a consequence, we estimated that the fair value of the related earn-out contingent consideration had increased and we recorded a charge of $5.0 million. Interest income decreased in 2010 compared to 2009 primarily due to a decline in interest rates.

Interest income decreased in 2009 compared to 2008 primarily due to a decline in interest rates, partially offset by $925,000 in interest received relating to a net business tax refund.

Income tax expense. During 2010, 2009, and 2008, we recorded an income tax expense of $7.4 million, $181,000, and $598,000, respectively. The 2010 income tax expense of $7.4 million is primarily attributable to a $7.4 million tax expense from current year operations and a $788,000 tax expense for the net increase in the valuation allowance against the deferred tax assets. These expenses are partially offset by a $566,000 income tax benefit from the decrease in unrecognized tax benefits pertaining to state income taxes and a $516,000 tax benefit attributable to foreign exchange gains. During 2009, we further impaired and sold our portfolio of ARS, which provided a net $6.9 million income tax benefit from the net reduction of its portion of the valuation allowance. Absent the effect of the ARS, our income tax expense would have been $7.1 million, which would be primarily attributable to $2.7 million from current year operations and an increase of $4.2 million increase in the valuation allowance against the deferred tax assets. The 2008 income tax expense of $598,000 is primarily attributable to a $5.6 million tax benefit from current year operations, $436,000 tax expense for non-deductible compensation paid to an executive, and a $5.4 million tax expense for the net increase in the valuation allowance against the deferred tax assets.

At December 31, 2010, we had gross temporary differences representing future tax deductions of $849.7 million, primarily comprised of $788.4 million of accumulated net operating loss carryforwards, which represent deferred tax assets. During 2010, we determined that it was not more likely than not that we would realize our deferred tax assets in the foreseeable future. Accordingly, we provided a valuation allowance against our deferred tax assets. If in the future, we determine that the realization of any portion of the deferred tax assets is more likely than not to be realized, we will record a benefit to the income statement or to additional paid-in-capital, as appropriate.

Loss from discontinued operations and loss on sale of discontinued operations. In 2007, we completed the sale of our directory and mobile businesses and have reflected income (loss) from those businesses as income (loss) from discontinued operations. For 2008, we recorded a gain on the sale of the directory business of $48,000 and a loss on the sale of the mobile services business of $818,000. Revenue, income (loss) before taxes, income tax expense (benefit), and income (loss) from discontinued operations for 2008 are presented below (in thousands):

Directory	
Revenue from discontinued operations	$ —
Income from discontinued operations before taxes	204
Income tax expense	(76)
Income from discontinued operations, net of taxes	$ 128
Mobile	
Revenue from discontinued operations	$ 127
Loss from discontinued operations before taxes	(2,098)
Income tax benefit	515
Loss from discontinued operations, net of taxes	$(1,583)

Non-GAAP Financial Measures

We define Adjusted EBITDA as net income (loss), determined in accordance with accounting principles generally accepted in the United States of America (“***GAAP***”), excluding the effects of income taxes, depreciation, amortization of intangible assets, stock-based compensation expense, loss on investments, net, and other income, net (which includes such items as litigation settlements, adjustments to the fair values of contingent liabilities related to business combinations, interest income, foreign currency gains or losses, and gains or losses from the disposal of assets).

We believe that Adjusted EBITDA provides meaningful supplemental information regarding InfoSpace’s performance by excluding certain expenses and gains that we believe are not indicative of our operating results. We use this non-GAAP financial measure for internal management purposes, when publicly providing guidance on possible future results, and as a means to evaluate period-to-period comparisons. We believe that Adjusted EBITDA is a common measure used by investors and analysts to evaluate our performance, that it provides a more complete understanding of the results of operations and trends affecting our business when viewed together with GAAP results, and that management and investors benefit from referring to this non-GAAP financial measure. Items excluded from Adjusted EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted EBITDA should be considered as a supplement to, and not as a substitute for or superior to, GAAP net income (loss). Other companies may calculate Adjusted EBITDA differently, and therefore our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. A reconciliation of our Adjusted EBITDA to net income (loss), which we believe to be the most comparable GAAP measure, is presented for the years ended December 31, 2010, 2009, and 2008 below (in thousands):

	2010	2009	2008
Net income (loss)	$ 13,703	$ 7,403	$(18,699)
Discontinued operations	—	—	2,225
Depreciation and amortization of intangible assets	7,091	7,252	7,335
Stock-based compensation	14,751	10,568	14,304
Loss on investments, net	—	4,714	28,520
Other income, net	(15,313)	(2,682)	(7,149)
Income tax expense	7,410	181	598
Adjusted EBITDA	$ 27,642	$27,436	$ 27,134

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Investments

Our principal source of liquidity is our cash and cash equivalents and short-term investments. As of December 31, 2010, we had cash and marketable investments of $253.7 million, consisting of cash and cash equivalents of $155.6 million and available-for-sale short-term investments of $98.1 million. We generally invest our excess cash in high quality marketable investments. These investments include securities issued by U.S. government agencies, commercial paper, certificates of deposit, money market funds, and taxable municipal bonds. All of our financial instrument investments held at December 31, 2010 have minimal default risk and short-term maturities. In 2010, we received gross proceeds of $23.9 million related to a litigation settlement and, in the first quarter of 2011, we plan to pay $5.3 million in plaintiff's fees related to that settlement, as well as $2.4 million in severance charges to a departing executive. In 2008, we paid a special dividend to our shareholders of $299.3 million.

We plan to use our cash to fund operations, develop technology, advertise, market and distribute our products and services, and continue the enhancement of our network infrastructure. An important component of our strategy for future growth is to acquire technologies and businesses, and we plan to use our cash to acquire and integrate acceptable targets that we may identify. These targets may include businesses, products, or technologies unrelated to online search or online retail. We may use a portion of our cash for special dividends or for common stock repurchases.

We believe that existing cash and cash equivalents, short-term investments, and cash generated from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, the underlying levels of revenues and expenses that we project may not prove to be accurate. Our anticipated cash needs exclude any payments that may result from pending or future litigation matters. In addition, we evaluate acquisitions of businesses, products, or technologies from time to time. Any such transactions, if completed, may use a significant portion of our cash balances and marketable investments. If we are unable to liquidate our investments when we need liquidity for acquisitions or business purposes, we may need to change or postpone such acquisitions or business purposes or find alternative financing for such acquisitions or business purposes, if available. We may seek additional funding through public or private financings or other arrangements prior to such time. Our ability to raise funds may be adversely affected by a number of factors, including factors beyond our control, such as economic conditions in markets in which we operate and from which we generate revenues, and increased uncertainty in the financial, capital, and credit markets. Adequate funds may not be available when needed or may not be available on favorable terms. If we raise additional funds by issuing equity securities, dilution to existing stockholders may result. If funding is insufficient at any time in the future, we may be unable, or delayed in our ability, to develop or enhance our products or services, take advantage of business opportunities, or respond to competitive pressures, any of which could harm our business.

Contractual Obligations and Commitments

Our capital lease commitments are included in our Consolidated Balance Sheets. Our contractual obligations and commitments are as follows (in thousands):

	2011	2012	2013	2014 and thereafter	Total
Operating lease commitments	$2,023	$1,932	$383	$—	$4,338
Purchase commitments	2,279	1,026	493	—	3,798
Capital lease commitments, net of imputed interest and executory costs	211	—	—	—	211
Total	$4,513	$2,958	$876	$—	$8,347

Operating lease commitments. We have entered into various non-cancelable operating lease agreements for our offices that run through 2013. We are committed to pay a portion of the related operating expenses under certain of these lease agreements. These operating expenses are not included in the table above. Certain of these leases have escalating rent payment provisions and we recognize rent expense under such leases on a straight-line basis over the term of the lease.

Purchase commitments. Our purchase commitments consist primarily of product ordered but not yet shipped, related shipping costs, and non-cancelable service agreements for our data centers. Included in the table above are purchase commitments of $418,000 and $418,000 due in 2011 and 2012, respectively, which are reflected as liabilities on our Consolidated Balance Sheets.

Capital lease commitments. We entered into capital lease agreements in 2008 for certain equipment used in our data centers.

We have pledged a portion of our cash as collateral for standby letters of credit and bank guaranties for certain of our property leases and banking arrangements. At December 31, 2010, the total amount of collateral pledged under these agreements was $4.2 million.

The above table does not reflect unrecognized tax benefits of approximately $1 million, the timing of which is uncertain. For additional discussion on unrecognized tax benefits see "Note 8: Income Taxes" of the Notes to Consolidated Financial Statements (Item 8 of Part II of this report.)

Cash Flows

Our net cash flows are comprised of the following for 2010, 2009, and 2008 (in thousands):

	2010	2009	2008
Net cash provided (used) by operating activities	$45,872	$30,000	$ (20,182)
Net cash provided (used) by investing activities	25,817	4,421	(111,284)
Net cash provided (used) by financing activities	206	(607)	(298,926)
Net cash used by discontinued operations	—	—	(17,998)
Net increase (decrease) in cash and cash equivalents	$71,895	$33,814	$(448,390)

Net Cash Provided (Used) by Operating Activities

Net cash provided (used) by operating activities consists of net income (loss) offset by certain adjustments not affecting current-period cash flows and the effect of changes in our operating assets and liabilities.

Net cash provided by operating activities was $45.9 million in 2010, consisting of adjustments not affecting cash flows provided by operating activities of $28.7 million (primarily consisting of stock-based compensation, depreciation and amortization, increase in the fair value of an earn-out contingent liability, loss on disposals of assets, and amortization of premium on investments), cash provided by changes in our operating assets and liabilities of $17.7 million (consisting of decreases in accounts receivable, increases in accrued expenses and other current and long-term liabilities, increases in other receivables and in prepaid expenses and other current assets), and our net income of $13.7 million. Partially offsetting the increase were adjustments not affecting cash flows used by operating activities of $10.6 million (primarily consisting of excess tax benefits from stock-based award activity, fair value of common stock retired relating to a litigation settlement, and the realized foreign currency translation gains) and cash used by changes in our operating assets and liabilities of $3.6 million (primarily consisting of decreases in accounts payable).

Net cash provided by operating activities was $30.0 million in 2009, consisting of adjustments not affecting cash flows provided by operating activities of $26.4 million (primarily consisting of stock-based compensation, depreciation and amortization, loss on investments, net, and loss on disposals of assets), cash provided by changes in our operating assets and liabilities of $12.7 million (consisting of increases in accrued expenses and other current and long-term liabilities and in accounts payable and decreases in other long-term assets), and our net income of $7.4 million. Partially offsetting the increase was cash used by changes in our operating assets and liabilities of $15.9 million (primarily consisting of increases in accounts receivable, notes and other receivables and in prepaid expenses and other current assets) and adjustments not affecting cash flows used by operating activities of $607,000, consisting of deferred income taxes.

Net cash used by operating activities was $20.2 million in 2008, consisting of cash used by changes in our operating assets and liabilities of $59.3 million (consisting of decreases in accrued expenses and other liabilities), our net loss of $18.7 million, and adjustments not affecting cash flows used by operating activities of $4.6 million (primarily consisting of decreases in deferred income taxes and the gain on sale of assets). Offsetting the decrease was cash provided by adjustments not affecting cash flows provided by operating activities of $52.9 million (primarily consisting of the loss on long-term investments, stock-based compensation, depreciation, the loss from discontinued operations and the loss on sale of discontinued operations) and changes in our operating assets and liabilities of $9.4 million (consisting of decreases in notes and other receivables, other long-term assets, accounts receivable, and prepaid expenses and other current assets and increases in accounts payable).

Net Cash Provided (Used) by Investing Activities

Net cash provided (used) by investing activities primarily consists of transactions related to our investments, purchases of property and equipment, proceeds from the sale of certain assets, and cash used in business acquisitions.

Net cash provided by investing activities was $25.8 million in 2010, primarily from the proceeds from the sale or maturity of our marketable investments of $244.8 million and proceeds from the sale of assets of $307,000. Partially offsetting cash provided by investing activities were the purchase of $200.5 million of marketable investments, $16.0 million used for business acquisitions, and $3.0 million of property and equipment purchases.

Net cash provided by investing activities was $4.4 million in 2009, primarily from the proceeds from the sale or maturity of our marketable investments of $196.9 million and proceeds from the sale of assets of $623,000. Partially offsetting cash provided by investing activities were the purchase of $190.2 million of marketable investments, $2.4 million of property and equipment purchases, and $395,000 used for a business acquisition.

Net cash used by investing activities was $111.3 million in 2008, primarily consisting of the purchase of $145.3 million of marketable investments and the purchase of $12.3 million in property and equipment. Partially offsetting cash used by investing activities were proceeds from the sale or maturity of our marketable investments of $44.0 million and proceeds from the sale of assets of $2.6 million.

Net Cash Provided (Used) by Financing Activities

Net cash provided (used) by financing activities consists of proceeds from the issuance of stock through the exercise of stock options and our employee stock purchase plan, tax payments from shares withheld upon vesting of restricted stock units, repayments of capital lease obligations, excess tax benefits from stock-based award activity, and special dividends paid to our shareholders.

Net cash provided by financing activities in 2010 was $206,000, primarily from $7.0 million in excess tax benefits generated by stock-based award activity and proceeds of $2.5 million from the exercise of stock options and the sale of shares through our employee stock purchase plan. Cash provided by financing activities was partially offset by $4.6 million of earn-out payments related to business acquisitions, $4.2 million in tax payments from shares withheld upon vesting of restricted stock units, and $589,000 used for the repayment of capital lease obligations.

Net cash used by financing activities in 2009 was $607,000, primarily from $1.1 million in tax payments from shares withheld upon vesting of restricted stock units and $564,000 used for the repayment of capital lease obligations. Cash used by financing activities was partially offset by tax benefits generated by stock-based award activity of $607,000 and proceeds of $404,000 from the exercise of stock options and the sale of shares through our employee stock purchase plan.

Net cash used by financing activities in 2008 was $298.9 million, primarily from the special dividend of $299.3 million paid in January 2008. Partially offsetting cash used in financing activities were proceeds of $603,000 from the exercise of stock options and the sale of shares through our employee stock purchase plan.

Net Cash Used by Discontinued Operations

Net cash used by operating activities attributable to discontinued operations in 2008 was $18.0 million.

Acquisitions

Mercantila. On May 10, 2010, we acquired certain assets from Mercantila, Inc., an online retail company, at a cost of $7.8 million in cash, plus $8.2 million in liabilities assumed.

Make The Web Better. On April 1, 2010, we purchased assets consisting of Web properties and licenses for content and technology from Make The Web Better, a search distribution partner and privately-held developer of online products used on social networking sites, for $13.0 million. The purchase consideration included an initial cash payment of $8.0 million, with up to $5.0 million in additional consideration payable in cash contingent on expected financial performance. The financial performance of the operation of the Make The Web Better assets in 2010 was greater than was expected when the assets were acquired. As a consequence, our estimate of the fair value of the related contingent consideration increased to $10.0 million and we recorded a charge of $5.0 million to other loss (income), net in the year ended December 31, 2010.

F-Four. On May 22, 2009, we acquired the membership interests of F-Four, LLC and the assets of its subsidiary, a provider of search engine optimization analytics software, for $1.3 million in stock and cash.

Critical Accounting Policies and Estimates

This Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as the disclosures included elsewhere in this Annual Report on Form 10-K, is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and disclosures of contingencies. In some cases, we could have reasonably used different accounting policies and estimates.

The Securities and Exchange Commission has defined a company's most critical accounting policies as the ones that are the most important to the portrayal of the company's financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. On an ongoing basis, we evaluate the estimates used, including those related to revenue recognition, cost of sales, impairment of goodwill, the estimated allowance for billing adjustments and doubtful accounts, accounting for business combinations, stock-based compensation, and the valuation allowance for our deferred tax assets. We base our estimates on historical experience, current conditions, and on various other assumptions that we believe to be reasonable under the circumstances and, based on information available to us at that time, we make judgments about the carrying values of assets and liabilities that are not readily apparent from other sources as well as identify and assess our accounting treatment with respect to commitments and contingencies. Actual results may differ significantly from these estimates under different assumptions, judgments, or conditions. We believe the following critical accounting policies involve the more significant judgments and estimates used in the preparation of our consolidated financial statements. We also have other accounting policies that involve the use of estimates, judgments, and assumptions and that are significant to understanding our results. For additional information see "Note 2: Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements (Item 8 of Part II of this report).

Services Revenue Recognition

Our services revenue, which is recorded in the Core segment, is generated primarily from our Web search services. We generate search revenue when an end user of such services clicks on a paid search link provided by a search customer and displayed on one of our owned and operated Web properties or displayed on a distribution partners' Web property. The search customer that provided the paid search link receives a fee from the advertiser who paid for the click and the search customer pays us a portion of that fee.

For our services transactions, we are the primary obligor, separately negotiate each revenue or unit pricing contract independent of any revenue sharing arrangements, and assume the credit risk for amounts invoiced to our search customers. For search services, we determine the paid search results, content, and information directed to our owned and operated Web properties and our distribution partners' Web properties through our metasearch technology. We earn revenue from our search customers by providing paid search results generated from our owned and operated properties and from our distribution partners' Web properties based on separately negotiated and agreed-upon terms with each distribution partner. Consequently, we record services revenue on a gross basis. Revenue is recognized in the period in which the services are provided (e.g., a paid search occurs) and is based on the amounts earned by and ultimately remitted to us.

Product Revenue Recognition

Our product revenue, which is recorded in the E-Commerce segment, is derived from sales of goods to our customers. We recognize revenue from sales of goods when the following revenue recognition criteria are met: persuasive evidence of an arrangement exists, the selling price is fixed or determinable, delivery has occurred and title has passed to the customer, and collectability is reasonably assured. For our sales of goods, we are the primary obligor in the transaction, establish prices and select suppliers, perform order fulfillment services, assume the inventory risk during shipping and for customer returns, and assume the credit risk for amounts invoiced to our customers. Consequently, we record product revenue at its gross sales price.

Cost of Sales

We record the cost of sales for product and services sales when the related revenue is recognized. Cost of services sales consists of costs related to revenue sharing arrangements with our distribution partners, certain costs associated with the operation of our data centers that serve our search business, including depreciation, personnel expenses (which include salaries, benefits and other employee related costs, and stock-based compensation expense), bandwidth costs, and usage-based content fees. Cost of product sales consist of the purchase price of goods sold by us to our customers, drop-ship and other shipping charges, and payment processing fees for customer transactions.

Product Sales Returns and Replacements

We estimate sales returns, which reduce product revenue. We estimate the cost of replacing damaged or defective goods sold to customers, which we record as a cost of product sales.

Business Combinations and Intangible Assets Including Goodwill

We account for business combinations using the acquisition method and accordingly, the identifiable assets acquired and liabilities assumed are recorded at their acquisition date fair values. Goodwill is calculated as the excess of the purchase price over the fair value of net assets, including the amount assigned to identifiable intangible assets. We evaluate the carrying value of our indefinite-lived intangible assets at least annually, and evaluate all intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. Identifiable intangible assets with finite lives are amortized over their useful lives. Acquisition-related costs, including advisory, legal, accounting, valuation, and other costs, are expensed in the periods in which the costs are incurred. The results of operations of acquired businesses are included in the consolidated financial statements from the acquisition date.

Accounting for Goodwill

Goodwill is tested for impairment on an annual basis and between annual tests whenever circumstances indicate that the carrying value of the goodwill might be impaired. Circumstances may include an adverse change in business climate or a more likely than not expectation that a reporting unit will be sold or disposed. On at least a quarterly basis, we assess whether such circumstances exist.

We test for goodwill impairment at the reporting unit level. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the estimated fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates, application of appropriate control premium, market conditions, and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit and may result in impairment charges in future periods.

We performed our annual impairment analysis of the goodwill on our balance sheet as of November 30, 2010, and we determined that there was no impairment as the fair values of our Core and E-Commerce reporting units exceeded their respective carrying values by 21% and 30%, respectively. Our analysis took into consideration the expected discounted cash flows for each reporting unit. The principal factors used in the discounted cash flow analysis requiring judgment are the projected results of operations, the discount rate based on the weighted average cost of capital ("***WACC***"), and terminal value assumptions for each reporting unit.

The WACC for each reporting unit ranged from 18% to 21.5% based on review of the volatility of returns for comparable reporting units, a capital structure of 100% common equity for comparable companies, and a size risk premium based upon relevant published studies. Additionally, a non-systemic risk premium was included ranging from 2% to 5% for certain risks to each reporting unit such as the Core reporting unit's dependence on Google and Yahoo! and recognition that the E-Commerce reporting unit is in an early stage and a new business for us that has been projected to have growth in revenue and margins. The terminal value assumptions are applied to the final year of the discounted cash flow model as the reporting unit is expected to remain a viable going concern beyond the final period. The terminal value was determined using the Gordon Growth Model, which assumed long-term growth rates ranging from 1% to 4%.

A control premium ranging from 10% to 15% was added to determine each reporting unit's enterprise value on a controlling basis. The control premiums range assumption considered the reporting unit's business operations, control premiums of comparable recent transactions, and the current economic environment.

In the dynamic search and online retail industries, there is significant uncertainty about the future. Unforeseen events such as market disruptions and deterioration of the macroeconomic environment, or internal challenges such as reorganizations, employee and management turnover, operational cash flows, and other trends that could have material negative impacts on our key assumptions in determining fair values, could lead to a decision to impair goodwill in future periods.

As of December 31, 2010 and at November 30, 2010, of our consolidated goodwill balance of $69.9 million, we had allocated $57.5 million to our Core and $12.4 million to our E-Commerce reporting units.

Stock-Based Compensation

We record stock compensation expense for equity-based awards granted, including stock options and restricted stock unit grants, over the service period of the equity-based award based on the fair value of the award at the date of grant. During 2010, 2009, and 2008, we recognized $14.8 million, $10.6 million, and $14.3 million, respectively, of stock-based compensation expense.

Calculating stock-based compensation expense relies upon certain assumptions, including the expected term of the stock-based awards, expected stock price volatility, expected interest rate, number and types of stock-based awards, and the pre-vesting forfeiture rate. If we use different assumptions due to changes in our business or other factors, our stock-based compensation expense could vary materially in the future.

Income Taxes

We account for income taxes under the asset and liability method, under which deferred tax assets, including net operating loss carryforwards, and liabilities are determined based on temporary differences between the book and tax bases of assets and liabilities. We periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of the deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carryforward periods available to us for tax reporting purposes, and other relevant factors. There is a wide range of possible judgments relating to the valuation of our deferred tax assets.

During the years ended December 31, 2010 and 2009, based on the weight of available evidence, we determined that it was not more likely than not that we would realize our deferred tax assets. Accordingly, we provided a full valuation allowance against our net deferred tax assets at December 31, 2010 and 2009. Significant judgment is required in making this assessment, and it is very difficult to predict when, if ever, we may conclude that any portion of our deferred tax assets is more likely than not realizable.

Quarterly Results of Operations (Unaudited)

The following table presents a summary of our unaudited consolidated results of operations for the eight quarters ended December 31, 2010. In the second quarter of 2010, upon the acquisition of certain assets from Mercantila, Inc., we changed the way our consolidated statement of operations is presented. For additional information on the reclassification see "Note 1: The Company and Basis of Presentation" of the Notes to Consolidated Financial Statements (Item 8 of Part II of this report). The information for each of these quarters has been prepared on a basis consistent with our annual audited consolidated financial statements. You should read this information in conjunction with our consolidated financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	(in thousands except per share data)							
Services revenue	$39,070	$43,763	$54,356	$70,457	$61,773	$52,363	$50,524	$49,683
Product revenue	—	—	—	—	—	7,039	11,193	14,260
Total revenues	39,070	43,763	54,356	70,457	61,773	59,402	61,717	63,943
Services cost of sales	22,827	26,763	36,577	50,456	43,559	29,142	28,849	28,422
Product cost of sales	—	—	—	—	—	5,958	9,860	12,760
Total cost of sales	22,827	26,763	36,577	50,456	43,559	35,100	38,709	41,182
Gross profit	16,243	17,000	17,779	20,001	18,214	24,302	23,008	22,761
Expenses and other income:								
Engineering and technology	2,316	2,454	2,231	2,128	1,906	2,803	2,661	2,379
Sales and marketing	6,948	5,137	6,639	6,654	6,482	8,852	10,087	10,401
General and administrative	6,242	6,397	6,789	4,189	6,755	6,907	9,479	10,313
Depreciation	827	846	813	797	820	823	818	716
Amortization of intangible assets	—	—	—	—	—	40	122	121
Loss (gain) on investments, net	5,351	(335)	—	(302)	—	—	—	—
Other loss (income), net	(607)	(466)	(472)	(1,137)	137	3,522	427	(19,399)
Total expenses and other income	21,077	14,033	16,000	12,329	16,100	22,947	23,594	4,531
Income (loss) before income taxes	(4,834)	2,967	1,779	7,672	2,114	1,355	(586)	18,230
Income tax benefit (expense)	(201)	(82)	32	70	(570)	(685)	484	(6,639)
Net income (loss)	$(5,035)	$ 2,885	$ 1,811	$ 7,742	$ 1,544	$ 670	$ (102)	$11,591
Net income (loss) per share – Basic:								
Net income (loss) per share – Basic	$ (0.14)	$ 0.08	$ 0.05	$ 0.22	$ 0.04	$ 0.02	$ (0.00)	$ 0.32
Weighted average shares outstanding used in computing basic income (loss) per share	34,853	35,044	35,035	35,094	35,466	35,751	35,969	36,196
Net income (loss) per share – Diluted:								
Net income (loss) per share – Diluted	$ (0.14)	$ 0.06	$ 0.05	$ 0.21	$ 0.04	$ 0.02	$ (0.00)	$ 0.31
Weighted average shares outstanding used in computing diluted income (loss) per share	34,853	35,069	35,766	36,112	37,059	37,353	35,969	36,851

	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Services revenue	100.0%	100.0%	100.0%	100.0%	100.0%	88.2%	81.9%	77.7%
Product revenue	0.0	0.0	0.0	0.0	0.0	11.8	18.1	22.3
Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Services cost of sales	58.4	61.2	67.3	71.6	70.5	49.1	46.7	44.4
Product cost of sales	0.0	0.0	0.0	0.0	0.0	10.0	16.0	20.0
Total cost of sales	58.4	61.2	67.3	71.6	70.5	59.1	62.7	64.4
Gross profit	41.6	38.8	32.7	28.4	29.5	40.9	37.3	35.6
Expenses and other income:								
Engineering and technology	5.9	5.6	4.1	3.0	3.1	4.7	4.3	3.7
Sales and marketing	17.8	11.7	12.2	9.4	10.5	14.9	16.3	16.3
General and administrative	16.0	14.6	12.5	6.0	11.0	11.6	15.4	16.1
Depreciation	2.1	1.9	1.5	1.1	1.3	1.4	1.3	1.1
Amortization of intangible assets	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.2
Loss (gain) on investments, net	13.7	(0.7)	0.0	(0.4)	0.0	0.0	0.0	0.0
Other loss (income), net	(1.5)	(1.1)	(0.9)	(1.6)	0.2	5.9	0.7	(30.3)
Total expenses and other income	54.0	32.0	29.4	17.5	26.1	38.6	38.2	7.1
Income (loss) before income taxes	(12.4)	6.8	3.3	10.9	3.4	2.3	(0.9)	28.5
Income tax benefit (expense)	(0.5)	(0.2)	0.0	0.1	(0.9)	(1.2)	0.7	(10.4)
Net income (loss)	(12.9)%	6.6%	3.3%	11.0%	2.5%	1.1%	(0.2)%	18.1%

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to financial market risks, including changes in the market values of our debt investments and interest rates.

Financial market risk. We do not invest in financial instruments or their derivatives for trading or speculative purposes. By policy, we limit our credit exposure to any one issuer, other than securities issued by the U.S. federal government and its agencies, and do not have any derivative instruments in our investment portfolio. The three primary goals that guide our investment decisions, with the first being the most important, are: preserve capital, maintain ease of conversion into immediate liquidity, and achieve a rate of return over a predetermined benchmark. Our investment portfolio at December 31, 2010 included debt instruments issued by the U.S. federal government and its agencies, U.S. municipal governments, publicly-held corporations, and money market funds invested in securities issued by agencies of the U.S. federal government. Beginning in 2007, the global financial markets began to experience unusual and significant distress that peaked in 2008 and moderated in 2009 and 2010. In 2007, certain auction rate securities that we purchased for $40.4 million became illiquid and experienced a severe decline in fair value before we liquidated those investments in 2009 for net cash proceeds of $9.2 million and realized a net loss on investments of $31.2 million. As of December 31, 2010, we invested exclusively in debt instruments with minimal default risk and maturity dates of less than one year from the end of any of our quarterly accounting periods. We consider the market value, default, and liquidity risks of our investments to be low at December 31, 2010.

Interest rate risk. As of December 31, 2010, all of the debt securities that we held were fixed-rate earning instruments that carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates. We may suffer losses in principal if we are forced to sell securities which have declined in market value due to changes in interest rates. At December 31, 2010, our cash equivalent balances of $100.0 million were held in commercial paper, taxable municipal bonds, and money market funds and our short-term investment balances of $98.1 million were held in U.S. government securities and taxable municipal bonds.

The following table provides information about our cash equivalent and marketable fixed-income securities, including principal cash flows for 2011 and thereafter and the related weighted average interest rates.

Principal amounts and weighted average interest rates by expected year of maturity as of December 31, 2010 are as follows (in thousands, except percentages):

	2011		2012 -2015		Thereafter		Total		Fair Value
U.S. government securities	$ 89,990	0.35%	$—	— %	$—	— %	$ 89,990	0.35%	$ 90,850
Commercial paper	87,915	0.19%	—	— %	—	— %	87,915	0.19%	87,902
Taxable municipal bonds	19,065	0.34%	—	— %	—	— %	19,065	0.34%	19,337
Money market funds	31	0.08%	—	— %	—	— %	31	0.08%	31
Cash equivalents and marketable fixed-income securities	$197,001		$—		$—		$197,001		$198,120

ITEM 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INFOSPACE, Inc.	Page
Report of Independent Registered Public Accounting Firm	51
Consolidated Balance Sheets	52
Consolidated Statements of Operations and Comprehensive Income (Loss)	53
Consolidated Statements of Stockholders' Equity	54
Consolidated Statements of Cash Flows	55
Notes to Consolidated Financial Statements	56

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
InfoSpace, Inc.
Bellevue, Washington

We have audited the accompanying consolidated balance sheets of InfoSpace, Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of InfoSpace, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
March 11, 2011

INFOSPACE, INC.

CONSOLIDATED BALANCE SHEETS
(amounts in thousands, except share data)

	December 31, 2010	December 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 155,645	$ 83,750
Short-term investments, available-for-sale	98,091	142,647
Accounts receivable, net of allowance of $15 and $23	19,554	28,466
Other receivables	2,286	2,953
Prepaid expenses and other current assets	3,178	2,526
Total current assets	278,754	260,342
Property and equipment, net	7,470	12,315
Goodwill	69,878	44,815
Other intangible assets, net	1,383	457
Other long-term assets	4,258	4,287
Total assets	$ 361,743	$ 322,216
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 7,241	$ 6,736
Accrued expenses and other current liabilities	42,753	34,131
Total current liabilities	49,994	40,867
Long-term liabilities	955	1,514
Total liabilities	50,949	42,381
Commitments and contingencies (Note 7)	—	—
Stockholders' equity:		
Common stock, par value $.0001—authorized, 900,000,000 shares; issued and outstanding, 36,088,646 and 35,391,122 shares	4	4
Additional paid-in capital	1,322,265	1,303,667
Accumulated deficit	(1,011,473)	(1,025,176)
Accumulated other comprehensive income (loss)	(2)	1,340
Total stockholders' equity	310,794	279,835
Total liabilities and stockholders' equity	$ 361,743	$ 322,216

See notes to consolidated financial statements.

INFOSPACE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(amounts in thousands, except per share data)

	Years ended December 31,		
	2010	2009	2008
Revenues:			
Services revenue	$214,343	$207,646	$156,727
Product revenue	32,492	—	—
Total revenues	246,835	207,646	156,727
Cost of sales:			
Cost of services sales	129,972	136,623	87,130
Cost of product sales	28,578	—	—
Total cost of sales	158,550	136,623	87,130
Gross Profit	88,285	71,023	69,597
Expenses and other income:			
Engineering and technology	9,749	9,129	13,846
Sales and marketing	35,822	25,378	24,644
General and administrative	33,454	23,617	24,228
Depreciation	3,177	3,283	3,264
Amortization of intangible assets	283	—	—
Restructuring	—	—	17
Other, net	—	—	(1,897)
Loss on investments, net	—	4,714	28,520
Other income, net	(15,313)	(2,682)	(7,149)
Total expenses and other income	67,172	63,439	85,473
Income (loss) from continuing operations before income taxes	21,113	7,584	(15,876)
Income tax expense	(7,410)	(181)	(598)
Income (loss) from continuing operations	13,703	7,403	(16,474)
Discontinued operations:			
Loss from discontinued operations, net of taxes	—	—	(1,455)
Loss on sale of discontinued operations, net of taxes	—	—	(770)
Net income (loss)	$ 13,703	$ 7,403	$ (18,699)
Income (loss) per share—Basic:			
Income (loss) from continuing operations	$ 0.38	$ 0.21	$ (0.48)
Loss from discontinued operations	—	—	(0.04)
Loss on sale of discontinued operations	—	—	(0.02)
Basic net income (loss) per share	$ 0.38	$ 0.21	$ (0.54)
Weighted average shares outstanding used in computing basic income (loss) per share	35,886	34,983	34,415
Income (loss) per share—Diluted:			
Income (loss) from continuing operations	$ 0.37	$ 0.21	$ (0.48)
Loss from discontinued operations	—	—	(0.04)
Loss on sale of discontinued operations	—	—	(0.02)
Diluted net income (loss) per share	$ 0.37	$ 0.21	$ (0.54)
Weighted average shares outstanding used in computing diluted income (loss) per share	36,829	35,431	34,415
Other comprehensive income (loss):			
Net income (loss)	$ 13,703	$ 7,403	$ (18,699)
Foreign currency translation adjustment	(74)	(108)	(47)
Reclassification adjustment for realized foreign currency gains, net, included in net income (loss)	(1,362)	—	—
Unrealized gain (loss) on investments, available-for-sale	94	(943)	1,109
Reclassification adjustment for other-than-temporary losses (gains) on investments, available-for-sale, included in net income (loss)	—	(335)	776
Cumulative tax effect on unrealized gain on investments, available-for-sale	—	186	—
Comprehensive income (loss)	$ 12,361	$ 6,203	$ (16,861)

See notes to consolidated financial statements.

INFOSPACE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2010, 2009, and 2008
(in thousands)

	Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total
	Shares	Amount				
Balance, December 31, 2007	34,322	$ 3	$1,279,225	$(1,013,880)	$ 702	$266,050
Common stock issued for stock options and restricted stock units	420	—	16	—	—	16
Common stock issued for employee stock purchase plan	54	—	587	—	—	587
Unrealized gain on available-for-sale investments	—	—	—	—	1,885	1,885
Foreign currency translation adjustment	—	—	—	—	(47)	(47)
Tax effect of equity compensation	—	—	(1,029)	—	—	(1,029)
Stock-based compensation	—	—	15,143	—	—	15,143
Taxes paid on stock issued for equity awards	—	—	(1,582)	—	—	(1,582)
Net loss	—	—	—	(18,699)	—	(18,699)
Balance, December 31, 2008	34,796	3	1,292,360	(1,032,579)	2,540	262,324
Common stock issued for stock options and restricted stock units	366	—	5	—	—	5
Common stock issued for employee stock purchase plan	61	—	399	—	—	399
Common stock issued for acquisition	230	1	809	—	—	810
Common stock retired	(62)	—	—	—	—	—
Unrealized loss on available-for-sale investments	—	—	—	—	(1,278)	(1,278)
Foreign currency translation adjustment	—	—	—	—	(108)	(108)
Tax effect of equity compensation	—	—	607	—	186	793
Stock-based compensation	—	—	10,838	—	—	10,838
Taxes paid on stock issued for equity awards	—	—	(1,351)	—	—	(1,351)
Net income	—	—	—	7,403	—	7,403
Balance, December 31, 2009	35,391	$ 4	$1,303,667	$(1,025,176)	$ 1,340	$279,835
Common stock issued for stock options and restricted stock units	962	—	2,191	—	—	2,191
Common stock issued for employee stock purchase plan	54	—	350	—	—	350
Common stock retired	(318)	—	(2,099)	—	—	(2,099)
Unrealized loss on available-for-sale investments	—	—	—	—	94	94
Foreign currency transaction adjustment	—	—	—	—	(74)	(74)
Foreign currency translation adjustment for disposition of foreign subsidiaries	—	—	—	—	(1,362)	(1,362)
Tax effect of equity compensation	—	—	7,032	—	—	7,032
Stock-based compensation	—	—	15,010	—	—	15,010
Taxes paid on stock issued for equity awards	—	—	(3,886)	—	—	(3,886)
Net income	—	—	—	13,703	—	13,703
Balance, December 31, 2010	36,089	$ 4	$1,322,265	$(1,011,473)	$ (2)	$310,794

See notes to consolidated financial statements.

INFOSPACE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,		
	2010	2009	2008
Operating Activities:			
Net income (loss)	$ 13,703	$ 7,403	$ (18,699)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:			
Loss from discontinued operations	—	—	1,455
Loss on sale of discontinued operations	—	—	770
Stock-based compensation	14,751	10,568	14,304
Depreciation and amortization	7,091	7,252	7,335
Excess tax benefits from stock-based award activity	(7,032)	(607)	—
Earn-out contingent liability adjustments	5,000	—	—
Common stock retired relating to litigation settlement	(2,099)	—	—
Amortization of premium (accretion of discount) on investments, net	365	206	(107)
Loss on disposal of assets, net	1,262	642	629
Foreign currency translation gains, net	(1,436)	—	—
Deferred income taxes	218	2,814	(2,667)
Loss on investments, net	—	4,714	28,520
Net gain on sale of assets	—	—	(1,897)
Other	9	171	35
Cash provided (used) by changes in operating assets and liabilities:			
Accounts receivable	9,551	(13,043)	1,643
Notes and other receivables	1,488	(2,104)	5,228
Prepaid expenses and other current assets	576	(759)	135
Other long-term assets	(202)	712	1,784
Accounts payable	(3,428)	641	614
Accrued expenses and other current and long-term liabilities	6,055	11,390	(59,264)
Net cash provided (used) by operating activities	45,872	30,000	(20,182)
Investing Activities:			
Business acquisitions, net of cash acquired	(15,985)	(395)	—
Purchases of property and equipment	(3,019)	(2,435)	(12,277)
Other long-term assets	230	(50)	(199)
Proceeds from sale of assets	307	623	2,550
Proceeds from sales of investments	52,801	9,202	—
Proceeds from maturities of investments	191,976	187,654	43,980
Purchases of investments	(200,493)	(190,178)	(145,338)
Net cash provided (used) by investing activities	25,817	4,421	(111,284)
Financing Activities:			
Excess tax benefits from stock-based award activity	7,032	607	—
Proceeds from stock option and warrant exercises	2,191	5	16
Proceeds from issuance of stock through employee stock purchase plan	350	399	587
Repayment of capital lease obligation	(589)	(564)	(233)
Tax payments from shares withheld upon vesting of restricted stock units	(4,201)	(1,054)	—
Earn-out payments for business acquisitions	(4,577)	—	—
Special dividend paid	—	—	(299,296)
Net cash provided (used) by financing activities	206	(607)	(298,926)
Discontinued operations:			
Net operating cash used by discontinued operations	—	—	(17,998)
Net increase (decrease) in cash and cash equivalents	71,895	33,814	(448,390)
Cash and cash equivalents, beginning of period	83,750	49,936	498,326
Cash and cash equivalents, end of period	$ 155,645	$ 83,750	$ 49,936
Supplemental disclosure of non-cash investing activities:			
Liabilities assumed in purchase transaction	$ (8,231)	$ (56)	$ —
Stock issued in purchase transaction	—	809	—
Supplemental disclosure of non-cash financing activities:			
Contingent earn-out consideration from acquisition	$ (5,000)	$ —	$ —
Purchases of assets under capital leases	—	—	1,601
Cash paid for:			
Income tax expense (benefit) for continuing operations	$ (364)	$ 34	$ 5,117

See notes to consolidated financial statements.

INFOSPACE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2010, 2009 and 2008

Note 1: The Company and Basis of Presentation

Description of the business: InfoSpace, Inc. (the "***Company***" or "***InfoSpace***") develops search tools and technologies that assist consumers with finding information, merchants, individuals, products, and other content on the Internet. The Company uses its metasearch technology, which selects search results from several search engine content providers, to power its own branded websites and to provide online search services to distribution partners. Partner versions of Web offerings are generally private-labeled and delivered with each distribution partner's unique requirements. Some content providers, such as Google and Yahoo!, pay the Company to distribute their content, and those providers are referred to as search customers. Beginning in May 2010, the Company also operates an online retail business that includes a collection of more than 200 specialty online stores operated under the Mercantila brand.

Principles of consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated.

Basis of presentation: The operating results of the directory and mobile businesses, which were sold to third parties in 2007, have been presented as discontinued operations for 2008.

Segments: The Company's chief executive officer, who is its chief operating decision maker, reviews financial information presented on a consolidated basis accompanied by disaggregated information for certain measures. This information is used for purposes of allocating resources and evaluating financial performance. The Company has two reporting segments: Core and E-Commerce. The Company's search operations comprise Core and the Company's operation of its Mercantila business comprises E-Commerce. Unless context indicates otherwise, the Company uses the term "services" to represent search services and the Core segment; it also uses the term "products" to represent retail products sold through the E-Commerce segment.

Reclassification: In the second quarter of 2010, the Company revised the presentation of its consolidated statements of operations and comprehensive income (loss) ("***Operations Statement***") as outlined below.

New caption:	Comprised of amounts from:
Services revenue	Revenues (completely allocated to new caption)
Product revenue	New caption, no amounts in prior periods
Cost of services sales	Content and distribution (completely allocated to new caption) Systems and network operations (partially allocated to new caption) Sales and marketing (partially allocated to new caption) General and administrative (partially allocated to new caption) Depreciation (partially allocated to new caption) Amortization of intangible assets (partially allocated to new caption)
Cost of product sales	New caption, no amounts in prior periods
Engineering and technology	Systems and network operations (partially allocated to new caption) Product development (completely allocated to new caption)

The Company also added the caption "total expenses and other income" and eliminated the captions "total operating expenses" and "operating income." The reclassifications did not impact previously reported revenues, income (loss) before income taxes, net income (loss), total assets, total liabilities, or stockholders' equity.

Certain other reclassifications of prior period balances have been made for consistent presentation with the current period. These changes consisted of reclassifications within the Company's Operations Statement in 2008 to conform to the current year presentation and, in the consolidated statements of cash flows for 2009 and 2008, sales and maturities of investments are separately presented as components of net cash provided (used) by investing activities, and the net amortization of premium (accretion of discount) on investments is separately presented as a component of net cash provided (used) by operating activities; it was previously presented under the caption of "Other." Those reclassifications did not impact previously reported net income (loss) in the Operations Statement or net cash provided (used) by operating activities or net cash provided (used) by investing activities in the consolidated statements of cash flows.

Note 2: Summary of Significant Accounting Policies

Cash equivalents: The Company considers all highly liquid debt instruments with an original maturity of ninety days or less at date of acquisition to be cash equivalents, which are carried at fair value.

Accounts receivable: Accounts receivable are stated at amounts due from customers net of an allowance for doubtful accounts.

Short-term investments: The Company principally invests its available cash in investment-grade debt instruments of corporate issuers and in debt instruments of the U.S. government and its agencies. All debt instruments with maturities greater than ninety days up to one year from the balance sheet date are considered short-term investments. The Company periodically evaluates whether the declines in fair value of its available-for-sale investments are other than temporary. As of December 31, 2010 and 2009, the Company's short-term investments are classified as available-for-sale and are reported at their fair value, with unrealized gains and temporary impairments reported in other comprehensive income (loss), and other-than-temporary impairments reported in loss on investments, net in the Operations Statement.

Property and equipment: Property and equipment are stated at cost. Depreciation is computed under the straight-line method over the following estimated useful lives:

Computer equipment and software	3 years
Data center servers	3 years
Internally developed software	15 months—3 years
Office equipment	7 years
Office furniture	7 years
Leasehold improvements	Shorter of lease term or economic life

The Company capitalizes certain internal use software development costs, primarily employee salaries and benefits allocated on a project or product basis. The Company capitalized $1.0 million, $1.1 million, and $1.7 million of internal-use software costs in the years ended December 31, 2010, 2009, and 2008, respectively.

Business combinations and intangible assets including goodwill: The Company accounts for business combinations using the acquisition method and, accordingly, the identifiable assets acquired and liabilities assumed are recorded at their acquisition date fair values. Goodwill is calculated as the excess of the purchase price over the fair value of net assets, including the amount assigned to identifiable intangible assets. Acquisition-related costs, including advisory, legal, accounting, valuation and other costs, are expensed in the periods in which the costs are incurred. The results of operations of acquired businesses are included in the consolidated financial statements from the acquisition date.

Valuation of goodwill and intangible assets: The Company evaluates goodwill and indefinite-lived intangible assets at least annually to determine whether there has been an impairment of the value of these assets and evaluates impairment whenever events or changes in circumstances, including material changes in the fair value of the Company's outstanding common stock, indicate that the carrying amount of the Company's assets might not be recoverable. The Company amortizes definite-lived intangible assets over their expected useful lives, and when events or circumstances indicate that the carrying amount of a long-lived asset or asset group may not be recoverable, the Company performs a test to determine whether the carrying amount of the asset or asset group tested is not recoverable and its carrying amount exceeds its fair value. Any impairment losses relating to goodwill or other intangible assets are recognized in the Operations Statement.

The following table provides information about activity in goodwill in each segment during the period from January 1, 2009 to December 31, 2010 (in thousands):

	Core	E-Commerce	Total
Goodwill as of January 1, 2009	$43,940	$ —	$43,940
Goodwill associated with 2009 business acquisition	875	—	875
Goodwill as of December 31, 2009	44,815	—	44,815
Goodwill associated with 2010 business acquisitions	12,650	12,413	25,063
Goodwill as of December 31, 2010	$57,465	$12,413	$69,878

Other intangible assets consisted of the following (in thousands):

	December 31, 2010			December 31, 2009		
	Gross carrying amount	Accumulated amortization	Other intangible assets, net	Gross carrying amount	Accumulated amortization	Other intangible assets, net
Definite-lived intangible assets:						
Core technology	$1,978	$(1,345)	$ 633	$1,085	$ (911)	$174
Customer relationships	39	(23)	16	—	—	—
Other	6,667	(6,667)	—	6,667	(6,667)	—
Total definite-lived intangible assets	8,684	(8,035)	649	7,752	(7,578)	174
Indefinite-lived intangible assets	734	—	734	283	—	283
Total	$9,418	$(8,035)	$1,383	$8,035	$(7,578)	$457

Amortization of definite-lived intangible assets held as of December 31, 2010 is expected to be $463,000 and $186,000 in 2011 and 2012, respectively. The weighted average amortization period for definite-lived intangible assets is 16 months.

In the years ended December 31, 2010, 2009, and 2008, the Company conducted its annual impairment analyses for goodwill and indefinite-lived intangible assets as of November 30, 2010, 2009, and 2008 and determined that the carrying value of its goodwill and indefinite-lived intangible assets was not impaired. In 2009 and 2008, the Company determined that it did not operate separate reporting units; therefore, the methodology used for the Company's 2009 and 2008 annual impairment analyses were primarily based on a comparison of the balance of its stockholders' equity to the fair value of its outstanding common stock based on the Company's quoted stock price. In 2010, upon the acquisition of its E-Commerce business, the Company determined that it operated two reporting units, and the 2010 annual impairment analyses was based on a valuation using a combination of the Company's quoted stock price and projections of future discounted cash flows for each reporting unit.

Other investments: Included in other long-term assets are the Company's investment in equity investments of privately-held companies for business and strategic purposes. The Company currently holds equity securities and warrants to purchase equity securities in companies whose securities are not publicly traded. The Company's equity investments were carried at a fair value of $0 at December 31, 2010 and 2009.

Services revenue recognition: The Company's services revenue, which is recorded in the Core segment, is generated primarily from its Web search services. The Company generates search services revenue when an end user of such services clicks on a paid search link provided by a search customer and displayed on one of the Company's owned and operated Web properties or displayed on a distribution partners' Web property. The search customer that provided the paid search link receives a fee from the advertiser who paid for the click and the search customer pays the Company a portion of that fee.

For the Company's services transactions, the Company is the primary obligor, separately negotiates each revenue or unit pricing contract independent of any revenue sharing arrangements, and assumes the credit risk for amounts invoiced to its search customers. For search services, the Company determines the paid search results, content, and information directed to its owned and operated websites and its distribution partners' Web properties through its metasearch technology.

The Company earns revenue from its search customers by providing paid search results generated from its owned and operated Web properties and from its distribution partners' Web properties based on separately negotiated and agreed-upon terms with each distribution partner. Consequently, the Company records services revenue on a gross basis. Revenue is recognized in the period in which the services are provided (e.g., a paid search occurs) and is based on the amounts earned by and ultimately remitted to the Company.

Product revenue recognition: The Company's product revenue, which is recorded in the E-Commerce segment, is generated from sales of products to its customers. The Company recognizes revenue from sales of products when the following revenue recognition criteria are met: persuasive evidence of an arrangement exists, the selling price is fixed or determinable, delivery has occurred and title has passed to the customer, and collectability is reasonably assured.

For the Company's sales of product transactions, the Company is the primary obligor, establishes prices and selects suppliers, performs order fulfillment services, assumes the inventory risk during shipping and for customer returns, and assumes the credit risk for amounts invoiced to its customers. Consequently, the Company records product revenue at its gross sales price.

Cost of sales: The Company records the cost of sales for product and services when the related revenue is recognized. Cost of services sales primarily consists of costs related to revenue sharing arrangements with the Company's distribution partners, certain costs associated with the operation of the Company's data centers that serve its search business, including depreciation, personnel expenses (which include salaries, benefits and other employee related costs, and stock-based compensation expense), usage-based content fees, and bandwidth costs. Cost of product sales consist of the purchase price of goods sold by the Company to its customers, drop-ship and other shipping charges, and payment processing fees for customer transactions.

Product sales returns and replacements: The Company estimates sales returns, which reduces product revenue. The Company estimates the cost of replacing damaged or defective goods sold to customers, which is recorded as a cost of product sales.

Engineering and technology expenses: Engineering and technology expenses are associated with the research, development, support, and ongoing enhancements of the Company's offerings, including personnel expenses (which include salaries, stock-based compensation expense, and benefits and other employee related costs), software support and maintenance, and professional service fees.

Sales and marketing expenses: Sales and marketing expenses consist primarily of marketing expenses associated with the Company's owned and operated Web properties (which consist of traffic acquisition, including online direct marketing initiatives, which involve the purchase of online advertisements that drive traffic to an owned and operated website, agency fees, brand promotion expense, and market research expense), personnel costs (which include salaries, stock-based compensation expense, and benefits and other employee related costs), advertising for Mercantila's Web properties, the cost of temporary help and contractors to augment the Company's staffing, and the operation of Mercantila's call center. Costs for advertising are recorded as expense when the advertisement appears or electronic impressions are recorded. Advertising expense totaled $22.8 million, $15.4 million, and $11.4 million for the years ended December 31, 2010, 2009, and 2008, respectively.

General and administrative expenses: General and administrative expenses consist primarily of personnel expenses (which include salaries, stock-based compensation expense, and benefits and other employee related costs), professional service fees (which include legal, audit, and tax fees), general business development and management expenses, occupancy and general office expenses, taxes, insurance expenses, and certain legal settlements.

Stock-based compensation: The Company measures and recognizes its compensation expense for all share-based payment awards made to employees and directors, including stock option and restricted stock unit grants and purchases of stock made pursuant to the Company's 1998 Employee Stock Purchase Plan (the "***ESPP***"), based on estimated fair values. Expense is recognized on a straight-line basis over the requisite vesting period for each separately vesting portion of the award.

The Company estimates the fair value of share-based payment awards on the date of grant using the Black-Scholes-Merton option-pricing model. The value of the award's portion that is ultimately expected to vest is recognized as expense over the requisite service periods in the accompanying consolidated financial statements for the years ended December 31, 2010, 2009, and 2008.

Employee benefit plan: The Company has a 401(k) savings plan covering its employees. Eligible employees may contribute through payroll deductions. The Company may match the employees' 401(k) contributions at the discretion of the Company's Board of Directors. During 2010, 2009, and 2008, the Company's Board of Directors elected to match a portion of the 401(k) contributions made by employees of the Company. The amount contributed by the Company is equal to a maximum of 50% of employee contributions up to a maximum of 3% of an employee's salary. For the years ended December 31, 2010, 2009, and 2008, the Company contributed $322,000, $326,000, and $327,000, respectively, for employees.

Other, net: Other, net consists of gains or charges that are not directly associated with other revenue or operating expense classifications. There were no other, net charges in the years ended December 31, 2010 and 2009. Other, net during the year ended December 31, 2008 of $1.9 million primarily consisted of the gains on sales of non-core assets.

Loss on investments, net: Loss on investments, net consists of changes in fair values of warrants held by the Company, realized gains and losses from the sale of equity instruments of publicly-held and privately-held companies, and the other-than-temporary impairment of such equity instruments.

Other income, net: Other income, net for the years ended December 31, 2010, 2009 and 2008, consists of the following (in thousands):

	Years ended December 31,		
	2010	2009	2008
Litigation settlement gain	$(18,965)	$ —	$ —
Foreign currency exchange gain (loss), net	(1,335)	67	660
Interest income	(331)	(3,443)	(7,344)
Gain on contingency resolution	—	—	(1,124)
Increase in fair value of earn-out contingent liability	5,000	—	—
Loss on disposal of property and equipment	1,014	642	629
Other	(696)	52	30
Other income, net	$(15,313)	$(2,682)	$(7,149)

In 2010, the Company recognized $19.0 million of gain related to a litigation settlement. The financial performance of the operation of Make The Web Better, acquired on April 1, 2010, was greater than expected; as a consequence, the fair value of the related contingent consideration increased and an additional charge of $5.0 million was recorded. In 2010, the Company sold or substantially liquidated its previously wholly-owned foreign subsidiaries and recognized $1.4 million of realized foreign currency translation gains. The decrease in interest income is primarily due to a decline in interest rates.

Loss from discontinued operations and loss on sale of discontinued operations: In 2007, the Company completed the sale of its directory and mobile businesses and has reflected the results of operations from these businesses as discontinued operations for all periods presented.

For the year ended December 31, 2008, the Company recorded income (loss) from the operating results of its mobile and directory businesses. For the sale of its directory business, the Company recorded a gain on sale of $48,000, net of tax expense of $26,000 in the year ended December 31, 2008. For the sale of its mobile business, the Company recorded a loss on sale of $818,000, net of tax benefit of $780,000 in the year ended December 31, 2008. The operating results of these businesses consist of the following (in thousands):

	Year ended December 31, 2008	
	Directory	Mobile
Revenue from discontinued operations	$—	$ 127
Income (loss) from discontinued operations before taxes	204	(2,098)
Income tax expense (benefit)	(76)	515
Gain (loss) from discontinued operations, net of taxes	$128	$(1,583)
Gain (loss) on sale of discontinued operations, net of taxes	$ 48	$ (818)

Net income (loss) per share: Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of common shares outstanding plus the number of potentially dilutive shares outstanding during the period. Potentially dilutive shares consist of the incremental common shares issuable upon the exercise of outstanding stock options and warrants using the treasury stock method. Potentially dilutive shares are excluded from the computation of earnings per share if their effect is antidilutive including for periods of net loss.

The treasury stock method calculates the dilutive effect for stock options and warrants with an exercise price less than the average stock price during the period presented.

In thousands	Years ended December 31, 2010	2009	2008
Weighted average common shares outstanding, basic	35,886	34,983	34,415
Dilutive stock options and warrants	943	448	—
Weighted average common shares outstanding, diluted	36,829	35,431	34,415
Antidilutive stock option, restricted stock unit, and warrant equivalents excluded from dilutive share calculation	1,199	1,721	930
Outstanding stock options and warrants with an exercise price more than the average price during the year not included in dilutive share calculation	4,282	4,888	4,865

Other comprehensive income (loss): Comprehensive income (loss) includes net income (loss), plus items that are recorded directly to stockholders' equity, including foreign currency translation adjustments and the net change in unrealized gains and losses on cash equivalents, short-term and long-term investments. Included in the net change in unrealized gains and losses are realized gains or losses included in the determination of net income (loss) in the period realized. Amounts reclassified out of other comprehensive income (loss) into net income (loss) were determined on the basis of specific identification. Components of accumulated other comprehensive income (loss) included on the consolidated balance sheets at December 31, 2010 and 2009 consist of the following (in thousands):

	December 31, 2010	2009
Unrealized gain on foreign currency translation	$—	$1,436
Unrealized loss on available-for-sale investments	(2)	(96)
	$ (2)	$1,340

Foreign currencies: Foreign subsidiary financial statements are denominated in foreign currencies and are translated at the exchange rate on the balance sheet date. Translation adjustments resulting from this process are charged or credited to other comprehensive income (loss). Revenue and expenses are translated at average rates of exchange prevailing during the period. Realized gains and losses on foreign currency transactions are included in other income, net. In 2010, substantially all of InfoSpace's foreign subsidiaries were sold or liquidated.

Concentration of credit risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments, and trade receivables. These instruments are generally unsecured and uninsured. The Company places its cash equivalents and investments with major financial institutions. Accounts receivable are typically unsecured and are derived from revenues earned from search customers primarily located in the United States operating in a variety of industries and geographic areas. The Company performs ongoing credit evaluations of its search customers and maintains allowances for potential credit losses.

Revenue concentration: The Company derives a significant portion of its revenues from a small number of search customers. Revenues from the top two search customers of the Company represented 80%, 95%, and 95% or more of total revenues in each of the years ended December 31, 2010, 2009, and 2008, respectively. These search customers each accounted for more than 10% of total revenues in the years ended December 31, 2010, 2009, and 2008. At December 31, 2010 and 2009, these two search customers each accounted for more than 10% of the accounts receivable balance.

Fair value of financial instruments: The Company does not measure the fair value of any financial instrument other than cash equivalents, available-for-sale investments, warrants, and its investment in a privately-held company. The carrying values of other financial instruments (accounts receivable, notes and other receivables, and accounts payable), other current assets and accrued expenses, and other current liabilities are not recorded at fair value but approximate fair values primarily due to their short-term nature.

Income taxes: The Company accounts for income taxes under the asset and liability method, under which deferred tax assets, including net operating loss carryforwards, and liabilities are determined based on temporary differences between the book and tax bases of assets and liabilities. The Company evaluates the deferred tax assets for future realization and reduces them by a valuation allowance to the extent management of the Company believes that they more likely than not will not be realized. Management considers many factors when assessing the likelihood of future realization of the Company's deferred tax assets, including recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income (which includes a consideration of expected future revenue levels, trends in the industry, and the current macroeconomic environment), the carryforward periods available for tax reporting purposes, and other relevant factors. Due to the size of the net operating loss carryforwards, their expiration beginning in 2020 and the Company's recent level of annualized profitability, management has determined the net deferred tax assets were not more likely than not realizable and provided a valuation allowance against its deferred tax assets. At December 31, 2010 and 2009, the Company provided valuation allowances of $313.1 million and $319.1 million, respectively, against its deferred tax assets related to net operating loss carryforwards and other temporary differences. The Company will continue to evaluate the likelihood of the realization of the deferred tax assets. Significant judgment is required in making this assessment, and it is very difficult to predict when, if ever, the Company may conclude that any portion of the deferred tax assets are more likely than not realizable.

Lease accounting: The Company leases office space and computer equipment used in its data centers. These leases are classified as either capital leases or operating leases, as appropriate. The amortization of assets under capital leases is included in depreciation expense. For the years ended December 31, 2010, 2009, and 2008, $537,000, $535,000, and $341,000, respectively, of amortization for assets acquired under capital leases was included in depreciation expense.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("***GAAP***") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates include those used for impairment of goodwill and other intangible assets, useful lives of other intangible assets, purchase accounting, valuation of investments and other-than-temporary impairment of investments, revenue recognition, the estimated allowance for sales returns and doubtful accounts, internally developed software, accrued contingencies, stock option valuation, and valuation allowance for deferred tax assets. Actual amounts may differ from estimates.

Recent accounting pronouncements: The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position, or cash flow.

Note 3: Balance Sheet Components

Short-term investments classified as available-for-sale at December 31, 2010 and 2009 consisted of the following, stated at fair value (in thousands):

	December 31, 2010	December 31, 2009
U.S. government securities	$90,850	$106,493
Taxable municipal bonds	7,241	2,604
Corporate notes	—	33,550
Total short-term investments available-for-sale	$98,091	$142,647

Maturity information was as follows for investments classified as available-for-sale at December 31, 2010 (in thousands):

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Within one year	$98,091	$ 13	$ (13)	$98,091
Greater than one year	—	—	—	—
Total	$98,091	$ 13	$ (13)	$98,091

At December 31, 2009, there were gross unrealized gains of $4,000 and gross unrealized losses of $84,000.

	December 31, 2010	December 31, 2009
	(in thousands)	
Property and equipment		
Computer equipment and data center	$ 11,791	$ 12,310
Purchased software	4,544	4,909
Internally developed software	3,952	4,873
Office equipment	1,612	1,613
Office furniture	533	481
Leasehold improvements and other	3,133	3,134
	25,565	27,320
Accumulated depreciation	(18,556)	(15,053)
	7,009	12,267
Capital projects in progress	461	48
	$ 7,470	$ 12,315

Included in computer equipment and data center was $1.6 million of assets acquired under capital lease. Accumulated depreciation related to assets acquired under capital lease was $1.4 million at December 31, 2010.

	December 31,	
	2010	2009
	(in thousands)	
Accrued expenses and other current liabilities		
Accrued distribution partner obligations	$17,241	$22,480
Salaries and related expenses	6,926	4,049
Business acquisition contingent liability	5,423	—
Accrued liabilities related to legal settlement	5,356	—
Deferred revenue	2,261	314
Other	1,826	470
Customer deposits	1,619	1,623
Accrued legal and other consulting expenses	893	3,667
Accrued rent	679	929
Deferred tax liability	308	—
Capital lease obligation	221	599
	$42,753	$34,131

	December 31,	
	2010	2009
	(in thousands)	
Long-term liabilities		
Unrecognized tax benefit	$955	$1,303
Capital lease obligation	—	211
	$955	$1,514

Note 4: Fair Value Measurements

The Company measures its investments at fair value under GAAP. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy of the Company's financial assets carried at fair value and measured on a recurring basis is as follows (in thousands):

		Fair value measurements at the reporting date using		
	December 31, 2010	Quoted prices in active markets using identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents	$100,029	$100,029	$—	$—
Available-for-sale securities	98,091	98,091	—	—
	$198,120	$198,120	$—	$—

In 2007, the auctions for certain auction rate securities ("***ARS***") and a type of ARS referred to as auction rate preferred securities ("***ARPS***") that the Company purchased for $40.4 million began to fail due to insufficient bids from buyers. When the ARS auctions began to fail, the Company initially determined their fair values by using discounted cash flow models. Because those models relied on various observable and unobservable inputs, those ARS and ARPS were classified in the Level 3 input category. The Company incorporated market information into its valuation models when a secondary market began to form.

There were no balances outstanding in financial assets measured on a recurring basis by using significant Level 2 or Level 3 inputs at December 31, 2010 or 2009 and there were no financial assets measured on a recurring basis by using significant Level 2 or Level 3 inputs during the year ended December 31, 2010. Changes in the fair values of financial assets measured on a recurring basis by using significant Level 3 inputs in the years ended December 31, 2009 and 2008 are as follows (in thousands):

	Financial assets using significant Level 3 inputs for determining fair value Years ended December 31, 2010, 2009, and 2008						
	ARS	ARPS	Total ARS and ARPS	Preferred shares	Equity investment	Warrants	Total
Balance at January 1, 2008	$20,905	$ 16,567	$ 37,472	$ —	$ 2,000	$ 188	$39,660
Other-than-temporary impairment	(9,689)	(14,643)	(24,332)	—	(2,000)	(188)	(26,520)
Temporary impairment	(1,279)	—	(1,279)	—	—	—	(1,279)
Temporary impairment reclassified to other-than-temporary	1,804	251	2,055	—	—	—	2,055
Replacement of ARPS with preferred shares	—	(365)	(365)	365	—	—	—
Balance at December 31, 2008	11,741	1,810	13,551	365	—	—	13,916
Other-than-temporary impairment	(4,391)	(960)	(5,351)	—	—	—	(5,351)
Proceeds from sales of financial assets	(7,942)	(560)	(8,502)	(700)	—	—	(9,202)
Gain (loss) on sales of financial assets	592	(290)	302	335	—	—	637
Balance at December 31, 2009	$ —	$ —	$ —	$ —	$ —	$ —	$ —

In the year ended December 31, 2009, the Company recorded an other-than-temporary impairment of its available-for-sale investments in loss on investments, net in the Operations Statement of $5.4 million and upon the subsequent sales of those investments, the Company recorded a gain of $637,000 in loss on investments, net. In the year ended December 31, 2008, the Company recorded an other-than-temporary impairment of its available-for-sale investments in loss on investments, net in the Operations Statement of $24.3 million, which included $776,000 of impairments previously classified as temporary.

The Company reviews the impairments of its available-for-sale investments and classifies the impairment of any individual available-for-sale investment as either temporary or other-than-temporary. The differentiating factors between temporary and other-than-temporary impairments are primarily the length of the time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Note 5: Stockholders' Equity

Stock Incentive Plans

The Company's stock incentive plans generally provide employees, officers, directors, independent contractors, and consultants of the Company an opportunity to purchase shares of stock by exercising nonqualified stock options (which are options that are not described in Section 422 of the Internal Revenue Code of 1986, as amended). The plans also provide for the sale or granting of stock to eligible individuals in connection with the performance of service for the Company. Finally, the plans authorize the grant of stock appreciation rights, either separately or in tandem with stock options, which entitle holders to cash compensation measured by appreciation in the value of the stock. The stock incentive plans are administered by the Compensation Committee of the Board of Directors, which is composed of non-employee directors. The Company issues new shares upon exercise of options and upon the vesting of restricted stock units ("***RSUs***").

1996 Plan: The Company primarily has one stock plan that was used for grants during 2010, 2009, and 2008. On December 5, 2006, the Company's Restated 1996 Flexible Stock Incentive Program (the "***1996 Plan***") was amended to permit grants of RSUs. RSUs and options granted under the 1996 Plan typically are scheduled to vest over three years or less, with 33 1/3% vesting one year from the date of grant and the remainder vesting ratably thereafter on a semi-annual basis. Options and RSUs granted in 2010, 2009, and 2008 under the 1996 Plan typically vest over a period of up to four years, with either 100%, 50%, 33 1/3%, or 25% vesting one year from the date of grant and the remainder vesting ratably thereafter on a semi-annual basis, and expire seven years from the date of grant. Options granted prior to 2008 under the 1996 Plan typically vest over four years, with 25% vesting one year from the date of grant and the remainder vesting ratably thereafter on a monthly, quarterly, or semi-annual basis, and expire seven or ten years from the date of grant. RSUs granted prior to 2008 did not have a typical vesting schedule. Through January 1, 2011, the number of shares available for grant pursuant to securities issued under the 1996 Plan increased annually on the first day of January by an amount equal to the lesser of (A) five percent of the Company's outstanding shares at the end of the Company's preceding fiscal year or (B) a lesser amount determined by the Board of Directors. The 1996 Plan limits the number of shares of common stock that may be granted to any one individual pursuant to stock options in any fiscal year of the Company to 800,000 shares, plus an additional 800,000 shares in connection with his or her initial employment with the Company, which initial grant does not count against the limit. If an option is surrendered or for any other reason ceases to be exercisable in whole or in part, the shares which were subject to the option but on that the option has not been exercised shall continue to be available under the 1996 Plan. If an RSU award is surrendered or for any other reason unused, in whole or in part, the shares that were subject to the award shall continue to be available under the 1996 Plan.

2001 Plan: In February 2001, the Company implemented its 2001 Nonstatutory Stock Option Plan (the "***2001 Plan***"), under which nonqualified stock options to purchase common stock or shares of restricted stock may be granted to employees. Under the 2001 Plan, 2.5 million shares of common stock are authorized for grant of options or issuance of restricted stock. Options granted subsequent to 2005 under the 2001 Plan expire seven years from the date of the grant and vest over three years, with 33% vesting one year from the date of grant and the remainder vesting ratably thereafter on a semi-annual basis. Options granted prior to 2006 under the 2001 Plan expire ten years from the date of the grant and vest over two years, with 50% vesting ratably on a monthly basis over the two-year period and the remaining 50% balance vesting at the end of the two-year period.

Plans and awards assumed through acquisition: In addition to the plans described above, the Company has assumed stock incentive plans and awards through acquisitions. The Company assumed the awards outstanding from the stock incentive plan of F-Four, LLC upon the acquisition of its membership interests by the Company on May 22, 2009. The majority of the plans assumed have expired; one plan has options outstanding although the plan has expired. In 2009, the Company assumed awards through an acquisition. Assumed options and RSUs vest over a three-year period, 33 1/3% one year from the date of grant and ratably thereafter on a semi-annual basis and expire seven years from the date of grant. There are no shares available for grant as of December 31, 2010 under any plan assumed through acquisition.

A summary of the general terms of options to purchase common stock and RSUs previously granted under these plans, including options outstanding and available for grant at December 31, 2010, is as follows:

	1996 Plan	2001 Plan	Switchboard Plan	F-Four
Requisite service period in years	4 or less	3 or less	4	3
Life in years	7 or 10	7 or 10	6	7
Options and RSUs outstanding at December 31, 2010	7,004,380	110,565	25,000	283,333
Options and RSUs available for grant at December 31, 2010	4,606,589	1,678,703	—	—

Options: Activity and pricing information regarding all options are summarized as follows:

	Options	Weighted average exercise price
Outstanding December 31, 2007	6,424,375	$ 27.73
Granted	1,170,000	10.36
Forfeited	(3,404,465)	32.62
Expired	(9,107)	18.43
Exercised	(3,365)	4.67
Outstanding December 31, 2008	4,177,438	19.02
Granted	3,035,200	7.62
Forfeited	(1,031,738)	16.77
Expired	(3,851)	104.92
Exercised	(1,070)	5.10
Outstanding December 31, 2009	6,175,979	13.74
Granted	1,755,600	9.74
Forfeited	(605,032)	11.41
Expired	(1,006,259)	20.32
Exercised	(274,495)	8.53
Outstanding December 31, 2010	6,045,793	$ 11.95
Options exercisable, December 31, 2010	4,237,755	$ 13.18
Options exercisable and expected to vest after December 31, 2010*	5,563,154	$ 12.21

* Options expected to vest reflect an estimated forfeiture rate.

All grants in 2010, 2009, and 2008 were made at an exercise price equal to the market price at the date of grant. Additional information regarding options outstanding for all plans as of December 31, 2010, is as follows:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (yrs.)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 5.10 – 6.99	307,972	0.6	$ 6.94	294,475	$ 6.95
$ 7.00 – 8.99	2,872,231	3.4	8.02	1,728,505	8.02
$ 9.00 – 10.99	1,386,000	3.0	9.86	1,108,835	9.69
$ 11.00 – 19.99	479,117	5.5	11.48	105,842	12.31
$ 20.00 – 33.99	803,258	2.1	24.55	802,883	24.55
$ 34.00 – 55.09	197,215	0.2	41.55	197,215	41.55
Total	6,045,793	3.0	11.95	4,237,755	13.18

Restricted stock units: Activity and weighted average grant date fair value information regarding all restricted stock unit grants are summarized as follows:

	Restricted stock	Weighted average grant date fair value
Outstanding December 31, 2007	700,499	$21.02
Granted	1,576,172	9.75
Forfeited	(406,282)	15.37
Vested	(597,884)	15.02
Outstanding December 31, 2008	1,272,505	11.68
Granted	1,253,920	7.30
Forfeited	(337,992)	10.52
Vested	(610,164)	11.66
Outstanding December 31, 2009	1,578,269	8.46
Granted	1,239,959	9.92
Forfeited	(374,288)	8.81
Vested	(1,066,455)	9.01
Outstanding December 31, 2010	1,377,485	$ 9.26
Expected to vest after December 31, 2010*	1,006,089	$ 9.26

* RSUs expected to vest reflect an estimated forfeiture rate.

Other Plans:

1998 Employee Stock Purchase Plan: The Company adopted the ESPP in August 1998. The ESPP is intended to qualify under Section 423 of the Code and permits eligible employees of the Company and its subsidiaries to purchase common stock through payroll deductions of up to 15% of their compensation. Under the ESPP, no employee may purchase common stock worth more than $25,000 in any calendar year, valued as of the first day of each offering period. In addition, owners of 5% or more of the Company's or one of its subsidiary's common stock may not participate in the ESPP. An aggregate of 1,360,000 shares of common stock are authorized for issuance under the ESPP. The ESPP was implemented with six-month offering periods that begin on each February 1 and August 1. The price of common stock purchased under the ESPP is the lesser of 85% of the fair market value on the first day of an offering period and 85% of the fair market value on the last day of an offering period. The ESPP does not have a fixed expiration date, but may be terminated by the Company's Board of Directors at any time. There were 53,596, 60,618, and 54,311 shares issued for the ESPP periods that ended in 2010, 2009, and 2008, respectively. During the year ended December 31, 2010, financing cash generated for the purchase of shares through the ESPP amounted to $350,000. The Company issues new shares upon purchase through the ESPP.

Dividend:

On November 14, 2007, the Company's Board of Directors declared a special cash distribution by means of a dividend on the Company's common stock of $9.00 per share. The special dividend was paid on January 8, 2008 with respect to all shares of common stock outstanding at the close of business on December 10, 2007. The total amount of the cash distribution was $299.3 million.

Note 6: Stock-based Compensation Expense

For the years ended December 31, 2010, 2009, and 2008, the Company recognized compensation expense related to stock options and RSUs of $14.8 million, $10.6 million, and $14.3 million, respectively. To estimate the compensation cost that was recognized for the years ended December 31, 2010, 2009, and 2008, the Company used the Black-Scholes-Merton option-pricing model with the following weighted-average assumptions for equity awards granted:

	Years ended December 31,		
	2010	2009	2008
Risk-free interest rate	0.44% - 1.94%	0.87% - 2.12%	2.02% - 2.85%
Expected dividend yield	0%	0%	0%
Expected volatility	48% - 53%	47% - 56%	28% - 56%
Expected life	3.1 years	3.2 years	2.8 years

The risk-free interest rate is based on the implied yield available on U.S. Treasury issues with an equivalent remaining term. The Company paid a special dividend in January 2008, and may pay special dividends in the future, but does not expect to pay recurring dividends. The expected volatility is based on historical volatility of the Company's stock for the related expected life of the option. The expected life of the equity award is based on historical experience.

As of December 31, 2010, total unrecognized stock-based compensation cost related to unvested stock options and unvested RSUs was $11.8 million. The balance at December 31, 2010 is expected to be recognized over a weighted average period of approximately 16 months. Total unrecognized stock-based compensation cost related to unvested stock options was $3.9 million, which is expected to be recognized over a weighted average period of approximately 14 months. Total unrecognized stock-based compensation cost related to unvested RSU grants was $7.9 million, which is expected to be recognized over a weighted average period of approximately 20 months.

The Company has included the following amounts for stock-based compensation cost, including the cost related to the ESPP, in the accompanying Operations Statement for the years ended December 31, 2010, 2009, and 2008 (amounts in thousands):

	Years ended December 31,		
	2010	2009	2008
Cost of services sales	$ 461	$ 535	$ 1,043
Engineering and technology	1,470	1,423	3,373
Sales and marketing	3,279	2,038	3,934
General and administrative	9,541	6,572	5,954
Total	$14,751	$10,568	$14,304

Financing cash flow generated by tax benefits from stock-based award activity in was $7.0 million in 2010 and no tax expense was recognized related to stock-based compensation. Excluded from the amounts recorded in the above categories of operating expense for the years ended December 31, 2010, 2009, and 2008 are the following amounts that were capitalized as part of internally developed software, amounts that were reclassified as discontinued operations, and amounts included in restructuring, resulting from options held by terminated employees (amounts in thousands):

	Years ended December 31,		
	2010	2009	2008
Internally developed software	$259	$270	$637
Discontinued operations	—	—	141
Restructuring	—	—	60
Total	$259	$270	$838

Stock-based compensation expense recognized during the years ended December 31, 2010, 2009, and 2008 is based on the grant date fair values estimated using the Black-Scholes-Merton option pricing model. The Company has historically disclosed and currently recognizes stock-based compensation expense over the vesting period for each separately vesting portion of a share-based award as if they were, in substance, individual share-based awards. The Company estimates forfeitures at the time of grant and revises those estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The weighted average fair value for options granted in the years ended December 31, 2010, 2009, and 2008 was $3.47, $2.77, and $3.31 per share, respectively. The Company issues new shares upon exercise of options to purchase common stock and vesting of RSUs.

The total intrinsic value of RSUs vested, options exercised, and shares purchased pursuant to the ESPP during the years ended December 31, 2010, 2009, and 2008 is supplemental information for the consolidated statements of cash flows and is presented below (amounts in thousands):

	Years ended December 31,		
	2010	2009	2008
RSUs vested	$10,097	$3,982	$4,986
Options exercised	$ 436	$ 4	$ 19
Shares purchased pursuant to ESPP	$ 107	$ 70	$ 77

Awards outstanding at December 31, 2010 have the following total intrinsic value and weighted average remaining contractual terms:

	Outstanding at December 31, 2010	Intrinsic value (in thousands)	Weighted average remaining contractual term (in years)
Options outstanding	6,045,793	$ 1,440	3.0
Options exercisable and outstanding	4,237,755	$ 880	1.8
Restricted stock units outstanding	1,377,485	$11,433	1.1

Options outstanding at December 31, 2010 and expected to vest in the future, based on the Company's estimate of its pre-vesting forfeiture rate, have an intrinsic value of $1.2 million and weighted average remaining contractual term of 2.7 years. RSUs expected to vest after December 31, 2010, based on the Company's estimate of its pre-vesting forfeiture rate, have an intrinsic value of $8.4 million and weighted average remaining contractual term of 1.0 years. Cash generated from the exercise of stock options amounted to $2.2 million for the year ended December 31, 2010.

Note 7: Commitments and Contingencies

The Company has noncancellable operating leases for its corporate facilities. The leases run through 2013. Rent expense under operating leases totaled $2.0 million, $1.1 million, and $1.3 million for the years ended December 31, 2010, 2009, and 2008, respectively.

The Company's capital lease commitments are included in the Company's consolidated balance sheets. The Company's contractual commitments are as follows for the years ending December 31 (in thousands):

	2011	2012	2013	2014 and thereafter	Total
Operating lease commitments	$2,023	$1,932	$383	$—	$4,338
Purchase commitments	2,279	1,026	493	—	3,798
Capital lease commitments (net of imputed interest and executory costs)	211	—	—	—	211
Total	$4,513	$2,958	$876	$—	$8,347

As of December 31, 2010, the Company has pledged $4.2 million as collateral for standby letters of credit and bank guaranties for certain of its property leases, which is included in other long-term assets.

Litigation

On September 14, 2010, the Company entered into a settlement agreement with plaintiffs, defendants, and certain third parties in the shareholder derivative action filed against current and former officers and directors of the Company, as well as nominal defendant InfoSpace, by Anne D. Manos on December 17, 2008, in the Superior Court of the State of Washington in and for King County ("***Court***"). That settlement agreement is further described in, and attached as an exhibit to, the Current Report on Form 8-K filed on September 17, 2010. On November 23, 2010, the Court granted approval of that settlement agreement, which became final with the passing of the appeal deadline on December 23, 2010. As the result of this settlement, InfoSpace received a gross amount of $26.65 million as consideration for the dismissal of all claims in the Derivative Action. This amount was provided to InfoSpace in the form of cash, forgone contractual obligations of InfoSpace, and surrendered securities. The net final value of this settlement was $19.0 million after fulfillment of the Company's obligation to pay certain fees and expenses for attorneys and others retained by InfoSpace, plaintiffs, and defendants. In addition, InfoSpace has agreed to undertake certain specified corporate governance reforms and to avoid, in connection with any future special stockholder dividends, certain actions that were the subject of the Derivative Action. The settlement did not involve any admission of wrongdoing or liability, and there was no adjudication of the merits of the underlying claims.

From time to time the Company is subject to various legal proceedings or claims that arise in the ordinary course of business. Although the Company cannot predict the outcome of these matters with certainty, the Company's management does not believe that the disposition of these ordinary course matters will have a material adverse effect on the Company's financial position, results of operations or cash flows.

Note 8: Income Taxes

Income tax expense from continuing operations consists of the following for the years ended December 31, 2010, 2009, and 2008 (in thousands):

	Years ended December 31,		
	2010	2009	2008
Current			
U.S. federal	$7,438	$(2,629)	$ 3,159
State	(258)	5	20
Foreign	12	(9)	86
Total current expense (benefit)	$7,192	$(2,633)	$ 3,265
Deferred			
U.S. federal	$ 218	$ 2,814	$(2,667)
Total deferred expense (benefit)	218	2,814	(2,667)
Income tax expense, net	$7,410	$ 181	$ 598

The income tax expense from continuing operations differs from the amount computed by applying the statutory federal income tax rate for the years ended December 31, 2010, 2009, and 2008 as follows (in thousands):

	Years ended December 31,		
	2010	2009	2008
Income tax expense (benefit) at federal statutory rate of 35%	$7,390	$ 2,654	$(5,557)
Foreign	12	(9)	86
State, net of federal benefit	201	3	13
Nondeductible compensation	—	11	436
Foreign exchange gain	(516)	—	—
Change in liabilities for uncertain tax positions	(566)	—	—
Increase (decrease) in beginning of year valuation allowance balance	788	(2,680)	5,352
Other	101	202	268
Income tax expense, net	$7,410	$ 181	$ 598

The income tax expense from continuing operations reflects an increase in the valuation allowance during the year ended December 31, 2010 of $788,000, while the consolidated balance sheets reflect a decrease in the valuation allowance of $6.0 million. The decrease in the valuation allowance on the consolidated balance sheets exceeded the change in the valuation allowance reflected in the income tax provision by $6.8 million. This difference is attributable to the release of the valuation allowance on the consolidated balance sheets for decreases in deferred tax assets which do not affect income tax expense. The Company released $6.7 million of the valuation allowance upon utilization of equity-based deferred tax assets used to reduce taxes payable. The Company also released $1.3 million of the valuation allowance for deferred tax assets from the settlements of compensation cost, where the compensation cost was in excess of the tax benefit. The Company recorded $531,000 of valuation allowance for the increase in the deferred tax assets arising from foreign operating losses and $420,000 of valuation allowance for the increase in the state income tax effect of the temporary differences.

The tax effect of temporary differences and net operating loss carryforwards from continuing operations that give rise to the Company's deferred tax assets and liabilities as of December 31, 2010 and 2009 are as follows (in thousands):

	December 31,	
	2010	2009
Deferred tax assets:		
Current	$ 1,106	$ 831
Non-current:		
Net operating loss carryforwards	284,888	293,655
Tax credit carryforwards	6,685	6,264
Depreciation and amortization	10,291	9,132
Stock-based compensation	8,542	7,966
Other, net	1,928	1,571
Total non-current tax assets	312,334	318,588
Total gross deferred tax assets	313,440	319,419
Valuation allowance	(313,132)	(319,140)
Deferred tax assets, net of valuation allowance	308	279
Deferred tax liabilities:		
Current	(308)	(279)
Non-current:		
Depreciation and amortization	(218)	—
Total non-current tax liabilities	(218)	—
Total gross deferred tax liabilities	(526)	(279)
Net deferred tax liabilities	$ (218)	$ —

At December 31, 2010 and 2009, the Company provided a valuation allowance against its net deferred tax assets for which significant uncertainty exists regarding the ultimate realization. The Company evaluates its deferred tax assets for future realization and reduces it by a valuation allowance to the extent that realization is not more likely than not. Many factors are considered when assessing the likelihood of future realization of deferred tax assets, including recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carryforward periods available for tax reporting purposes, trends in the industry and the current macroeconomic environment, and other relevant factors. At December 31, 2010 and 2009, the Company reassessed the realizability of its remaining net deferred tax assets and concluded that, based on available evidence, that realizability was not more likely than not. Accordingly, the Company provided a full valuation allowance on its net deferred tax assets. The net changes in the valuation allowance during the years ended December 31, 2010 and 2009 are shown below (in thousands):

	Valuation allowance	
	2010	2009
Balance at beginning of year	$319,140	$321,661
Net changes to deferred tax assets	(6,008)	(2,521)
Balance at end of year	$313,132	$319,140
Net change during the year	$ (6,008)	$ (2,521)

As of December 31, 2010, the Company's U.S. federal net operating loss carryforward for income tax purposes was $788.4 million, which relates to tax deductions for stock-based compensation. When the net operating loss carryforwards related to excess stock-based compensation are recognized, the income tax benefit of those losses is accounted for as a credit to stockholders' equity on the consolidated balance sheets rather than the Operations Statement.

If not utilized, the Company's federal net operating loss carryforwards will expire between 2020 and 2030. Additionally, changes in ownership, as defined by Section 382 of the Internal Revenue Code, may limit the amount of net operating loss carryforwards used in any one year.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for the years ended December 31, 2010, 2009, and 2008 are as follows (in thousands):

	Unrecognized tax benefits
Balance at January 1, 2008 and 2009	$18,830
Gross increases for tax positions of prior years	—
Gross decreases for tax positions of prior years	—
Gross increases for tax positions of current year	—
Gross decreases for tax positions of current year	—
Settlements	—
Lapse of statute of limitations	(566)
Balance at December 31, 2010	$18,264

Total amount of unrecognized tax benefits that would affect the Company's effective tax rate if recognized was $737,000 and $1.3 million as of December 31, 2010 and 2009, respectively. The remaining $17.5 million and $17.5 million as of December 31, 2010 and 2009, respectively, if recognized, would create a deferred tax asset subject to a valuation allowance. If the Company released the valuation allowance, the amount would affect the Company's effective tax rate. The Company and certain of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2007, although net operating loss carryforwards and tax credit carryforwards from any year are subject to examination and adjustment for at least three years following the year in which they are fully utilized. As of December 31, 2010, no significant adjustments have been proposed relative to the Company's tax positions.

The Company recognizes interest and penalties related to uncertain tax positions in interest expense and general and administrative expenses, respectively. During the year ended December 31, 2010, the Company reversed previously accrued interest expense related to the uncertain tax positions upon the expiration of the statute of limitations on assessments. The Company included the reversal of interest, net of accrued interest on other uncertain tax positions, in the amount of $159,000. During the year ended December 31, 2009, the Company accrued interest expense related to uncertain tax positions in the amount of $108,000. As of December 31, 2010 and 2009, the Company had $93,000 and $252,000 of accrued interest related to uncertain tax positions, respectively, which is included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets.

Note 9: Business Combinations

Presented below is information regarding the Company's business combinations during the years ended December 31, 2010, 2009, and 2008, including information about the allocation of the purchase price from these transactions.

Make The Web Better

On April 1, 2010, the Company purchased assets consisting of Web properties and licenses for content and technology from Make The Web Better, a search distribution partner and privately-held developer of online products used on social networking sites, for $13.0 million. The purchase was intended to increase profitability and increase the proportion of the search revenue generated through the Company's owned and operated properties. The purchase consideration included an initial cash payment of $8.0 million, with the remaining consideration payable in cash and contingent on future financial performance.

The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at their date of acquisition as follows (in thousands):

License for use of developed core technology	$ 235
Prepaid hosting services	115
Identifiable assets acquired	$ 350
Purchase price:	
Cash paid	$ 8,000
Contingent consideration	5,000
Purchase price	$13,000
Less identifiable assets acquired	(350)
Excess of purchase price over net assets acquired, allocated to goodwill	$12,650

The technology license and prepaid hosting services have estimated useful lives of 33 months and five months, respectively, with the license to be amortized proportionately over its life to the estimated total revenue to be generated through the acquired technology and the prepaid hosting services to be amortized over its life under the straight-line method. The Company expects that goodwill and any amount in excess of the original $5.0 million contingent consideration will be deductible for tax purposes.

Since the acquisition date, the Company has included in its consolidated results the financial results of the operation of its acquired Make The Web Better assets, which included $16.4 million of revenue and a contribution to Core segment income of $15.7 million. The financial performance of the operation of the Make The Web Better assets in the year ended December 31, 2010 was greater than was expected when the assets were acquired; as a consequence, the Company's estimate of the fair value of the related contingent consideration increased to $10.0 million and the Company recorded a charge of $5.0 million to other loss (income), net in the year ended December 31, 2010.

Mercantila

On May 10, 2010, the Company acquired certain assets from Mercantila, Inc., an online retail company. The acquisition was intended to diversify the Company's business model and expand its operations into the online retail industry. Since the acquisition date, the Company has included in its consolidated results the financial results of its acquired Mercantila, Inc. assets, which included $32.5 million of revenue and a contribution to E-Commerce loss of $4.8 million, which also comprise all of the results of the E-Commerce segment.

The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at their date of acquisition as follows (in thousands):

Tangible assets acquired	$ 2,234
Liabilities assumed	(8,231)
Identifiable net liabilities assumed	$ (5,997)
Fair value adjustments to intangible assets	
License for use of developed core technology	$ 893
Internet domain names	452
Customer relationships	39
Fair value of net liabilities assumed	$ (4,613)
Purchase price:	
Cash paid	$ 7,800
Plus identifiable net liabilities assumed	5,997
Less fair value of intangible assets acquired	(1,384)
Excess of purchase price over net assets acquired, allocated to goodwill	$12,413

The Company expects that goodwill will be deductible for tax purposes.

The customer relationships have estimated useful lives of 12 months and will be amortized over their lives under the straight-line method. The developed core technology has an estimated useful life of 24 months, after which the Company assumes that substantial modifications and enhancements would be required for the technology to remain competitive. The license will be amortized over its life proportionately to the estimated total revenue to be generated through the acquired technology. The Company has determined that the acquired Internet domain names have indefinite lives, and, therefore, these intangible assets will not be amortized to expense unless a determination is made in the future that the useful lives are definite.

Direct transaction costs of approximately $337,000 include estimated investment banking and legal fees directly related to the acquisition and the Company recorded a charge to general and administrative expenses in the year ended December 31, 2010.

As of December 31, 2010, substantially all costs for investment banking and legal fees have been paid.

Pro Forma Financial Information of Acquisitions

The unaudited financial information in the table below summarizes the combined results of operations of InfoSpace and of the assets acquired from Mercantila, Inc. on a pro forma basis, as though they had been combined as of the beginning of each period presented. This pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition occurred at the beginning of each period presented. The unaudited pro forma condensed combined statement of operations for the years ended December 31, 2010 and 2009 combines the historical results of operations of InfoSpace for the years ended December 31, 2010 and 2009 and the historical results of operations of the acquired Mercantila, Inc. assets for the period from January 1, 2010 to May 10, 2010 and for the year ended December 31, 2009.

Make The Web Better was InfoSpace's distribution partner for all periods presented below. The table below does not reflect such acquisition on a pro forma basis because combining Make The Web Better's historical results of operations with InfoSpace's results of operations on a pro forma basis would not materially change InfoSpace's historical results of operations.

The following amounts are in thousands, except per share data:

	Years ended December 31,	
	2010	2009
Revenue	$260,207	$239,602
Net income	$ 12,009	$ 3,488
Basic and diluted income per share	$ 0.33	$ 0.10

There were no business combinations in the years ended December 31, 2009 or 2008.

Note 10: Segment Information

In May 2010, the Company changed its operational structure upon the acquisition of certain assets from Mercantila, Inc. The Company's search services operations comprise its Core segment and the Company's operation of the online retail business comprises its E-Commerce segment. The Company's chief executive officer is its chief operating decision maker and reviews financial information presented on a disaggregated basis. This information is used for purposes of allocating resources and evaluating financial performance.

The Company presents revenue and cost of sales for each of the two segments. Core cost of sales primarily consists of revenue sharing arrangements with the Company's distribution partners and usage-based content fees. E-Commerce cost of sales primarily consists of the purchase price of products sold by the Company to its customers, drop-ship and other shipping charges, and payment processing fees for customer transactions.

The Company does not allocate stock-based compensation, depreciation, amortization of intangible assets, restructuring, other, net, loss on investments, net, other income, net, income tax expense, or results from discontinued operations to the reportable segments. The Company does not account for, and does not report to management, its assets or capital expenditures by segment other than goodwill and intangible assets for impairment analysis purposes.

Information on reportable segments currently presented to the Company's chief operating decision maker and a reconciliation to consolidated net income (loss) for the years ended December 31, 2010, 2009, and 2008 are presented below (in thousands):

	Years ended December 31,		
	2010	2009	2008
Core			
Revenue	$214,343	$207,646	$156,727
Cost of sales	119,880	126,531	75,969
Operating expenses	62,001	53,679	55,504
Core income	32,462	27,436	25,254
E-Commerce			
Revenue	32,492	—	—
Cost of sales	28,578	—	—
Operating expenses	8,734	—	—
E-Commerce loss	(4,820)	—	—
Total			
Total revenue	246,835	207,646	156,727
Total cost of sales	148,458	126,531	75,969
Total segment operating expenses	70,735	53,679	55,504
Total segment income, net	27,642	27,436	25,254
Corporate			
Stock-based compensation	14,751	10,568	14,304
Depreciation	6,635	7,141	7,335
Amortization of intangible assets	456	111	—
Restructuring	—	—	17
Other, net	—	—	(1,897)
Loss on investments, net	—	4,714	28,520
Other income, net	(15,313)	(2,682)	(7,149)
Income tax expense	7,410	181	598
Discontinued operations, net of tax	—	—	2,225
Net income (loss)	$ 13,703	$ 7,403	$ (18,699)

Geographic revenue information, as determined by the location of the customer, is presented below (in thousands):

	Years ended December 31,		
	2010	2009	2008
United States	$241,521	$204,750	$152,886
International	5,314	2,896	3,841
Total	$246,835	$207,646	$156,727

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2010 to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure, and that such information is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of the Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2010. Deloitte & Touche LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2010 and its report is included below.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the fourth quarter of 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
InfoSpace, Inc.
Bellevue, Washington

We have audited the internal control over financial reporting of InfoSpace, Inc. and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010, of the Company and our report dated March 11, 2011, expressed an unqualified opinion on those consolidated financial statements.

/s/ ***DELOITTE & TOUCHE LLP***

Seattle, Washington
March 11, 2011

ITEM 9B. Other Information

Not applicable.

PART III

As permitted by the rules of the Securities and Exchange Commission, we have omitted certain information from Part III of this Annual Report on Form 10-K. We intend to file a definitive Proxy Statement with the Securities and Exchange Commission relating to our annual meeting of stockholders not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and such information is incorporated by reference herein.

ITEM 10. Directors, Executive Officers and Corporate Governance

Certain information concerning our directors required by this Item is incorporated by reference to our Proxy Statement under the heading "Proposal One—Election of Directors."

Certain information regarding our executive officers is included in Part I, Item 1 of this report under the caption "Executive Officers of the Registrant" and is incorporated by reference into this Item.

Other information concerning our officers and directors required by this Item is incorporated by reference to our Proxy Statement under the heading "Information Regarding the Board of Directors" and "Beneficial Ownership."

ITEM 11. Executive Compensation

The information required by this Item is incorporated by reference to our Proxy Statement under the headings "Compensation Committee Report", "Compensation Committee Interlocks and Insider Participation", "Compensation Discussion and Analysis", and "Compensation of Named Executive Officers."

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference to our Proxy Statement under the headings "Beneficial Ownership" and "Equity Compensation Plans."

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference to our Proxy Statement under the headings "Information Regarding the Board of Directors" and "Audit Committee Report."

ITEM 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to our Proxy Statement under the headings "Audit Committee Report."

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

(a)

1. ***Consolidated Financial Statements***.

See Index to Consolidated Financial Statements at Item 8 on page 50 of this report.

2. ***Financial Statement Schedules***.

All financial statement schedules required by Item 15(a)(2) have been omitted because they are not applicable or the required information is presented in the Consolidated Financial Statements or Notes thereto.

3. ***Exhibits.***

The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this report.

(b) ***Exhibits***

See Item 15 (a) above.

(c) ***Financial Statements and Schedules.***

See Item 15 (a) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFOSPACE, INC.

By: /s/ WILLIAM J. RUCKELSHAUS
William J. Ruckelshaus
President and Acting Chief Executive Officer

Date: March 11, 2011

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David B. Binder and Alesia L. Pinney, jointly and severally, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities to execute any amendments to this Annual Report on Form 10-K, and to file the same, exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated and on the dates indicated.

Signature	Title	Date
/s/ WILLIAM J. RUCKELSHAUS **William J. Ruckelshaus**	President, Acting Chief Executive Officer, and Director (Principal Executive Officer)	March 11, 2011
/s/ DAVID B. BINDER **David B. Binder**	Chief Financial Officer and Treasurer (Principal Financial Officer)	March 11, 2011
/s/ ERIC M. EMANS **Eric M. Emans**	Chief Accounting Officer (Principal Accounting Officer)	March 11, 2011
/s/ JOHN E. CUNNINGHAM, IV **John E. Cunningham, IV**	Chairman and Director	March 11, 2011
/s/ JULES HAIMOVITZ **Jules Haimovitz**	Director	March 11, 2011
/s/ RICHARD D. HEARNEY **Richard D. Hearney**	Director	March 11, 2011
/s/ ELIZABETH J. HUEBNER **Elizabeth J. Huebner**	Director	March 11, 2011
/s/ LEWIS M. TAFFER **Lewis M. Taffer**	Director	March 11, 2011
James F. Voelker	Director	

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
3.1	Amended and Restated Certificate of Incorporation	10-K	March 27, 2003	3.1	
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation	8-K	June 5, 2009	3.1	
3.3	Restated Bylaws, as amended	8-K	November 20, 2007	3.2	
4.1	Form of Certificate of the Powers, Designations, Preferences and Rights of Series A Preferred Stock	S-1 (No. 333-86313), as amended	September 1, 1999	4.1	
4.2	Certificate of the Powers, Designations, Preferences and Rights of Series B Preferred Stock	S-1 (No. 333-58048), as amended	March 30, 2001	4.2	
4.3	Preferred Stock Rights Agreement, dated as of July 19, 2002, between the Company and Mellon Investor Services LLC, including the Form of Certificate of the Powers, Designations, Preferences and Rights of Series C Participating Preferred Stock, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively	8-K	July 24, 2002	4.4	
10.1*	1998 Employee Stock Purchase Plan	S-1 (No. 333-62323), as amended	August 27, 1998	10.3	
10.2*	InfoSpace, Inc. Restated 1996 Flexible Stock Incentive Plan	8-K	December 11, 2006	10.1	
10.3*	Form of InfoSpace, Inc. Restated 1996 Flexible Stock Incentive Plan Nonqualified Stock Option Letter Agreement for Nonemployee Directors	S-8 (No. 333-169691)	September 30, 2010	4.5	
10.4*	Form of InfoSpace, Inc. Restated 1996 Flexible Stock Incentive Plan Nonqualified Stock Option Letter Agreement for Vice Presidents and Above	S-8 (No. 333-169691)	September 30, 2010	4.6	
10.5*	Form of InfoSpace, Inc. Restated 1996 Flexible Stock Incentive Plan Notice of Grant of Restricted Stock Units and Restricted Stock Unit Agreement for Nonemployee Directors	S-8 (No. 333-169691)	September 30, 2010	4.8	
10.6*	Form of InfoSpace, Inc. Restated 1996 Flexible Stock Incentive Plan Notice of Grant of Restricted Stock Units and Restricted Stock Unit Agreement for Vice Presidents and Above	S-8 (No. 333-169691)	September 30, 2010	4.9	

Exhibit Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
10.7*	InfoSpace, Inc. Amended and Restated 2001 Nonstatutory Stock Option Plan	10-Q	August 9, 2007	10.6	
10.8*	Form of Amended and Restated 2001 Nonstatutory Stock Option Plan Notice of Grant of Restricted Stock Units and Restricted Stock Unit Agreement	10-Q	August 9, 2007	10.33	
10.9*	InfoSpace, Inc. Switchboard Incorporated Stock Incentive Plan	S-8 (333-116641)	June 18, 2004	4.1	
10.10	Office Lease Agreement, dated March 10, 2000, between InfoSpace, Inc. and Three Bellevue Center, LLC for office space located at 601 108th Avenue N.E., Bellevue, Washington	10-K	March 30, 2000	10.17	
10.11	Sixth Amendment to Office Lease Agreement dated September 26, 2005, between InfoSpace, Inc. and Three Bellevue Center LLC	8-K	September 29, 2005	10.28	
10.12	Ninth Amendment to Office Lease Agreement effective as of December 21, 2007, between InfoSpace, Inc. and WA—Three Bellevue Center, LLC	8-K	January 4, 2008	10.1	
10.13	Eleventh Amendment to Office Lease Agreement, effective as of April 23, 2009, between InfoSpace, Inc. and WA—Three Bellevue Center, LLC	10-K	February 26, 2010	10.15	
10.14	Form of Indemnification Agreement between the registrant and each of its directors and executive officers	10-K	February 26, 2010	10.18	
10.15*	2009 InfoSpace Executive Bonus Plan	8-K	May 15, 2009	10.1	
10.16*	2010 InfoSpace Executive Bonus Plan	8-K	March 23, 2010	10.1	
10.17*	Employment Agreement effective as of October 7, 2008 between InfoSpace, Inc. and Michael J. Glover	10-Q	November 10, 2008	10.1	
10.18*	Employment Agreement, amended and restated effective as of October 28, 2008, between InfoSpace, Inc. and David B. Binder	10-Q	November 10, 2008	10.3	

Exhibit Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
10.19*	Employment Agreement, amended and restated effective as of October 28, 2008, between InfoSpace, Inc. and Eric M. Emans	10-Q	November 10, 2008	10.4	
10.20*	Amended and Restated Employment Agreement, amended and restated as of November 4, 2008, between InfoSpace, Inc. and James F. Voelker	10-Q	November 10, 2008	10.8	
10.21*	Employment Agreement effective as of February 2, 2009 between InfoSpace, Inc. and William J. Lansing	8-K	February 5, 2009	10.1	
10.22*	Separation Agreement and General Release of All Claims, dated November 11, 2010	8-K	November 12, 2010	10.1	
10.23*	Employment Agreement, effective as of July 20, 2009 between InfoSpace, Inc. and Alesia L. Pinney	10-Q	August 6, 2009	10.2	
10.24*	Employment Agreement, effective as of November 11, 2010 between InfoSpace, Inc. and William J. Ruckelshaus				X
10.25†	Google Services Agreement and Order Form by and between Google Inc. and InfoSpace Sales LLC dated October 1, 2005	10-K	March 2, 2009	10.36	
10.26†	Amended and Restated Google Services Agreement by and between Google Inc. and InfoSpace Sales LLC dated October 1, 2005	10-K	March 2, 2009	10.37	
10.27†	Amendment Number One to Amended and Restated Google Inc. Services Agreement and Order Form dated November 6, 2006 by and between Google Inc. and InfoSpace Sales LLC	10-K	March 2, 2009	10.38	
10.28†	Amendment Number Two to Amended and Restated Google Inc. Services Agreement and Order Form dated February 1, 2008 by and between Google Inc. and InfoSpace Sales LLC	10-K	March 2, 2009	10.39	
10.29†	Amendment Number Four to Amended and Restated Google Inc. Services Agreement and Order Form dated December 1, 2008 by and between Google Inc. and InfoSpace Sales LLC	10-K	March 2, 2009	10.40	
10.30†	Amendment Number Five to Amended and Restated Google Inc. Services Agreement and Order Form dated February 1, 2010 by and between Google Inc. and InfoSpace Sales LLC	10-Q	May 6, 2010	10.4	

Exhibit Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
10.31†	Amendment Number Six to Amended and Restated Google Inc. Services Agreement and Order Form dated August 1, 2010 by and between Google Inc. and InfoSpace Sales LLC	10-Q	November 5, 2010	10.1	
10.32†	Yahoo! Search Marketing—Yahoo! Publisher Network Service Order #1-9935871, dated November 26, 2007, by and among Overture Services, Inc., Overture Search Services (Ireland) Limited, InfoSpace Sales LLC, InfoSpace Europe Limited and InfoSpace, Inc. (as guarantor)	10-K	March 2, 2009	10.41	
10.33†	Amendment #1 to Yahoo! Search Marketing—Yahoo! Publisher Network Service Order #1-9935871, dated January 31, 2008, by and among Overture Services, Inc., Overture Search Services (Ireland) Limited, InfoSpace Sales LLC, InfoSpace Europe Limited and InfoSpace, Inc. (as guarantor)	10-K	March 2, 2009	10.42	
10.34†	Amendment #2 to Yahoo! Search Marketing—Yahoo! Publisher Network Service Order #1-9935871, dated November 1, 2008 by and among Yahoo! Inc. (as successor-in-interest to Overture Services, Inc.), Overture Search Services (Ireland) Limited, InfoSpace Sales LLC, InfoSpace Europe Limited and InfoSpace, Inc. (as guarantor)	10-K	March 2, 2009	10.43	
10.35	Settlement Agreement dated September 14, 2010	8-K	September 17, 2010	99.1	
14.1	InfoSpace, Inc. Code of Business Conduct and Ethics, as amended on November 3, 2010	10-Q	November 5, 2010	14.1	
21.1	Subsidiaries of the registrant				X
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm				X
24.1	Power of Attorney (contained on the signature page hereto)				X
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X

Exhibit Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
32.1	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
32.2	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X

* Indicates a management contract or compensatory plan or arrangement.

† Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Annual Report on Form 10-K and submitted separately to the Securities and Exchange Commission.



INFOSPACE, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To be held on June 8, 2011

TO THE STOCKHOLDERS:

Notice is hereby given that the annual meeting of stockholders of InfoSpace, Inc., a Delaware corporation, will be held on June 8, 2011, at 2:00 p.m., local time, at the principal executive offices of InfoSpace, Inc., located at 601 108th Avenue NE, Suite 1200, Bellevue, Washington 98004, for the following purposes:

1. To elect the two Class III directors nominated by the Board of Directors of the Company to serve for their ensuing class term and until their successors are duly elected;
2. To ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm for InfoSpace for 2011;
3. To conduct an advisory vote on the approval of the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement;
4. To conduct an advisory vote on the frequency of future advisory votes on the approval of the compensation of the Company's Named Executive Officers; and
5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this notice.

The Board of Directors has fixed the close of business on April 11, 2011, as the record date for the determination of stockholders entitled to notice of this meeting and the right to vote.

All stockholders are cordially invited to attend the meeting in person. However, to save us the expense of additional solicitation, you are urged to vote online, by telephone, or by signing, dating, and returning the enclosed proxy card or voting instruction card as promptly as possible. For specific instructions regarding voting online, by telephone, or by mail, please see the enclosed proxy card or voting instruction card. Any stockholder attending the meeting may vote in person even if the stockholder has previously returned a proxy. Please see "Information Concerning Proxy Solicitation and Voting – Questions and Answers" in the Proxy Statement for more details on voting in person at the meeting.

By Order of the Board of Directors,

Alesia Pinney
General Counsel and Secretary

Bellevue, Washington
May 2, 2011

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING, PLEASE VOTE ONLINE, BY TELEPHONE, OR SIGN, DATE, AND RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED ENVELOPE OR VOTE IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH ON THE ENCLOSED VOTING INSTRUCTION CARD.

INFORMATION CONCERNING PROXY SOLICITATION AND VOTING 1
PROPOSAL ONE – ELECTION OF DIRECTORS 6
INFORMATION REGARDING THE BOARD OF DIRECTORS AND COMMITTEES 7
Director Nominees 7
Continuing Directors 8
Board of Directors and Committee Information 10
Director Nomination Process 14
Director Compensation 16
BENEFICIAL OWNERSHIP 18
Section 16(a) Beneficial Ownership Reporting Compliance 18
Security Ownership of Certain Beneficial Owners and Management 19
Ownership Limitation 20
AUDIT COMMITTEE REPORT 22
Fees Paid to Independent Registered Public Accounting Firm for 2010 and 2009 23
Transactions with Related Persons 24
COMPENSATION COMMITTEE REPORT 26
Compensation Committee Interlocks and Insider Participation 26
COMPENSATION DISCUSSION AND ANALYSIS 27
COMPENSATION OF NAMED EXECUTIVE OFFICERS 41
Summary Compensation Table 41
Grants of Plan-Based Awards in 2010 43
Outstanding Equity Awards at December 31, 2010 44
Option Exercises and Stock Vested in 2010 45
Potential Payments Upon Termination of Employment 45
EQUITY COMPENSATION PLANS 51
PROPOSAL TWO – APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 52
PROPOSAL THREE – ADVISORY VOTE ON EXECUTIVE COMPENSATION 53
PROPOSAL FOUR – FREQUENCY OF FUTURE VOTES ON EXECUTIVE COMPENSATION 54
TRANSACTION OF OTHER BUSINESS 54
DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS 54
ANNUAL REPORT TO STOCKHOLDERS 55

INFOSPACE, INC.

PROXY STATEMENT FOR
2011 ANNUAL MEETING OF STOCKHOLDERS

INFORMATION CONCERNING PROXY SOLICITATION AND VOTING

Our Board of Directors is soliciting proxies for the 2011 annual meeting of stockholders and any adjournment or postponement of such meeting. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

The annual meeting will be held on June 8, 2011, at 2:00 p.m., local time, at our principal executive offices, located at 601 108th Avenue NE, Suite 1200, Bellevue, Washington 98004. All proxies are solicited for the purposes set forth herein and in the notice of annual meeting of stockholders that accompanies this Proxy Statement. Voting materials, which include the Proxy Statement, form of proxy, and Annual Report on Form 10-K for the year ended December 31, 2010, will be sent or otherwise distributed to stockholders of record on or about May 2, 2011.

Important Notice Regarding the Availability of Proxy Materials for Stockholders Meeting to be Held on June 8, 2011

This Proxy Statement and the Annual Report on Form 10-K for the year ended December 31, 2010 are also available at www.proxyvote.com.

Stockholders of record (defined below) and beneficial owners may access the form of proxy on the Internet by following the instructions on the proxy card or voting instruction card. Please note that you will not be required to provide any personal information, other than the identification number provided on the proxy card or voting instruction card, to execute a proxy.

This solicitation of proxies is made on behalf of InfoSpace, and we will pay for all related costs. In addition, we will reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of our directors, officers, and regular employees, without additional compensation, personally or by telephone.

We do not expect any matters not listed in the Proxy Statement to come before the annual meeting. For stockholders of record, if any other matter is presented, your signed proxy card or submission of your proxy by telephone or via the Internet gives the individuals named as proxy holders the authority to vote your shares to the extent authorized by Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"). If any other matters come before the meeting, it is the intention of the persons named in the accompanying proxy card to vote the shares they represent as the Board of Directors may recommend.

Important Note Regarding Discretionary Voting by Brokers

If you hold your shares in a brokerage or bank account in your broker's or bank's name (this is called *"Street Name"*), it is critical that you cast your vote if you want it to count in the election of directors (Proposal One), in the advisory vote on the approval of the compensation of the officers discussed in the "Compensation Discussion and Analysis" and "Compensation of Named Executive Officers" sections below (the "*Named Executive Officers*") (Proposal Three), or in the advisory vote on the frequency of future advisory votes on the approval of the compensation of the Company's Named Executive Officers (Proposal Four). Due to regulatory changes in recent years, **no votes will be cast on your behalf** in the election of directors, on the approval of named executive officer compensation, or on the frequency of future named executive officer compensation votes if you hold your shares in Street Name and you do not instruct your bank or broker how to vote. In such a case, your shares will be considered "broker non-votes" with regard to such proposals because the broker or bank will not have discretionary authority to vote such shares.

Your broker or bank will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment of the Company's independent registered public accounting firm (Proposal Two).

Questions and Answers

Q: Who is entitled to vote?

A: All stockholders who owned InfoSpace common stock at the close of business on the record date of April 11, 2011, are entitled to receive notice of the annual meeting and to vote the shares they own as of the record date. Each stockholder is entitled to one vote for each share of common stock held on all matters properly brought before the meeting to be voted on.

36,835,133 shares of our common stock were outstanding and entitled to vote on April 11, 2011. Shares of our common stock were held of record by 753 stockholders on the record date. If your shares are registered directly in your name with the Company's transfer agent, BNY Mellon Shareowner Services, you are considered the stockholder of record with respect to those shares. The number of holders of record does not include beneficial owners of our common stock who hold their shares through brokers, banks, or other holders of record.

Q: How many votes do you need at the meeting to transact business?

A: A majority of InfoSpace's outstanding shares as of the record date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. Shares that are voted on any matter or voted "abstain", as well as broker non-votes (defined below), will be considered present at the meeting for purposes of establishing a quorum.

Your shares are counted as present at the meeting if you are present and vote in person at the meeting, or if you have properly submitted a proxy card or voting instruction card, or voted by telephone or via the Internet.

Q: What proposals will be voted on at the meeting?

A: There are four proposals scheduled to be voted on at the meeting:

Proposal One: Election of the two Class III directors nominated by the Board of Directors of the Company to serve for their ensuing class term and until their successors are duly elected;

Proposal Two: Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2011;

Proposal Three: Approval, on an advisory basis, of the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement; and

Proposal Four: Approval, on an advisory basis, of the frequency of future advisory stockholder votes on the compensation of the Company's Named Executive Officers.

Q: What are InfoSpace's voting recommendations?

A: Our Board of Directors recommends that you vote your shares *"FOR"* each nominee to the Board of Directors listed in this Proxy Statement, *"FOR"* the ratification of Deloitte & Touche LLP as InfoSpace's independent registered public accounting firm, *"FOR"* the approval of the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement, and a frequency of *"EVERY ONE YEAR"* for future advisory stockholder votes on the compensation of the Company's Named Executive Officers.

Q: What is the voting requirement to approve each of the proposals?

A: For the election of directors, the two Class III nominees of the Board of Directors of the Company who receive the greatest number of votes from shares present and entitled to vote at the meeting will be elected. Withheld votes and broker non-votes will have no effect on the outcome of the vote.

The proposed ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm requires the affirmative *"FOR"* vote of a majority of the shares cast at the meeting and entitled to vote with respect to such proposal in order for it to be approved. Abstentions will have no effect on the outcome of the vote. Although stockholder approval of such appointment is not required by law and is not binding on the Company, the Audit Committee will take your vote on this proposal into consideration when appointing our independent registered public accounting firm in the future. Even if you ratify the appointment of Deloitte & Touche LLP, the Audit Committee may in its sole discretion terminate such engagement and direct the appointment of another independent registered public accounting firm at any time during the year, although it has no current intention to do so.

The approval, on an advisory basis, of the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement, requires the affirmative *"FOR"* vote of a majority of the shares cast at the meeting and entitled to vote with respect to such proposal in order for it to be approved. Abstentions and broker non-votes will have no effect on the outcome of the vote. Although stockholder approval of compensation is not binding on the Company, the Board of Directors and the Compensation Committee expect to consider the outcome of the vote when considering future executive compensation decisions to the extent they can determine the cause or causes of any significant negative voting results.

For the advisory vote on the frequency of future advisory votes on the approval of the compensation of the Company's Named Executive Officers, the frequency approved by the stockholders will be the choice *(i.e., "EVERY ONE YEAR," "EVERY TWO YEARS," or "EVERY THREE YEARS")* that receives the greatest number of votes. Abstentions and broker non-votes will have no effect on the outcome of the vote. Although the frequency approved by the stockholders is not binding on the Company, the Board and the Compensation Committee expect to consider the outcome of the vote when considering the frequency of future advisory votes on Named Executive Officer compensation.

Q: What if I do not vote for some of the items listed on my proxy card or voting instruction card?

A: In the election of the directors (Proposal One), you may vote *"FOR"* each of the nominees or your vote may be *"WITHHELD"* with respect to any nominee. You may vote *"FOR," "AGAINST,"* or *"ABSTAIN"* on the ratification of the appointment of Deloitte & Touche LLP as InfoSpace's independent registered public accounting firm. You may vote *"FOR," "AGAINST,"* or *"ABSTAIN"* on the approval of the compensation of the Company's Named Executive Officers. You may vote *"EVERY ONE YEAR," "EVERY TWO YEARS," "EVERY THREE YEARS,"* or *"ABSTAIN"* on the frequency of future advisory votes on the approval of the compensation of the Company's Named Executive Officers. If you provide specific voting instructions, your shares will be voted as you have instructed.

If you are a stockholder of record, execute the proxy card, and do not provide voting instructions on certain matters, your shares will be voted in accordance with the Board's recommendations. If you hold your shares in street name and do not provide voting instructions, no vote will be recorded for you in the election of directors (Proposal One), in the advisory vote on the approval of the compensation of the Company's Named Executive Officers (Proposal Three), or in the advisory vote on the frequency of future advisory votes on the approval of the compensation of the Company's Named Executive Officers (Proposal Four).

Q: How may I vote my shares in person at the meeting?

A: Shares held directly in your name as the stockholder of record may be voted in person at the meeting. If you hold your shares through a bank, broker, or other holder of record, and you wish to vote at the meeting, you must present a legal proxy from your broker or other holder of record in order to vote at the meeting. If you choose to attend the meeting, please bring proof of identification for entrance to the meeting. If you hold your shares through a bank, broker, or other holder of record, please also bring your proof of ownership, such as a brokerage statement. Even if you currently plan to attend the annual meeting, we recommend that you submit your proxy card or voting instruction card as described above so that your vote will be counted if you later decide not to attend the meeting.

Q: How can I vote my shares without attending the meeting?

A: Whether you hold shares directly as a stockholder of record or beneficially through a broker, bank, or other nominee, you may vote without attending the meeting. You may vote by granting a proxy or, for shares held through a broker, bank, or other nominee, by submitting voting instructions to your broker, bank, or other nominee. In most cases, you will be able to do this by telephone, via the Internet, or by mail. For stockholders of record, please refer to the summary instructions included on your proxy card. For shares held through a broker, bank, or other nominee, please refer to the voting instruction card that will be provided by your broker, bank, or other nominee.

If your shares are registered under different names, or if they are in more than one account, you may receive more than one proxy card or voting instruction card. Please follow the instructions on each proxy card or voting instruction card to ensure that all of your shares are represented at the meeting. Please sign each proxy card exactly as your name or names appear on the proxy card. For joint accounts, each owner should sign the proxy card. When signing as executor, administrator, attorney, trustee, or guardian, etc., please print your full title on the proxy card.

BY TELEPHONE OR THE INTERNET – If you have telephone or Internet access, you may submit your vote by following the instructions on the proxy card or voting instruction card.

BY MAIL – You may submit your proxy by mail by signing your proxy card or, for shares held through a broker, bank, or other nominee, by following the voting instruction card included by your broker, bank, or other nominee and mailing it in the enclosed, postage-paid envelope.

Q: How can I change my vote?

A: You may change your vote at any time before the final vote at the meeting.

If you are a stockholder of record, you may change your vote by signing and submitting a new proxy card with a later date, voting by telephone or via the Internet as instructed above (only your latest telephone or Internet proxy is counted), or by attending the meeting and voting in person (as described above). Attending the meeting will not revoke your proxy unless you specifically request it.

If you hold your shares through a broker, bank, or other nominee, you should contact your broker, bank, or other nominee prior to the time such voting instructions are exercised.

Q: Where can I find the voting results of the meeting?

A: The preliminary voting results will be announced at the meeting. The final results will be published in a Current Report on Form 8-K within four business days of the end of the meeting, which will be filed with the Securities and Exchange Commission and will also be available at www.infospaceinc.com. If final results are not available within four business days of the end of the meeting, preliminary results will be published in a Current Report on Form 8-K at that time, and the final results will be published in an amended Current Report on Form 8-K/A when they are available.

Q: Is a list of registered stockholders available?

A: The Company's list of stockholders as of April 11, 2011, will be available for inspection for 10 days prior to the 2011 annual meeting and at the annual meeting for any purpose reasonably relevant to the meeting. If you want to inspect the stockholder list, please call the office of the General Counsel at (425) 201-6100 to schedule an appointment.

"Householding" of Proxy Materials

We have adopted a procedure approved by the U.S. Securities and Exchange Commission called "householding." Under this procedure, stockholders of record who have the same address and last name and who do not participate in electronic delivery of proxy materials will receive only one set of our proxy materials, unless one or more of these stockholders notifies us that they wish to continue receiving individual copies. We believe this will provide greater convenience for our stockholders, as well as cost savings for us by reducing the number of duplicate documents that are mailed.

Stockholders who participate in householding will continue to receive separate proxy cards. Householding will not in any way affect your rights as a stockholder.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of our proxy materials, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of each of these documents for your household, please contact Broadridge, either by calling toll-free (800) 542-1061, or by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

If you participate in householding and wish to receive a separate copy of our Annual Report on Form 10-K for the year ended December 31, 2010, or this Proxy Statement, or if you do not wish to participate in householding and prefer to receive separate copies of these documents in the future, please contact Broadridge as indicated above.

Beneficial stockholders can request information about householding from their banks, brokers, or other holders of record.

PROPOSAL ONE

ELECTION OF DIRECTORS

General

The Board of Directors has set the size of the Board at nine members, with three members in each class serving staggered three-year terms. A director serves in office until his or her respective successor is duly elected and qualified unless the director resigns or by reason of death or other cause is unable to serve in the capacity of director. There are currently eight members, with two members in Class III, leaving one vacancy. The Board is currently in the process of seeking a stockholder nominee to fill this vacancy, in accordance with procedures set forth in the Director Nomination Policy and Corporate Governance Guidelines, which are available on our corporate website at www.infospaceinc.com. If a director resigns before the end of his or her term, the Board of Directors may appoint a director to fill the remainder of that term or leave the position vacant. Stockholder election of directors may only take place at the annual meeting at which the three-year term of that director would expire or at a special meeting of stockholders called for such purpose.

Nominees for Directors

Two Class III directors are to be elected at the annual meeting for three-year terms ending in 2014. The Board of Directors has nominated Jules Haimovitz and Elizabeth J. Huebner for re-election as Class III directors. The Board of Directors has affirmatively determined that Mr. Haimovitz and Ms. Huebner are independent directors as defined in the NASDAQ rules. For further information on the director nominees, see "Information Regarding the Board of Directors and Committees" below. For further information on the process of director nominations and criteria for selection of director nominees, see "Director Nomination Process" below.

Unless otherwise instructed, the proxy holders will vote the proxies received by them "*FOR*" the two nominees listed in this Proxy Statement. Each of the director nominees have consented to be named in this Proxy Statement and agreed to continue to serve as a director if elected by stockholders. In the event that any of these nominees to the Board of Directors is unable or declines to serve as a director at the time of the annual meeting, the proxies will be voted for a nominee who may be designated by the present Board of Directors to fill the vacancy. It is not expected that any of the nominees will be unable or will decline to serve as a director. Alternatively, the Board of Directors may reduce the size of the Board of Directors or maintain such vacancy.

Required Vote; Election of Directors

If a quorum is present, the two Class III nominees receiving the highest number of votes will be elected to the Board of Directors. Votes withheld from any nominee and broker non-votes will be counted for purposes of determining the presence or absence of a quorum, but will not otherwise have an effect on the outcome of the vote. Proxies cannot be voted for a greater number of persons than the number of nominees named in this proxy statement and on the proxy card or the voting instruction card.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES NAMED HEREIN

INFORMATION REGARDING THE BOARD OF DIRECTORS AND COMMITTEES

The "Director Nominees" and "Continuing Directors" sections below set forth the business experience during at least the past five years for each nominee and each of the directors whose term of office will continue after the 2011 annual meeting of stockholders. In addition, these sections include a brief discussion of the specific experience, qualifications, attributes, and skills that led to the conclusion that each of the directors and nominees should continue to serve on the Board of Directors at this time. The Board of Directors nominates candidates for election after receiving recommendations from the Nominating and Governance Committee, which bases its recommendations on the criteria set forth in our Director Nomination Policy, as described below under "Director Nomination Process." The Board of Directors believes that the directors and nominees have an appropriate balance of knowledge, experience, attributes, skills, and expertise as a whole to ensure the Board of Directors appropriately satisfies its oversight responsibilities and acts in the best interests of stockholders.

Director Nominees

Class III – Terms expiring in 2011

The names of our Class III directors, whose terms expire in 2011, and certain information about them are set forth below:

Name of Director	Age	Positions with InfoSpace	Director Since
Jules Haimovitz	60	Director	2005
Elizabeth J. Huebner	53	Director	2009

Jules Haimovitz has served as a director of InfoSpace since October 2005. Since July 2007, he has served as President of Haimovitz Consulting, a media consulting firm. From July 2002 to July 2007, Mr. Haimovitz served as Vice Chairman and Managing Partner of Dick Clark Productions, Inc., a producer of programming for television, cable networks, and syndicators. From June 1999 to July 2004, Mr. Haimovitz served in various capacities at Metro Goldwyn Mayer Inc., including President of MGM Networks Inc., Executive Consultant to the CEO, and Chair of the Library Task Force. Mr. Haimovitz's career has also included experience as a director and CEO of VJN, Inc., executive and director at Spelling Entertainment, Inc., executive at King World Productions and Viacom, Inc., and director of Orion Pictures Corporation and Onstage Entertainment. Mr. Haimovitz served as a director of Imclone, Inc. from May 2007 to November 2008 when the company was acquired. As a director of Imclone, Mr. Haimovitz served as Chair of the Audit Committee and Chair of the special committee formed to oversee the sale of Imclone. Mr. Haimovitz is currently a director of Blockbuster, Inc., where he has served since May 2006.

Relevant Qualifications and Experience: Mr. Haimovitz has a strong background in the management of publicly traded companies, both as an executive and director. He also has extensive experience in mergers and acquisitions of both public and private companies. In addition, the Board of Directors has determined that he is qualified as an "Audit Committee Financial Expert" under the SEC's rules, and that expertise assists the Board in complying with its Audit Committee membership requirements and also enables him to provide significant insight on public accounting and financial statement matters. The Board believes that Mr. Haimovitz's extensive management and board experience, knowledge of and experience with mergers and acquisitions, and financial expertise provides insight and guidance that assists the Board in its oversight and strategy obligations.

Elizabeth J. Huebner has served as a director of InfoSpace since May 2009. Ms. Huebner retired from a 26-year career in the finance sector in 2006. Prior to retiring, Ms. Huebner was Chief Financial Officer from 2000 to 2006 at Getty Images, Inc., a provider of visual content and rights services. Prior to her service as Chief Financial Officer of Getty Images, Ms. Huebner was Chief Financial Officer of Primus Knowledge Solutions, Inc.

Relevant Qualifications and Experience: Ms. Huebner has significant experience as an executive in the technology industry, and a very strong background in finance. The Board of Directors has determined that she is qualified as an "Audit Committee Financial Expert" under the SEC's rules, and that expertise assists the Board in complying with its Audit Committee membership requirements and also enables her to provide significant insight on public accounting and financial statement matters. The Board believes that Ms. Huebner's experience in management and finance provides insight and guidance that assists the Board in its oversight, financial review, and risk management obligations.

Continuing Directors

Class I – Terms expiring in 2012

The names of our Class I directors, whose terms expire in 2012, and certain information about them are set forth below:

Name of Director	Age	Positions with InfoSpace	Director Since
John E. Cunningham, IV	53	Chairman	1998
Lewis M. Taffer	63	Director	2001
William J. Ruckelshaus	46	President and Chief Executive Officer	2007

John E. Cunningham, IV has served as a director of InfoSpace since July 1998 and as the Chairman of the Board of Directors since January 1, 2011. Mr. Cunningham also served as Lead Independent Director of InfoSpace from February 2010 through December 31, 2010. Mr. Cunningham has been a general partner of Clear Fir Partners, L.P., a venture capital investment partnership, since February 1998. Previously, he served as Chief Executive Officer of RealCom Office Communications Inc., a national telecom services company. From July 2006 to June 2008, he served as a board member of Citel Technologies, Inc., a telecommunications company, and also served as its non-executive Chairman from January 2004 to July 2006. Currently, Mr. Cunningham serves as a board member of Audience Science, Inc. and as an advisor to Petra Growth Fund II and to Qliance, Inc.

Relevant Qualifications and Experience: Mr. Cunningham has extensive experience in, and a significant knowledge of, the technology industry from his work with various technology companies as an executive, investor, advisor, and director. Mr. Cunningham also has significant experience with InfoSpace gained through 13 years as a director. The Board believes that Mr. Cunningham's extensive experience as a venture capitalist in multiple industries, as an executive, and as a board member and advisor to public and private companies and non-profit organizations provides insight and guidance that assists the Board in its oversight obligations and makes him a valued advisor to the Board and management.

Lewis M. Taffer has served as a director of InfoSpace since June 2001. Mr. Taffer is Chief Marketing Officer of iGPS Company LLC, an operator of pallet rental service that provides all-plastic pallets with embedded RFID tags. Prior to joining iGPS, Taffer was an operating advisor to Pegasus Capital Advisors, a New York-based private equity fund. The bulk of Mr. Taffer's career (1979-2001) was spent at American Express Company, where he headed the American Express Gold Card, launched the Membership Rewards program, and developed the ShopAmex online commerce platform. He has also served as Executive Vice President of America Online, Inc. and as an independent consultant specializing in marketing, business development, and strategic partnerships.

Relevant Qualifications and Experience: Mr. Taffer has extensive experience in advertising, direct marketing, and online commerce, developed as an executive of, and consultant to, various technology companies. Mr. Taffer also has significant familiarity with InfoSpace gained through 10 years as a director. The Board believes that Mr. Taffer's experience with marketing and development of online consumer services provides valuable knowledge and insight relevant to the Company's business and that his experience as an executive and board member allows him to contribute to the Board's oversight role.

William J. Ruckelshaus has served as a director of InfoSpace since May 2007. Mr. Ruckelshaus has also served as President and Chief Executive Officer of InfoSpace since November 11, 2010. Prior to his appointment as President and Chief Executive Officer of InfoSpace, Mr. Ruckelshaus served as Chief Financial Officer of AudienceScience, Inc. (formerly known as RevenueScience, Inc.), a digital advertising, technology, and services company, from May 2006 to November 2010. Mr. Ruckelshaus also served as Chief Operating Officer of AudienceScience for two years. From July 2002 to April 2006, he served as Senior Vice President, Corporate Development at Expedia, Inc., an online travel agency, where he oversaw Expedia's mergers and acquisitions and led the corporate strategic planning effort.

Relevant Qualifications and Experience: Mr. Ruckelshaus has relevant experience as an executive in the technology industry and a strong background in finance, strategy, and mergers and acquisitions. Mr. Ruckelshaus also has significant familiarity with InfoSpace as the Company's President and Chief Executive Officer. His day-to-day leadership of the Company gives him critical insights into the Company's operations, strategy, and competition, and allows him to facilitate the Board's ability to perform its critical oversight function. The Board believes that Mr. Ruckelshaus's experience as an executive and director provides him with insight into the Board's oversight role, and that as the Company's President and Chief Executive Officer, Mr. Ruckelshaus plays an important role in the Board's processes.

Class II – Terms expiring in 2013

The names of the nominees of the Board of Directors and certain information about them are set forth below:

Name of Director	Age	Positions with InfoSpace	Director Since
Richard D. Hearney	71	Director	2001
Steven W. Hooper	58	Director	2011
James F. Voelker	60	Director	2002

Richard D. Hearney has served as a director of InfoSpace since September 2001. General Hearney is a retired United States Marine Corps four-star general who served as the Assistant Commandant of the United States Marine Corps from 1994 to 1996. In 2002, General Hearney founded RDM Strategies, Inc., and he currently serves on its board of advisors. General Hearney served as President and Chief Executive Officer of Business Executives for National Security, an organization focusing on national security policy, from December 2000 to April 2002. From 1996 to 1999, General Hearney was an executive with McDonnell Douglas Corporation, and then its acquirer, the Boeing Company.

Relevant Qualifications and Experience: General Hearney has extensive experience in leadership and management gained through his military service and his subsequent business ventures, as well as significant familiarity with InfoSpace as a director of the Company for the past 10 years. The Board believes that General Hearney's extensive leadership and management experience, both in the military and in business, makes him a valuable contributor to the Board and provides him with insight and knowledge relevant to the Board's oversight obligations.

Steven W. Hooper was appointed to the Board of Directors of InfoSpace on April 11, 2011. Mr. Hooper is a founding partner of Ignition Partners, a venture capital firm, where he has invested in telecommunications and wireless companies since Ignition's founding in March 2000. From 1999 to 2000, Mr. Hooper served as Chairman and Chief Executive Officer of Nextlink Communications, Inc. From 1998 to 1999, Mr. Hooper served as Chief Executive Officer of Teledesic LLC. From 1994 to 1997, Mr. Hooper served as CEO of AT&T Wireless Services, Inc. Prior to joining AT&T Wireless, Mr. Hooper was an executive with McCaw Cellular Communications, Inc., where he, among other roles, served as CEO for a variety of McCaw-affiliated companies. In addition, Mr. Hooper represents Ignition Partners as a director on the boards of a number of privately-held companies in which Ignition has invested and served as a trustee of Seattle University from 1995 to 2009.

Relevant Qualifications and Experience: Mr. Hooper has extensive experience as a business leader in the technology industry. He has served in management and as a director for numerous technology companies, and brings to the InfoSpace Board of Directors extensive experience, knowledge, and connections that the Board believes will provide valuable assistance to the Company as it pursues strategic opportunities in the technology industry.

James F. Voelker has served as a director since July 2002. He also served as our Chairman of the Board from December 2002 through December 31, 2010, as Chief Executive Officer from December 2002 to February 2009, and as President from December 2002 to April 2003 and from December 2005 to February 2009. Mr. Voelker previously served as President and a director of NEXTLINK Communications, Inc. (now XO Communications, Inc.), a broadband communications company, and as a director of Comdisco Electronics Group, Inc. and 360Networks, Inc.

Relevant Qualifications and Experience: Mr. Voelker has extensive experience and expertise in management, board service, and the technology industry as an executive and director, as well as significant familiarity with InfoSpace as the Company's former President, Chief Executive Officer, and Chairman and as a director for the past nine years. The Board believes that Mr. Voelker's extensive experience as an executive and a director, including his experience as a former Chief Executive Officer and Chairman of the Company, provides insight and guidance that assists the Board in its oversight and strategy roles.

Board of Directors and Committee Information

The Board of Directors has general oversight responsibility for the Company's affairs and, in exercising its fiduciary duties, the Board represents and acts on behalf of the stockholders. Although the Board does not have responsibility for the Company's day-to-day management, it stays regularly informed about its business and provides oversight and guidance to management through periodic meetings and other communications. The Board is significantly involved in, among other things, the Company's strategic planning process, leadership development, and succession planning, as well as other functions carried out through the Board committees as described below.

Leadership Structure. The leadership structure of the Board of Directors of InfoSpace consists of Chairman John Cunningham and the chairs of each of the principal committees of the Board of Directors. In the current structure, the Chairman position is not combined with the Chief Executive Officer position, which is filled by William Ruckelshaus. It is the policy of the Board of Directors that at all times it will either have an independent Chairman or a Lead Independent Director. The Board of Directors believes that the current leadership structure is appropriate for the Company because it balances the operational and day-to-day management leadership of our CEO with the independent oversight provided by our independent Chairman of the Board and the independent chairs of each of the principal committees. This structure ensures that oversight of risk management and the Company's management is distributed among multiple independent directors. The Board of Directors currently believes that this distribution of oversight is the best method of ensuring optimal Company performance and risk management.

Risk Management. The Board of Directors oversees the Company's risk management, both as a full Board of Directors and through its committees. This oversight is administered primarily through the following:

- the Board of Directors' periodic review and approval of management strategic plans, including the projected opportunities and challenges facing the business;
- the Board of Directors' oversight of succession planning;
- the Board of Directors' oversight of capital spending, cash management, and investment in marketable securities and, if any, financings;
- the Audit Committee's quarterly review of financial statements and its oversight of the Company's accounting and financial reporting functions, including internal control over financial reporting, its

discussions with management and the independent accountants regarding the quality and adequacy of internal controls and financial reporting (and related reports to the full Board of Directors), and its oversight of legal and regulatory compliance, compliance with the Code of Business Conduct and Ethics, and any related person transactions;

- the Nominating and Governance's oversight of governance policies and the self-evaluation assessments of the Board of Directors and committees; and
- the Compensation Committee's review and recommendations or approvals regarding executive officer compensation and its relationship to the Company's business plan, as well its review of compensation plans generally and the related risks and risk mitigants.

Independence. A majority of the members of the Board of Directors must be independent directors. The Board of Directors recently undertook its annual review of director independence in accordance with the applicable rules of NASDAQ. The independence rules include a series of objective tests, including that the director is not employed by the Company and has not engaged in various types of business dealings with the Company. In addition, the Board of Directors is required to make a subjective determination as to each independent director that no relationships exist that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The Board of Directors has affirmatively determined that each of John Cunningham, Jules Haimovitz, Richard Hearney, Steven Hooper, Elizabeth Huebner, and Lewis Taffer is an independent director as defined in the NASDAQ rules, as was former director Braden Kelly. In determining independence, the Board of Directors considered that Mr. Cunningham's brother is a non-executive, at-will employee of the Company and that a number of directors were parties to the settlement of a derivative lawsuit (see "Transactions with Related Persons" below).

Each of the members of the Audit Committee, Compensation Committee, and Nominating and Governance Committee are independent under the NASDAQ rules. In addition, the Board of Directors has affirmatively determined that each of the members of the Audit Committee qualifies as independent under the audit committee independence rules established by the SEC.

Meeting Attendance. The Board of Directors of InfoSpace held a total of 23 meetings during 2010. For 2010, all directors attended at least 75% of the aggregate number of meetings of the Board of Directors and committees thereof, if any, on which such director served during the period for which he or she has been a director or committee member. Our Board of Directors has not adopted a formal policy regarding directors' attendance at our annual meetings of stockholders, and the only director who attended the 2010 annual meeting of stockholders on May 11, 2010 at our corporate offices in Bellevue, Washington was then-CEO and director William Lansing.

Communication with the Board of Directors. The Board of Directors believes that management speaks for InfoSpace. Individual Board members may occasionally meet or otherwise communicate with our stockholders and other constituencies that are involved with InfoSpace, but it is expected that Board members would do this with the advance knowledge of management and at the request of management, absent unusual circumstances or as contemplated by Board committee charters. Stockholders who wish to communicate with the Board of Directors, or with any individual member of the Board of Directors, may do so by sending such communication in writing to the attention of the Corporate Secretary at the address of our principal executive office with a request to forward to the intended recipient. The Corporate Secretary will generally forward such communication to the Board of Directors or the specific Board member. However, the Corporate Secretary reserves the right to not forward any material that is inappropriate. In addition, employees may communicate with the Board through, among other processes, the Company's internal whistleblower hotline process administered under the Code of Business Conduct and Ethics.

Corporate Website. Our corporate website, located at www.infospaceinc.com, contains information regarding our Company, including information regarding our directors, executive officers, and corporate governance documents. That information includes our Certificate of Incorporation, Bylaws, Committee Charters, Director Nomination Policy, Code of Business Conduct and Ethics (which is applicable to all of our employees, executive officers, and members of our Board of Directors), and our Corporate Governance Guidelines. We use our corporate website to provide current information to investors, including information on recent developments and upcoming events.

Committees. The Board of Directors' committee structure consists of three principal standing committees (the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee) and several other minor standing or ad hoc committees, the composition, number, and membership of which the Board of Directors may revise from time to time, as appropriate. Copies of our Audit Committee Charter, Compensation Committee Charter, and Nominating and Governance Committee Charter can be found on our corporate website at www.infospaceinc.com. You may also request copies of these documents and other corporate governance documents available on our website from our investor relations department at (425) 201-6100 or (866) 438-4677.

The current membership and leadership of each of the standing committees is set forth in the table below, as is the number of 2010 meetings for those committees:

Standing Committees as of May 2, 2011

Director	Audit Committee	Compensation Committee	Nominating and Governance Committee
John Cunningham	M	M	
Jules Haimovitz	M	C	
Richard Hearney		M	M
Steven Hooper		M	
Elizabeth Huebner	C		M
William Ruckelshaus			
Lewis Taffer			C
James Voelker			
Number of Meetings in 2010	12	19	4

(M = Committee Member; C = Committee Chair)

The Audit Committee. The Audit Committee currently consists of the following independent directors: Jules Haimovitz, Elizabeth Huebner, and John Cunningham. Ms. Huebner is Chair of the Audit Committee. The Audit Committee is responsible for providing independent, objective oversight and review of the Company's auditing, accounting, and financial reporting processes. Among other functions, the Audit Committee's duties include the following:

- Reviewing and approving the appointment, compensation, oversight, and retention of our independent registered public accounting firm;
- Pre-approving all services (audit and non-audit) to be performed by the independent registered public accounting firm;
- Monitoring the adequacy and effectiveness of our accounting and financial controls, including internal control over financial reporting;
- Reviewing our audited financial statements and quarterly unaudited financial information and discussing them with management and the independent registered public accounting firm;

- Establishing procedures for receiving and reviewing accounting-related complaints and concerns by whistle blowers;
- Reviewing and monitoring compliance with our risk management and investment policies;
- Reviewing and pre-approving related person transactions; and
- Reviewing, approving, and monitoring compliance with our Code of Business Conduct and Ethics.

The Board of Directors has determined that each Committee member has sufficient knowledge in reading and understanding financial statements to serve on the Committee. The Board of Directors has further determined that Mr. Haimovitz and Ms. Huebner qualify as "audit committee financial experts" in accordance with SEC rules and the professional experience requirements of NASDAQ. The designation of an "audit committee financial expert" does not impose upon such persons any duties, obligations, or liabilities that are greater than those that are generally imposed on each of them as a member of the Committee and the Board of Directors, and such designation does not affect the duties, obligations, or liability of any other member of the Committee or the Board of Directors.

The Compensation Committee. The Compensation Committee currently consists of the following independent directors: John Cunningham, Jules Haimovitz, Steven Hooper, and Richard Hearney. Mr. Haimovitz is Chair of the Compensation Committee. The Compensation Committee's duties include the following:

- Evaluating the performance of, and reviewing and approving (or recommending to the Board) the compensation of, our CEO and other executive officers;
- Recommending to the full Board of Directors any changes to the non-employee director compensation plan;
- Reviewing and making recommendations to management regarding general compensation goals and guidelines for employees and criteria by which employee bonuses are determined;
- Monitoring compensation trends;
- Reviewing the Company's compensation policies and practices for all employees, at least annually, regarding risk-taking incentives and risk management policies and practices; and
- Acting as administrator of InfoSpace's stock plans.

Under the terms of the Compensation Committee Charter, the Compensation Committee is authorized to engage independent advisors, at the Company's expense, to advise the Compensation Committee on any matters within the scope of the Committee's duties. The committee may also form subcommittees and delegate its authority to those subcommittees as it deems appropriate. A description of the considerations and determinations of the Compensation Committee regarding the compensation of our Named Executive Officers is contained in "Compensation Discussion and Analysis" below. A description of the compensation program for our non-employee directors is set forth in "Director Compensation" below.

Role of Management. Similar to prior years, in 2010 the Committee received significant input from the CEO and CFO with respect to the design and implementation of the Company's compensation program for its executive officers. See "Compensation Discussion and Analysis – Process for Making Compensation Determinations" for further information.

Role of Compensation Consultant. The Compensation Committee engaged Compensia, Inc. as an independent compensation consultant with respect to the 2010 compensation programs for executive officers and non-employee directors. The Compensation Committee did not engage Compensia in 2010 for any purpose other than to provide advice and recommendations on the amount and form of executive, director, and general employee compensation. Compensia was not directly engaged by management for any purpose. See "Compensation Discussion and Analysis – Process for Making Compensation Determinations" for further information.

The Nominating and Governance Committee. The Nominating and Governance Committee currently consists of the following independent directors: Richard Hearney, Elizabeth Huebner, and Lewis Taffer. Mr. Taffer is Chair of the Nominating and Governance Committee. The Nominating and Governance Committee's duties include:

- Assisting the Board of Directors by identifying prospective director nominees to fill vacancies and recommending to the Board of Directors the director nominees for the next annual meeting of stockholders;
- Reviewing, and recommending to the Board of Directors any appropriate changes to, the InfoSpace Corporate Governance Guidelines and Director Nomination Policy;
- Reviewing proposed changes to the Company's Certificate of Incorporation and Bylaws and making recommendations for any such changes to the Board of Directors;
- Evaluating the performance and effectiveness of the committees and the Board of Directors as a whole;
- Recommending to the Board of Directors membership for each committee;
- Overseeing director orientation and education;
- Evaluating committee structure and recommending changes to the Board of Directors;
- Monitoring compliance with independence standards by the directors;
- Monitoring, and periodically reporting to the Board of Directors, any significant developments in the law and practice of corporate governance; and
- Considering stockholder nominees for election to the Board of Directors as described below under "Director Nomination Process."

Director Nomination Process

The Nominating and Governance Committee is responsible for reviewing and recommending nominees to the Board of Directors for election at the annual meeting and for reviewing and recommending director appointments to fill any vacancies on the Board of Directors. The Nominating and Governance Committee's objective, pursuant to its charter, is to ensure that the Board of Directors is properly constituted to meet its fiduciary obligations to InfoSpace and its stockholders.

In considering director candidates, the Nominating and Governance Committee seeks the following minimum qualifications, as set forth in the Company's Corporate Governance Guidelines and Director Nomination Policy:

- Commitment to InfoSpace's business success, consistent with the highest standards of responsibility and ethics;
- Representation in the best interests of all of InfoSpace's stockholders and not any particular constituency;
- Conscientious preparation for, attendance at, and participation in Board of Directors and applicable committee meetings;
- No personal or professional commitments that would interfere or conflict with his or her obligations to InfoSpace and its stockholders;
- An established record of professional accomplishment in his or her chosen field; and
- No material personal, financial, or professional interest in any InfoSpace competitor that would interfere or conflict with his or her obligations to InfoSpace and its stockholders.

The Nominating and Governance Committee also considers the professional and personal experience of each nominee and whether that nominee has expertise relevant to InfoSpace's business objectives. Although the

Board of Directors does not have a formal diversity policy, the Board of Directors desires candidates that contribute to the Board of Directors' overall diversity, with diversity being broadly construed to mean a variety of personal and professional experiences, opinions, perspectives, and backgrounds. The Board of Directors and the Nominating and Governance Committee implements this goal during the nomination process that applies to both new nominees and incumbent directors, per the Company's Director Nomination Policy *(available on our corporate website at www.infospaceinc.com).* The Board assesses its effectiveness in achieving this goal during its annual self-assessment process.

The Nominating and Governance Committee's general view is to re-nominate incumbent directors who continue to satisfy the Committee's criteria for membership on the Board of Directors, continue to make important contributions to the Board of Directors, and consent to continue their service on the Board of Directors. If a vacancy on the Board of Directors occurs or the Board of Directors increases in size, the Nominating and Governance Committee will actively seek individuals who satisfy its criteria for membership on the Board of Directors, and the Nominating and Governance Committee may solicit ideas for possible Board of Directors candidates from a variety of sources, including members of the Board of Directors, Company executives, stockholders, or individuals known to the members of the Board of Directors or Company executives through personal or professional relationships. Current director and nominee Elizabeth Huebner, who is up for election by stockholders for the first time in 2011, was identified and recommended to the Board in 2009 by the then-Executive Chairman of the Board based upon the recommendations of various business acquaintances. The Nominating and Governance Committee did not pay a third party to identify or evaluate potential nominees in 2010 or with respect to the current slate of nominees. However, the Committee has the authority to retain a search firm, at the Company's expense, to identify or evaluate director candidates at its discretion.

Any stockholder may recommend candidates for election as directors by following the procedures set forth in our Bylaws and Director Nomination Policy, including the applicable notice, information, and consent provisions. For further information regarding these procedures, see "Deadline for Receipt of Stockholder Proposals and Director Nominees" below. A copy of our Bylaws and Director Nomination Policy is available on our corporate website at www.infospaceinc.com.

Any single stockholder, or group of stockholders, that has beneficially owned more than 5% of our outstanding common stock for at least one year may propose a director candidate for evaluation by the Nominating and Governance Committee by delivering a written notice to the Nominating and Governance Committee that satisfies the notice, information, and consent requirements of our Bylaws and the Director Nomination Policy. The Committee will evaluate such recommended nominees using the same criteria that it uses to evaluate other nominees. Any such Board of Directors candidate must be independent of the stockholder in all respects and must also qualify as an independent director under applicable NASDAQ rules. The notice must be received by the Nominating and Governance Committee no later than the date that is 120 calendar days before the anniversary of the date that our Proxy Statement was released to stockholders in connection with the previous year's annual meeting. The notice must include, among other things, proof of the required stock ownership, proof of identification of the stockholder(s) submitting the proposal, and information regarding the proposed Board of Directors candidate. The notice should be sent to the following address:

Chair, Nominating and Governance Committee
InfoSpace, Inc.
c/o Corporate Secretary
601 108th Avenue NE, Suite 1200
Bellevue, WA 98004

The Nominating and Governance Committee did not receive any recommendations for director candidates for the 2011 annual meeting from any non-management stockholder or group of stockholders that beneficially owns more than 5% of InfoSpace's common stock.

Director Compensation

Non-employee director compensation consists of a mix of cash and equity. The combination of cash and equity compensation is intended to provide incentives for non-employee directors to continue to serve on the Board of Directors, to further align the interests of the Board of Directors and stockholders, and to attract new non-employee directors with outstanding qualifications. Directors who are employees or officers of the Company do not receive any compensation for serving on the Board of Directors and therefore are excluded from the director compensation table below. Mr. Ruckelshaus was a non-employee director until his appointment as President and CEO in November 2010. Mr. Voelker is currently a non-employee director, but was an employee of the Company as Executive Chairman through December 31, 2010. Their compensation (including the portion of Mr. Ruckelshaus's compensation that was earned as a non-employee director) is included in the Summary Compensation Table for Named Executive Officers. The Compensation Committee reviews the non-employee director compensation program on a regular basis and makes recommendations to the Board of Directors as appropriate.

2010 Non-Employee Director Compensation Plan

In March 2010, the Board of Directors approved a revised non-employee director compensation plan, which was effective for most of 2010. The 2010 director compensation plan paid an annual cash retainer for Board membership, committee membership, and committee chairs and is described below. Annual cash retainers are earned and paid on the date of the annual meeting of stockholders.

Annual cash retainer – Board of Directors	$ 20,000
Annual cash retainer – Audit Committee	
Chair	$ 14,000
Other Committee members	$ 4,000
Annual cash retainer – Compensation Committee	
Chair	$ 8,000
Other Committee members	$ 3,000
Annual cash retainer – Nominating and Governance Committee	
Chair	$ 5,000
Other Committee members	$ 2,000
Annual cash retainer – Strategy Committee members	$ 4,000
Annual cash retainer – Lead Director	$ 10,000
Attendance fees per meeting(1)	$ 750
Initial equity grant (newly elected or appointed director) – number of shares(2)	
Nonqualified options to purchase common stock	27,000
RSUs	11,250
Annual equity grant – number of shares(3)	
Nonqualified options to purchase common stock	11,100
RSUs	4,500

(1) Paid for attendance at Board of Directors meetings in excess of eight per year. Also paid to committee members for attendance at any Special Litigation Committee meeting; any Audit or Compensation Committee meetings in excess of eight per year; and any Nominating and Governance Committee meetings in excess of four per year.
(2) Vests in three equal installments beginning on the first anniversary of the grant date.
(3) Vests in full on the first anniversary of the grant date.

The option awards are made pursuant to Restated 1996 Flexible Stock Incentive Plan (the "***1996 Plan***"). The Company does not coordinate the timing of share grants with the release of material non-public information, as grants are made as of the annual meeting date or election date.

The Company reimburses all directors for expenses incurred in attending meetings or performing their duties as directors. The Company does not provide any perquisites to directors.

Director Compensation for 2010

The following table sets forth information concerning the compensation of each non-employee directors for 2010:

Name	Fees earned or paid in cash	Stock awards	Option awards	All other compensation(1)	Total
John E. Cunningham, IV	$62,984	$39,330	$30,274	$ 5,780	$138,368
Jules Haimovitz	$55,375	$39,330	$30,274	—	$124,979
Richard D. Hearney	$52,344	$39,330	$30,274	$18,763	$140,711
Elizabeth J. Huebner	$84,750	$39,330	$30,274	—	$154,354
Braden R. Kelly(2)	$86,250	$39,330	$30,274	—	$155,854
Lewis M. Taffer	$46,516	$39,330	$30,274	—	$116,120

(1) Consists of taxable gain on the value placed on the securities surrendered as part of the settlement of shareholder derivative litigation (see disclosure in "Note 7: Commitments and Contingencies" of the Notes to Consolidated Financial Statements (Item 8 of Part II) in the Annual Report on Form 10-K filed by the Company on March 11, 2011).

(2) Mr. Kelly resigned from our Board of Directors effective December 7, 2010.

Options to purchase 11,100 shares of our common stock and 4,500 restricted stock units ("***RSUs***") were granted on May 11, 2010 to the seven non-employee directors at that time. These awards are expected to vest on May 11, 2011. The fair value of each RSU granted was based on the share price as of May 11, 2010, of $8.74 per share. The fair value of each option granted on May 11, 2010, was determined to be $2.73, based on the Black-Scholes-Merton valuation model.

All awards were granted under the 1996 Plan. Stock awards consist of RSUs with each RSU representing the right to receive one share of our common stock upon vesting. Option awards consist of options to purchase shares of our common stock. The dollar amount is the grant date fair value of the award. Assumptions used in the valuation of awards are discussed in "Note 6: Stock-based Compensation Expense" of the Notes to Consolidated Financial Statements (Item 8 of Part II) in our Annual Report on Form 10-K for the year ended December 31, 2010.

The following table sets forth information concerning the aggregate number of equity awards outstanding for each of the non-employee directors as of December 31, 2010:

Name	Aggregate number of RSUs	Aggregate number of options
John E. Cunningham, IV	4,500	60,100
Jules Haimovitz	4,500	51,100
Richard D. Hearney	4,500	46,600
Elizabeth J. Huebner	4,500	21,100
Braden R. Kelly(1)	—	50,000
Lewis M. Taffer	4,500	60,600

(1) Mr. Kelly resigned from our Board of Directors effective December 7, 2010; the 50,000 option awards remained outstanding at December 31, 2010, and expired unexercised on March 7, 2011.

For each of the non-employee directors, except as noted above, 4,500 of the stock awards and 11,100 of the option awards outstanding were unvested at December 31, 2010, and are expected to vest on May 11, 2011. The remaining awards were fully vested as of December 31, 2010.

BENEFICIAL OWNERSHIP

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers, directors, and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 and Form 5 with the SEC. Executive officers, directors, and greater-than-ten-percent stockholders are required by SEC regulations to furnish InfoSpace with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms received by us or filed with the SEC, and written representations from certain reporting persons, InfoSpace believes that all Section 16(a) filing requirements applicable to its executive officers, directors, and persons who own more than ten percent of a registered class of our equity securities have been complied with on a timely basis during 2010.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of common stock of InfoSpace as of April 11, 2011, as to: (i) each person who is known by us to own beneficially more than five percent of the outstanding shares of common stock; (ii) each director and each nominee for director of InfoSpace; (iii) each of the executive officers named in the Summary Compensation Table; and (iv) all current directors and executive officers as a group. Information for beneficial owners who are not officers or directors of InfoSpace is based on their most recent filings with the SEC (as described in the footnotes to this table) and is not independently verified by InfoSpace. Unless otherwise indicated below, and subject to applicable community property laws, each beneficial owner has sole voting and investment powers with respect to the shares listed below:

Principal Stockholders, Directors, Nominees for Director and Named Executive Officers	Number of Shares Owned Directly or Indirectly	Number of Shares That Can Be Acquired Within 60 Days of April 11, 2011		Shares Beneficially Owned(1)	
		Options	RSUs	Number	Percent of Class
BlackRock Inc. 40 East 52nd Street New York, NY 10022	3,114,302	—	—	3,114,302(2)	8.5%
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	2,563,408	—	—	2,563,408(3)	7%
Renaissance Technologies LLC. 800 Third Avenue New York, NY 10022	2,303,100	—	—	2,303,100(4)	6.3%
Nikhil Behl	—	59,994	29,997	89,991	*
David B. Binder	103,601	337,333	—	440,934	1.2%
Stephen P. Hawthornthwaite	25,326	66,660	—	91,986	*
William J. Lansing	—	1,334,083	—	1,334,083(5)	3.5%
Travis J. McElfresh	—	—	—	—	0%
John E. Cunningham, IV	13,437	60,100	4,500	78,038(6)	*
Jules Haimovitz	—	51,100	4,500	55,600	*
Richard D. Hearney	—	46,600	4,500	51,100	*
Steven W. Hooper	—	—	—	—	0%
Elizabeth J. Huebner	—	21,100	4,500	25,600	*
William J. Ruckelshaus	9,197	36,100	7,210	52,507	*
Lewis M. Taffer	—	60,600	4,500	65,100	*
James F. Voelker	—	1,055,500	—	1,055,500	2.8%
All current directors and executive officers as a Group (15 persons)	190,330	2,295,054	59,707	2,545,092	6.5%

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days of April 11, 2011, if any, or RSUs held by that person that vest within 60 days of April 11, 2011, if any, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2) Based on information contained in a Schedule 13G/A filed with the SEC on February 4, 2011, by BlackRock Inc.

(3) Based on information contained in a Schedule 13G/A filed with the SEC on February 11, 2011, by Dimensional Fund Advisors LP.

(4) Based on information contained in a Schedule 13G/A filed with the SEC on February 11, 2011, by Renaissance Technologies LLC and the other reporting person named therein, and includes all shares beneficially held by the group formed by such reporting persons (the "***Renaissance Group***"). According to the Schedule 13G/A, as of December 31, 2010, the Renaissance Group included Renaissance Technologies LLC and Renaissance Technologies Holding Corporation.

(5) As of April 11, 2011, William Lansing had sold every share in the account provided by the Company. The Company cannot verify whether he has other holdings in other accounts.

(6) Includes 9,280 shares of common stock held by Clear Fir Partners, L.P. Mr. Cunningham is a general partner of Clear Fir Partners, L.P.

Ownership Limitations

Certain transfers of our stock between stockholders could result in our undergoing an "ownership change" as defined in Section 382 of the Internal Revenue Code of 1986, as amended, and the related Treasury Regulations ("***Section 382***"). Effective upon stockholder approval at the 2009 annual meeting, we adopted a certificate of amendment to our amended and restated certificate of incorporation (the "***Charter***") to reclassify our common stock and impose restrictions on its transfer under certain circumstances related to Section 382.

In particular, the Charter generally restricts any person or entity from attempting to transfer (which includes any direct or indirect acquisition, sale, transfer, assignment, conveyance, pledge, or other disposition) any of our stock (or options, warrants, or other rights to acquire our stock, or securities convertible or exchangeable into our stock), to the extent that transfer would (i) create or result in an individual or entity becoming a five-percent stockholder of our stock for purposes of Section 382 (a "***Five Percent Stockholder***") or (ii) increase the stock ownership percentage of any existing Five Percent Stockholder. We refer to any person or entity attempting to acquire shares in such a transaction as a "***Restricted Holder***." The Charter does not prevent transfers that are sales by a Five Percent Stockholder, although it does restrict any purchasers that seek to acquire shares from a Five Percent Stockholder to the extent that the purchaser is or would become a Five Percent Stockholder.

Any transfer that violates the Charter is null and void *ab initio* and is not effective to transfer any record, legal, beneficial, or any other ownership of the number of shares that result in the violation (which are referred to as "***Excess Securities***"). The purported transferee shall not be entitled to any rights as our stockholder with respect to the Excess Securities. Instead, the purported transferee would be required, upon demand by the Company, to transfer the Excess Securities to an agent designated by us for the limited purpose of consummating an orderly arm's-length sale of such shares. The net proceeds of the sale will be distributed first to reimburse the agent for any costs associated with the sale, second to the purported transferee to the extent of the price it paid, and finally any additional amount will go to the purported transferor, or, if the purported transferor cannot be readily identified, to a charity designated by the Board of Directors. The Charter also provides us with various remedies to prevent or respond to a purported transfer that violates its provisions. In particular, any person who knowingly violates such provisions, together with any persons in the same control group with such person, are jointly and severally liable to us for such amounts as will put us in the same financial position as we would have been in had such violation not occurred.

Our Board of Directors may authorize an acquisition by a Restricted Holder of stock that would otherwise violate the Charter if the Board of Directors determines, in its sole discretion, that after taking into account the preservation of our NOLs and income tax credits, such acquisition would be in the best interests of the Company and its stockholders. Any Restricted Holder that would like to acquire shares of our stock must make a written request to our Board of Directors prior to any such acquisition. We intend to enforce the restrictions to preserve future use of our NOLs and income tax credits for so long as the Board of Directors determines in good faith that it is in the best interests of the Company to prevent the possibility of an ownership change under Section 382.

In addition, on July 19, 2002, the Company's Board of Directors adopted a stockholder rights plan, pursuant to which the Company declared and paid a dividend of one right for each share of common stock. Under the terms of this stockholder rights plan, *(unless the rights are redeemed by the Board of Directors)* upon the occurrence of a person or group of affiliated persons (the ***"Acquiring Party")*** acquiring, or obtaining the right to acquire, beneficial ownership of 15% or more of the Company's outstanding common shares, certain rights of stockholders are triggered, including the right of all holders other than the Acquiring Party to receive shares of the Company's preferred stock or common stock (at a significant discount to the market price), or shares of an acquiring entity. For specific details regarding this stockholder rights plan, see the Current Report on Form 8-K filed by the Company on July 24, 2002.

AUDIT COMMITTEE REPORT

*The following Report of the Audit Committee of InfoSpace shall not be deemed to be "soliciting material" or to be "filed" with the SEC, and the information in this report shall not be incorporated by reference into any future filing under the Securities Act of 1933, as amended (the "**Securities Act**"), or the Exchange Act, except to the extent that InfoSpace specifically incorporates it by reference into such filing.*

During 2010 and 2011, the composition of the Audit Committee was as follows:

Period	Chair	Members
From January 1, 2010, to May 11, 2010	William Ruckelshaus	Jules Haimovitz Elizabeth Huebner Lewis Taffer
From May 11, 2010, to November 11, 2010	Elizabeth Huebner	Jules Haimovitz William Ruckelshaus
From November 11, 2010, to the present	Elizabeth Huebner	John Cunningham Jules Haimovitz

Each member who served on the Audit Committee in 2010 met the independence criteria in the applicable SEC rules, and is or was an independent director as defined in the NASDAQ rules, in each case during the period they so served. Each Audit Committee member who served on the Audit Committee in 2010 meets or met the NASDAQ's financial knowledge requirements set forth in the NASDAQ rules. Our Board of Directors has determined that Ms. Huebner and Mr. Haimovitz are both "audit committee financial experts" under SEC rules and meet the financial sophistication and professional experience requirements set forth in the NASDAQ rules. The Audit Committee met 12 times during 2010.

The Audit Committee is governed by a written charter that complies with applicable provisions of the Sarbanes-Oxley Act and related SEC and NASDAQ rules. On an annual basis, the Audit Committee reviews and reassesses the adequacy of its charter. A copy of the current Audit Committee Charter, updated on November 3, 2010, is available on our website at www.infospaceinc.com.

As more fully set forth in the Audit Committee Charter, the Audit Committee assists the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, and reporting practices of InfoSpace, including internal control over financial reporting, and such other duties as directed by the Board of Directors. As part of this process, the Audit Committee oversees the quarterly reviews and annual audit of the Company's consolidated financial statements by InfoSpace's independent registered public accounting firm, reviews and approves the audit budget, and reviews and approves any other non-audit fees paid to the Company's independent registered public accounting firm. The Audit Committee is also responsible for maintaining free and open means of communication among the independent registered public accounting firm, the directors, and the financial management of InfoSpace. In addition, the Audit Committee reviews and, if appropriate, approves related party transactions under the provisions of our Related Party Transaction Guidelines. The Audit Committee has access to any of InfoSpace's employees or advisors with whom it wishes to communicate, and may hire outside experts as it deems appropriate.

Management is responsible for InfoSpace's internal control over financial reporting, preparation of financial statements, and the financial reporting process. The Company's independent registered public accounting firm, Deloitte & Touche LLP, is responsible for performing an independent audit of InfoSpace's consolidated financial statements and internal control over financial reporting in accordance with standards set by the Public Company Accounting Oversight Board ("***PCAOB***"), and to issue reports thereon. The Audit Committee monitors and oversees these processes. The Audit Committee members rely, without independent verification, on the information provided to them, and on the representations made to them, by management and the independent registered public accounting firm.

In this context, the Audit Committee has:

- Discussed the overall scope and plans for audits with Deloitte & Touche LLP;
- Met and held discussions with Deloitte & Touche LLP, both with and without management present, to discuss the results of the audits, management's evaluation of InfoSpace's internal control over financial reporting, and Deloitte & Touche LLP's opinion thereof, and the overall quality of InfoSpace's financial reporting;
- Reviewed and discussed the quarterly and annual financial results prior to the publication of those results and the filing of those results on Form 8-K;
- Discussed the matters required to be discussed with Deloitte & Touche LLP by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1 AU section 380), as adopted by the PCAOB in Rule 3200T and SEC S-X Rule 2-07, including discussion of the quality, not just acceptability, of the application of accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements;
- Reviewed and discussed the unaudited and audited financial statements with management and Deloitte & Touche LLP, including Deloitte & Touche LLP's opinion on the audited financial statements; and
- Received the written disclosures and letter from Deloitte & Touche LLP required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with Deloitte & Touche LLP its independence.

Based on our reviews and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC.

The Audit Committee has also appointed Deloitte & Touche LLP as InfoSpace's independent registered public firm for the year ending December 31, 2011.

Members of the Audit Committee:

Elizabeth Huebner, Chair
John Cunningham
Jules Haimovitz

Fees Paid to Independent Registered Public Accounting Firm for 2010 and 2009

The aggregate fees billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "***Deloitte***") to InfoSpace and subsidiaries during 2010 and 2009 were as follows:

	2010	2009
Audit fees	$ 857,458	$583,322
Audit-related fees	138,000	—
Tax fees	3,296	18,000
All other fees	2,409	2,409
Total fees	$1,001,163	$603,731

Audit fees reflect fees billed for the annual audits of the Company's consolidated financial statements and internal control over financial reporting of the year indicated. The increase in fees from 2009 to 2010 is primarily related to business and asset acquisitions. Audit-related fees for 2010 reflect fees billed for work performed in conjunction with mergers and acquisitions and with forms filed with the SEC under the Securities Act. Tax fees for 2010 were for services in connection with the sale or substantial liquidation of wholly-owned foreign subsidiaries. Tax fees for 2009 were for services in connection with obtaining a business tax refund. Other fees for both years consist of our annual subscription to the Deloitte Technical Library, which we use when performing technical accounting research.

The Audit Committee pre-approves all audit and non-audit services to be performed by InfoSpace's independent registered public accounting firm. As part of its pre-approval procedures, the Audit Committee considers whether the provision of any proposed non-audit services is consistent with the SEC's rules on auditor independence. The Audit Committee has considered whether the provision by Deloitte of the non-audit services described above is compatible with Deloitte's independence. After consideration, the Audit Committee has determined that Deloitte's independence as an auditor has not been compromised by its provision of these services. All audit and non-audit services provided by Deloitte in 2010 and 2009 were pre-approved by the Audit Committee in accordance with the foregoing policy.

Transactions with Related Persons

Policies and Procedures. Under our Code of Business Conduct and Ethics and our Related Party Transaction Guidelines, proposed related person transactions (which generally include any transactions by the Company or any subsidiary with an employee or director of the Company, a relative of an employee or director, or any entity with which an employee or director has a material interest) must be disclosed to our CFO. If the CFO determines that the transaction is material, or otherwise of such a nature that it should be reviewed and approved by the Audit Committee under the guidance provided in our Related Party Transaction Guidelines, the Audit Committee must review and approve such related person transactions in advance. In determining whether to approve a related person transaction, the Audit Committee considers whether the terms of the related person transaction are fair to the Company at the time of authorization; the business reasons for the Company to enter into the related person transaction; whether other comparable transactions with non-related parties were considered, and if so, the terms of such transactions and the reason for the selection of the related person transaction; the value of the transaction to the Company and to the related person; whether the related person transaction would impair the independence of a previously independent director; and any other factors that are relevant to a determination of whether the transaction and the process that lead to it are fair to the Company.

Related Person Transactions in 2010 and 2011

Derivative Action Settlement. On September 14, 2010, the Company entered into a settlement agreement with plaintiffs, defendants, and certain third parties in the shareholder derivative action (the "***Derivative Action***") filed against current and former officers and directors of the Company, as well as nominal defendant InfoSpace, by Anne D. Manos on December 17, 2008, in the Superior Court of the State of Washington in and for King County. That settlement agreement is further described in, and attached as an exhibit to, the Current Report on Form 8-K filed on September 17, 2010. Among the settling parties were current directors James F. Voelker, John E. Cunningham, IV, Jules Haimovitz, Richard D. Hearney, and Lewis M. Taffer, as well as certain former directors, former officers, and former legal and compensation advisors. Pursuant to the settlement agreement, all parties to the Derivative Action agreed to release all claims related to the Derivative Action in exchange for a payment to the Company by the settling parties and/or their respective insurance carriers of $26.65 million in the form of cash, forgone contractual obligations of InfoSpace, and surrendered securities. In connection with the settlement of the Derivative Action, James F. Voelker contributed cash and Company stock with an agreed value to the Company of $6.5 million; John E. Cunningham, IV contributed Company stock with an agreed value to the Company of $19,546; Richard D. Hearney contributed cash and Company stock with an agreed value to the Company of $26,854; and Jules Haimovitz and Lewis M. Taffer contributed cash in the amounts of $6,927 and $18,807, respectively. The settlement of the Derivative Action was negotiated and approved by the Special Litigation Committee of the Company's Board of Directors, which was comprised of two independent directors who were not parties to the Derivative Action. In addition, the Audit Committee separately reviewed the settlement under the Related Party Transaction Guidelines and determined that the settlement was fair to the Company and in the Company's best interest.

Employee of the Company. Mr. Cunningham's brother, James S. Cunningham, is a non-executive, at-will employee of the Company who is serving as one of the Company's managers of business development. In fiscal 2010, he earned $414,713 in total compensation, which primarily consisted of a base salary of $156,346, a bonus of $106,019 (which was based on the performance of James Cunningham and the group that he manages), stock option awards with a grant date fair value of $55,355, RSUs with a grant date fair value of $93,585, and $3,306 contributed by the Company to his account in the InfoSpace, Inc. 401(k) Retirement Plan.

COMPENSATION COMMITTEE REPORT

The following Report of the Compensation Committee of InfoSpace shall not be deemed to be "soliciting material" or to be "filed" with the SEC and such information shall not be incorporated by reference into any future filing under the Securities Act or the Exchange Act except to the extent that InfoSpace specifically incorporates it by reference into such filing.

During 2010 and 2011, the composition of the Compensation Committee was as follows:

Period	Chair	Members
From January 1, 2010, to May 11, 2010	Lewis Taffer	Richard Hearney Braden Kelly
From May 11, 2010, to December 7, 2010	Braden Kelly	John Cunningham Richard Hearney
From December 8, 2010, to April 11, 2011	Jules Haimovitz	John Cunningham Richard Hearney
From April 11, 2011, to the present	Jules Haimovitz	John Cunningham Richard Hearney Steven Hooper

Each member who served on the Compensation Committee in 2010 and who currently serves on the Compensation Committee is an independent director as defined in the NASDAQ rules. The Compensation Committee met 19 times and acted by unanimous consent twice during 2010.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with the Company's management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010, and this Proxy Statement on Schedule 14A.

Members of the Compensation Committee:

Jules Haimovitz, Chair
John Cunningham
Richard Hearney
Steven Hooper

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

In 2010, the following directors served on the Compensation Committee for various periods specified above: John Cunningham, Jules Haimovitz, Richard Hearney, Braden Kelly, and Lewis Taffer. None of the members of the Compensation Committee is or has been an officer or an employee of the Company. John Cunningham's brother, James Cunningham, is a non-executive, at-will employee. In addition, in 2010, each of John Cunningham, Jules Haimovitz, Richard Hearney, and Lewis Taffer settled a derivative suit brought on behalf of the Company. *(See discussion under "Related Person Transactions in 2010 and 2011.")* The Board has determined that neither the employment of John Cunningham's brother nor the settlement of the derivative litigation limits or interferes with these directors' independence or their ability to properly discharge their obligations related to service on the Compensation Committee. During 2010, none of the Company's executive officers served on the board of directors or compensation committee (or a committee performing similar functions) of any other company that had one or more executive officers serving on the InfoSpace Board of Directors or Compensation Committee.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The Compensation Committee (referred to as the "*Committee*" in this section) is composed entirely of independent directors and administers the executive officer compensation program of the Company. The Committee's responsibilities include recommending and overseeing compensation benefit plans and policies, reviewing and recommending or approving equity grants, administering share-based plans, and annually reviewing and recommending or approving all compensation decisions relating to the Company's executive officers, including the CEO, the CFO, and the Named Executive Officers. The Committee generally makes recommendations to the Board for approval of executive compensation matters. This Compensation Discussion and Analysis ("***CD&A***") explains how the Company's compensation programs are designed and implemented with respect to the Named Executive Officers.

The 2010 compensation program was significantly impacted by changes among the Company's executive officers in 2009 and 2010. William J. Lansing was hired as CEO and President in February 2009 and departed the Company in November 2010. Steven P. Hawthornthwaite was hired as Vice President, Corporate Development in March 2010. Nikhil Behl was hired in May 2010 as CEO of Mercantila, a wholly owned subsidiary acquired in May 2010. Travis J. McElfresh was hired on September 20, 2010, as Chief Technology Officer. David B. Binder has served as the Company's Chief Financial Officer since January 2008 and has been employed by the Company since October 2004. The foregoing Named Executive Officers were the primary focus of the Committee's compensation determinations for 2010.

William J. Ruckelshaus was appointed President and CEO in November 2010. James F. Voelker resigned as CEO and President in February 2009 and the term of his employment agreement ended on December 31, 2010. Mr. Voelker was also Chairman of the Board through December 31, 2010, and he continues to serve on the Board. Except as set forth below in "Executive Summary – Messrs. Ruckelshaus and Voelker," this CD&A is not applicable to the compensation determinations made with respect to Messrs. Ruckelshaus and Voelker.

Executive Summary

Overview of Compensation Program

The following is a summary of key aspects of our 2010 compensation program for the Named Executive Officers.

- ***Straightforward compensation program***. The primary compensation elements consist of base salary, an annual cash bonus, and a long-term incentive award (collectively, "***total direct compensation***" or "***TDC***").
- ***Limited perquisites and no defined benefit plans or nonqualified deferred compensation plans***. The Company provides limited perquisites to Named Executive Officers that are not generally available to all employees. Further, the Company does not maintain any defined benefit pension plans or nonqualified deferred compensation plans for the Named Executive Officers.
- ***Significant impact of operational and leadership transition***. Qualified key personnel with experience relevant to the Company's online search and e-commerce businesses as well as acquisition and integration expertise, which is critical to the Company's growth strategy, are scarce and competition to recruit them is intense. The Company experienced significant changes among its executive management team in 2010 as noted above, following similar transitions in 2008 and 2009. Messrs. Hawthornthwaite, McElfresh, and Behl were hired in 2010 and received significant new hire equity grants due to the competitive landscape. Further, Messrs. Lansing and Voelker earned significant severance payments in 2010.

- ***The Committee engaged an independent compensation consultant in 2010.*** The Committee engaged Compensia in 2010 as its independent compensation consultant with respect to executive compensation matters.
- ***Implementation of benchmarking.*** In 2010, the Committee decided to implement cash (base salary plus target annual bonus) and annual equity benchmarks for executive management at the 40th and 80th percentiles, respectively, on average.
- ***Emphasis on equity awards/long-term compensation.*** The Committee continues to align key executives with stockholders through its significant emphasis on equity incentives that generally vest over a three-year period. In particular, Messrs. Hawthornthwaite, McElfresh, and Behl received a relatively higher percentage of equity compensation as part of their new hire compensation package used to attract such employees as well as to quickly establish alignment with stockholders, consistent with the Committee's past practice for newly hired or promoted executive officers. In 2010, long-term incentive compensation represented 86%, 82%, and 82% of Target TDC (defined below) for Messrs. Hawthornthwaite, McElfresh, and Behl, respectively, and 64% and 59% of Target TDC for Messrs. Lansing and Binder, respectively. In addition, Mr. Binder has outstanding equity awards subject to vesting in future years.
- ***Emphasis on pay-for-performance for a significant portion of cash compensation, with utilization of top-line and bottom-line performance metrics.*** The 2010 annual bonus plan was predicated on the achievement of annual goals relating to revenue, adjusted revenue, and Adjusted EBITDA. The Committee also had negative discretion to the extent Named Executive Officers did not achieve specified individual performance goals. The 2010 target annual bonuses equaled approximately 18% and 15% of the Target TDC of Messrs. Lansing and Binder, respectively, and 5%, 6%, and 6% of the Target TDC of the Messrs. Hawthornthwaite, McElfresh, and Behl, respectively. Although performance-based pay represents a relatively low percentage of Target TDC, the Committee believes it provides sufficient incentives because it represents a significant portion of cash compensation, which is particularly important due to the historical volatility of the Company's stock price and its downward or flat trend in recent years.
- ***Employment agreements for Named Executive Officers, including change of control benefits with Section 280G cut-backs and generally "double trigger" benefits.*** The Company has or had employment agreements with each of its Named Executive Officers that provide specified severance benefits. With respect to the agreements of the Named Executive Officers employed as of December 31, 2010, the change of control benefits generally require a "double-trigger," which means a change of control and the actual or constructive termination of employment. However, a portion of the equity awards are subject to a single trigger under the terms of the 1996 Plan *(see details below under "Potential Payments Upon Termination of Employment – InfoSpace, Inc. Restated 1996 Flexible Stock Incentive Plan").* Such agreements also provide for Section 280G cut-backs. The Company's former employment agreements with Messrs. Lansing and Voelker provided for tax gross-ups, but the Committee no longer intends to provide such benefits in future employment agreements.

Overview of 2010 Compensation Actions

In determining the compensation for the Named Executive Officers, the Committee generally focuses on target total direct compensation ("***Target TDC***"), which consists of base salary, target annual cash incentive bonus, and long-term equity incentive awards. For 2010, the Committee was challenged to balance the need to properly attract, motivate, and retain the Named Executive Officers during its operational transition and the economic slowdown in the U.S., the importance of being fiscally conservative given the economic slowdown, and ensuring alignment with stockholders.

The Committee's engagement of Compensia for 2010 included a market study of Target TDC for seven executive officers, including Messrs. Lansing and Binder. The Committee used the market study to assess market conditions and the general competitiveness of the existing compensation program, as well as to benchmark total cash and equity compensation. In addition, the Committee received proxy statement data and information on material compensation trends with respect to executive officers to provide a general understanding of current compensation practices.

For Messrs. Lansing and Binder, the Committee focused on approximating benchmarks of cash and equity compensation at the 40th and 80th percentiles, respectively. The benchmarking resulted in an increase in Mr. Binder's base salary and target bonus, as a percentage of base salary, and a decrease in his long-term incentive equity compensation. Mr. Lansing's base salary and target bonus, as a percentage of base salary, were above the benchmarks and therefore remained constant. Mr. Lansing's long-term incentive equity compensation decreased significantly from 2009 to 2010 due to the size of his new hire equity awards in 2009.

The overall Target TDC for Messrs. Hawthornthwaite, McElfresh, and Behl was negotiated for 2010 in the context of intense competition for talent in the online search and e-commerce industry and in the Internet and technology industries generally. The terms of their employment agreements, including base salary, target annual bonuses, and new hire equity awards, were determined by the Committee primarily based on its subjective view of a number of individual and Company factors. Individual-specific considerations included, among other things, an individual's experience, projected future performance, and market competition for such individual. Company-specific considerations included, among other things, internal pay equity, estimated future financial and operating performance, strategic goals, and the market performance of the common stock.

The following table sets forth Target TDC approved for the Named Executive Officers for 2010.

Name	Base salary	Target annual bonus	Target performance-based compensation (% of Target TDC)(2)	Equity award(3)	Long-term incentive compensation (% of Target TDC)(4)	Target TDC(1)		
						2010	2009	% (Decrease) from 2009
William J. Lansing(5)	$410,000	$410,000	17.4%	$1,422,000	63.7%	$2,262,000	$6,703,793	(66.3)%
David B. Binder	$243,000	$145,800	14.7%	$ 565,000	59.2%	$ 953,800	$1,039,588	(8.3)%
Stephen Hawthornthwaite(6)	$225,000	$135,000	5.4%	$2,173,375	85.8%	$2,533,375	—	—
Nikhil Behl(6)	$210,000	$105,000	5.7%	$1,388,825	81.5%	$1,703,825	—	—
Travis J. McElfresh(6)	$210,000	$105,000	5.4%	$1,410,285	81.7%	$1,725,285	—	—

(1) Target TDC consists of Base salary, Target annual bonus, and Equity awards.
(2) Target performance-based compensation consists of Target annual bonus divided by the Target TDC in 2010.
(3) For purposes of benchmarking Messrs. Lansing and Binder's equity compensation, the Committee valued the Equity awards as the (a) grant date fair value of restricted share units ("***RSUs***") granted in 2010 plus (b) the estimated grant date fair value of options granted in 2010, using the preceding 30-day stock price average and the Black-Scholes assumptions in effect for executives as of the grant date. For purposes of determining Messrs. Hawthornthwaite, McElfresh, and Behl's equity compensation, the Committee valued the Equity Awards as the grant date fair value of the RSUs and options.
(4) Long-term incentive compensation consists of Equity award divided by the Target TDC in 2010.
(5) Mr. Lansing's Target TDC in 2009 was substantially impacted by his new hire equity awards.
(6) For Named Executive Officers hired in 2010, the above amounts reflect annualized base salary and target annual bonus amounts as of their respective hiring date. Equity award reflects new hire equity awards.

Performance-Based Compensation

Target Performance Metrics. In early 2010, when the Committee discussed and finalized the 2010 annual bonus performance targets, the financial, industrial, and consumer markets were continuing to experience substantial disruption, which negatively impacted the advertising market generally and the Internet advertising market specifically, and the timing and nature of recovery was uncertain. The foregoing made it difficult to forecast operating results for 2010.

The 2010 annual bonus plan was predicated on the achievement of total revenue, adjusted revenue (defined as total revenue adjusted for specified volatile distribution accounts), and Adjusted EBITDA (defined as EBITDA less non-recurring, non-operational, and transitional matters) weighted 20%, 20%, and 60%, respectively. Earned bonuses for each performance component were analyzed independently and ranged from 65% to 150% multiplied by the component weighting. For purposes of this calculation, revenue of our Core segment was used for all executive officers except for Mr. Behl, for whom the revenue of our E-Commerce segment was used.

2010 Results and Earned Compensation. The Named Executive Officers earn the Target TDC only to the extent target performance measures are achieved. To the extent target performance measures are not achieved, the Named Executive Officers generally will earn compensation below the Target TDC, and may earn no bonus compensation at all. To the extent target Company-based performance measures are exceeded, the Named Executive Officers generally will earn compensation above the Target TDC, up to the cap on bonus compensation.

Revenues in 2010 were $246.8 million, an increase of $39.2 million, or 19%, over 2009. Net income for 2010 was $13.7 million, or $0.37 per diluted share, compared to $7.4 million, or $0.21 per diluted share, for 2009. Adjusted EBITDA (as reported in the 2010 Annual Report on Form 10-K) was $27.6 million for 2010, compared to $27.4 million for 2009. See Management's Discussion and Analysis of Financial Condition and Results of Operations (Item 7 of Part II) in our 2010 Annual Report on Form 10-K for a description of the material changes between such fiscal years.

Based on the payout scale for the 2010 annual bonus plan, the Company's performance resulted in an aggregate bonus payout of 61% of the target bonus for Named Executive Officers, excluding Mr. Lansing who received no bonus due to his termination. For Named Executive Officers, excluding Mr. Lansing, the actual 2010 bonus expense was $206,000 compared to a target bonus pool of $339,000.

Messrs. Ruckelshaus and Voelker

Mr. Ruckelshaus has been a director of the Company since May 2007. Following Mr. Lansing's separation from the Company, Mr. Ruckelshaus was appointed President and CEO in November 2010 and his compensation package was negotiated with the view that he was a temporary executive officer. As set forth in his employment agreement, Mr. Ruckelshaus's 2010 executive compensation substantially consisted of a pro rata portion of his base salary (annualized at $400,000) and a new hire grant of 32,509 RSUs (having a grant date fair value of approximately $250,000 and vesting monthly in equal installments until the first anniversary of the grant date). Mr. Ruckelshaus will also receive four quarterly bonus payments of $37,500 each during his first year of employment, beginning with the quarterly period ending on January 31, 2011. None of this bonus was capable of being earned as of December 31, 2010.

Mr. Voelker resigned as CEO and President in February 2009, although his employment with us continued through the end of the term of his employment agreement on December 31, 2010. Mr. Voelker continues to serve on the Board, and was Chairman of the Board through December 31, 2010. Mr. Voelker's compensation included an annual base salary of $150,000 for fiscal year 2010, as well as a cash severance payment of $2.4 million payable in connection with his separation from service with the Company in accordance with the terms of his employment agreement (which severance payment was made in a lump sum on February 25, 2011).

2011 Material Changes to Compensation Program

In April 2011, the Compensation Committee and Board approved revisions to the long-term equity incentive program for all executive officers to further emphasize pay-for-performance incentives, retention, and alignment with stockholders. Beginning in 2011, executive officers will receive a target grant of market stock units ("***MSUs***"), which are a form of performance-based RSUs. The actual amount of MSUs earned will be 0% to 150% of the target award, based on the change in the Company's total stockholder return relative to the change in the closing value of the applicable index. Each MSU represents the right to receive one share of InfoSpace common stock upon satisfaction of the performance measure and vesting.

For purposes of the 2011 MSU awards, the Company's performance will be measured against the iShares Russell 2000 Index (the "***Index***"). The Company used the Index for this program to ensure objectivity in measuring the Company's performance. Total stockholder return of the Company will be calculated by comparing the Company's 30-day average share price following its earnings release for fiscal 2010 and 2011, respectively, as adjusted for dividends, if any. The performance of the Index will be calculated by comparing the 30-day average closing Index value for the same two periods. For every 1% increase or decrease in the Company's performance compared to the Index, the number of MSUs earned will increase or decrease by 3%, respectively, subject to the maximum payout of 150% of target.

For executive officers hired in 2008 and before, one-third of the earned MSUs will vest on the later of the Board's certification of the Company's performance under the 2011 MSU program and April 1, 2012. The remaining earned MSUs will vest in equal installments on each of April 1, 2013 and 2014. For executive officers hired in 2009 and thereafter, two-thirds of the MSUs will vest on April 1, 2013 and one-third of the MSUs will vest on April 1, 2014. All of the foregoing is limited by and subject to the award agreement and 1996 plan, including the accelerated vesting, tax withholding, continuing service, and forfeiture provisions thereunder.

No stock options or service-based RSUs have been granted to continuing executive officers in 2011 as of the date hereof.

Compensation Philosophy, Program Objectives, and Key Features

The Company's compensation program for its Named Executive Officers is designed to:

- provide total compensation with meaningful equity upside that is highly competitive to assist in attracting exceptionally qualified candidates;
- attract and retain key executives who are critical to the Company's current operations, as well as who possess talent and qualifications to grow the Company and manage a more complex organization;
- motivate key employees to satisfy the Company's financial and strategic goals;
- reward superior individual and Company performance on both a short-term and long-term basis; and
- align executives' long-term interests with those of stockholders.

The following table sets forth how each element of compensation to Named Executive Officers for 2010 is intended to satisfy one or more of the Company's compensation objectives, as well as key features of the compensation elements that address such objectives.

Element of Compensation	Compensation Objectives	2010 Key Features
Base Salary	• Provides a minimum, fixed level of cash compensation • Important factor in retaining and attracting key employees in a competitive marketplace • Preserves an employee's commitment during downturns in the relevant industries and/or equity markets	• Minimum salary established pursuant to employment agreements, with changes based on benchmarking, internal pay equity, and an evaluation of the individual's experience as well as historical, current, and anticipated future performance
Annual Cash Incentive Bonus	• The at-risk portion of cash compensation • Incentive for the achievement of annual Company financial goals and individual goals • Assists in retaining, attracting and motivating employees in the near term • Provides a balance to the volatility of equity prices and any downturns	• Minimum target bonuses, as percentage of salary, established pursuant to employment agreements; individuals with positions that have a larger potential impact on operational results generally have a higher proportion of their cash compensation tied to Company performance through the bonus plan

Element of Compensation	Compensation Objectives	2010 Key Features
		• Company-based performance measures are revenues (20%), adjusted revenues (20%), and Adjusted EBITDA (60%), analyzed independently of each other • Committee has negative discretion to the extent Named Executive Officers do not achieve specified individual performance goals • Payout ranges from 65% to 150% of target bonus for each performance component, multiplied by its weighting, based upon actual performance ranging from 80% to 135% of the target measure. The 150% payout cap limits excessive risk-taking by executives
Long-Term Equity Incentive Program	• Provides incentive for employees to focus on long-term fundamentals and thereby create long-term stockholder value • Competitive with compensation programs of other Internet-based and technology companies • Attracts new hires and rewards promoted employees • Maintains stockholder-management alignment	
RSUs	• Provides upside incentive in up market, with some down market protection • High retention value	• Approximately 53% to 63% of long-term incentive compensation award for Named Executive Officers for 2010 • For Messrs. Lansing and Binder, one-half of the RSUs vest on the second anniversary of the grant date and the remaining portions vest on the third anniversary of the grant date. For Messrs. Hawthornthwaite, McElfresh, and Behl, 33 ⅓% vest on the first anniversary of the grant date, and the remainder vest ratably thereafter on a semi-annual basis until the third anniversary of the grant date

Element of Compensation	Compensation Objectives	2010 Key Features
Options	• Incentive for the achievement of stock price growth • Provides alignment with stockholders; no substantial value unless stock price significantly improves	• Approximately 37% to 47% of long-term incentive compensation award for Named Executive Officers for 2010 • 33 ⅓% vest on the first anniversary of the grant date, and the remainder vest ratably thereafter on a semi-annual basis until the third anniversary of the grant date
Perquisites	• Assists in retaining and attracting employees in competitive marketplace, with indirect benefit to Company	• Very limited beyond what is offered to all employees, and in the case of the life insurance benefit, identical to many non-executive employees
Employment agreements	• Retains and attracts employees in a competitive market • Ensures continued dedication of employees in case of personal uncertainties or risk of job loss • Ensures compensation and benefits expectations are understood and satisfied	• All of Named Executive Officers subject to employment agreements • Double trigger (change of control and actual or constructive termination of employment) required for severance benefits generally (exception is single change-of-control trigger for portion of the equity awards as set forth in the 1996 Plan) • Named Executive Officers employed as of December 31, 2010 have compensation cut-backs to ensure no Section 280G tax, but no tax gross ups

Process for Making Compensation Determinations

Target TDC

As noted above, in determining the compensation for the Named Executive Officers, the Committee generally focused on Target TDC, which consists of base salary, target annual cash incentive bonus, and long-term equity incentive awards.

Compensation Differences among Named Executive Officers

The 2010 compensation program was significantly impacted by changes among the Company's executive officers in 2009 and 2010, including new hires and terminations. See "Compensation Discussion and Analysis – Introduction" and "Compensation Discussion and Analysis – Executive Summary." In addition, the Committee targeted the cash and annual equity benchmarks for 2010 at the 40th and 80th percentiles, respectively, on average for Mr. Binder and Mr. Lansing. Such benchmarking was based on job titles and position responsibilities. See "Compensation Discussion and Analysis – 2010 Peer Group and Benchmarking."

Advisors Used in Compensation Determinations

Management and Other Employees. Compensia and the Committee consulted regularly with Mr. Lansing and Mr. Binder regarding the design and implementation of the 2010 executive compensation program. Matters consulted about include the Committee's compensation philosophy and objectives; the review of the experience, current performance, and other subjective factors for each executive officer; the preferred performance metrics and performance targets for the annual bonus program; the recommended adjustments for performance metrics; and other financial and operational issues related to compensation. The Committee has historically consulted with the CEO and CFO because they have significant involvement in and knowledge of the Company's business goals, strategies, and performance; the overall effectiveness of executive officers; and each person's individual contribution to the Company's performance. The Company's General Counsel was also consulted regarding legal issues related to compensation.

The Committee takes managements' recommendations into consideration, but retains the discretion to modify such recommendations, and reviews such recommendations for their reasonableness based on its compensation philosophy and related considerations. The CEO, CFO, and General Counsel are regularly invited to attend Committee meetings. The Committee generally meets in executive session outside the presence of management to discuss compensation issues generally, as well as to review the performance of, and determine the compensation of, the CEO, CFO, and General Counsel. The Company's legal advisors, human resources department, and corporate accounting department support the Committee in developing and administering the Company's compensation plans and programs.

Third-Party Consultants. In 2010, the Committee engaged Compensia, Inc. as its independent compensation consultant to advise on non-employee director and executive officer compensation matters. The Committee solely approved all engagement fees and other retention terms of Compensia and determined Compensia's responsibilities. Compensia did not provide more than $120,000 in other services to the Company during 2010.

The Committee consulted with Compensia with respect to the design and implementation of the 2010 executive compensation program. The Committee's engagement of Compensia for 2010 included a market study of Target TDC for seven executive officers, including Messrs. Lansing and Binder. The Committee used the market study to assess market conditions and the competitiveness of the existing program, as well as to benchmark total cash and equity compensation. The market study included a blend of Compensia's survey data of high technology companies with revenues of $50 million to $500 million and proxy data of 18 other companies, primarily in the Internet software and services industry. See "2010 Peer Group and Benchmarking" below. In addition, the Committee received proxy statement data and information on material compensation trends to provide a general understanding of current compensation practices.

2010 Peer Group and Benchmarking

The Committee targeted the cash and annual equity benchmarks for 2010 at the 40th and 80th percentiles, respectively, on average. Such benchmarking was based on job titles and position responsibilities. To the extent current compensation was above such benchmarks, the applicable component was held constant.

The market study included a blend of Compensia's survey data of high technology companies with revenues of $50 million to $500 million and proxy data of 18 companies, primarily in the Internet software and services industry. The following tables set forth the proxy group of 18 companies. The Company was between the 50th and 75th percentile in revenue and revenue growth, below the 25th percentile in net income (loss), and between the 25th and 50th percentile in market capitalization.

- Ancestry.com Inc.
- Art Technology Group, Inc.
- Blue Nile, Inc.
- comScore, Inc.
- Constant Contact, Inc.
- CyberSource Corporation
- DealerTrack Holdings, Inc.
- Dice Holdings, Inc.
- Internap Network Services Corporation
- Internet Brands, Inc.
- Keynote Systems, Inc.
- The Knot, Inc.
- Marchex, Inc.
- Move, Inc.
- NIC Inc.
- Shutterfly, Inc.
- Travelzoo Inc.
- Web.com Group, Inc

2010 Compensation Determinations

Annual Base Salary

The base salaries of Named Executive Officers are reviewed on an annual basis, as well as at the time of a promotion or other significant change in responsibilities. The following table sets forth the base salaries approved for the Named Executive Officers for 2010 and 2009.

Name	2010	2009	% Change
William J. Lansing	$410,000	$410,000	—
David B. Binder	$243,000	$210,000	15.7%
Stephen P. Hawthornthwaite	$225,000	—	—
Nikhil Behl	$210,000	—	—
Travis J. McElfresh	$210,000	—	—

Mr. Binder's base salary was increased primarily due to the benchmarking noted above. The base salaries of Messrs. Hawthornthwaite, McElfresh, and Behl reflect the minimum levels specified in their respective employment agreements entered into in 2010. Mr. Lansing's base salary reflects the minimum level specified in his employment agreement entered into in 2009.

Annual Cash Incentive Bonus Plan

The target bonus for each Named Executive Officer is calculated based on a percentage of base salary. The respective employment agreements of the Named Executive Officers establish minimum target bonuses as a percentage of salary. Earned bonuses for each performance measure range from 65% to 150% multiplied by the component weighting based on the achievement of the specified Company-based performance measures. The annual bonus plan also provides negative discretion to the Committee to the extent Named Executive Officers do not achieve specified individual performance goals. The Committee also may adjust the final bonus amount as it deems appropriate to reflect changes in the industry, the Company, the executive's job duties or performance, or any other circumstance the Committee determines should impact bonus awards.

Performance Measures. Since 2004, the Committee has used revenue and Adjusted EBITDA as the two Company-based performance measures of the annual bonus plan. The individual performance goals reflect, among other things, the executive's job position and responsibilities as well as the Company's short-term and long-term strategic goals and competitive pressures. The Committee generally approves minimum, target, and maximum performance levels such that the relative difficulty of achieving the target cash bonus is consistent from year to year. Beginning in 2010, the Committee used annual target performance periods instead of quarterly or semi-annual target performance periods used in prior years. Further, beginning in 2010, all bonus payments were made annually instead of certain executives receiving bonus payments on a semi-annual basis.

Revenue is a critical measure of the Company's operations and growth, and serves as the primary basis for funding the Company's strategic plans.

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, excluding non-cash stock-based compensation expense and non-recurring and non-operating items. For the purpose of the annual bonus plan, Adjusted EBITDA is not necessarily the Adjusted EBITDA number provided in connection with the Company's earnings releases and SEC reports because the bonus performance measure excludes certain non-operational gains or losses. The Committee uses Adjusted EBITDA because it believes it is an important measure of the Company's operating performance. Specifically, this measure focuses on the Company's essential operating results by removing the impact of the Company's capital structure (interest income from investments), asset base (depreciation and amortization), tax consequences, specified non-operating items, and specified non-cash items. The Adjusted EBITDA measure used for earnings releases and SEC reports is used by management for internal management purposes, when publicly providing guidance on possible future results, and as a means to evaluate period-to-period comparisons. Adjusted EBITDA is also a common measure used by investors and analysts to evaluate the Company's performance, as it provides a more complete understanding of the Company's results of operations and trends affecting the Company's business when viewed together with GAAP results.

2010 Program. The Committee established the following bonus payout scale based on the achievement of Company-based performance measures, with the achievement of total revenue, adjusted revenue (defined as total revenue adjusted for specified volatile distribution accounts), and Adjusted EBITDA weighted 20%, 20%, and 60%, respectively. Performance results are rounded up to the nearest percentage point. The bonus payout for the achievement of each metric is independent from the achievement of any other metric.

Performance level	Actual Revenue/Adjusted EBITDA vs. Target (%)	Earned bonus (% of Target bonus)
Below threshold	0% — 79%	0%
At or above threshold/below target	80%	65%
	81% — 99%	67% to 98%
Target	100%	100%
Above target/below maximum	101% to 134%	101% to 149%
Maximum	135% or more	150%

For each whole percentage point between threshold and target, the bonus achievement percentage is increased by 1.75%. For each whole percentage point between target and maximum, the bonus achievement percentage is increased by 1.43%.

The target Company-based performance measures and the Company's actual performance in 2010 are set forth below (dollars in thousands).

	2010				2009	
Performance goal	Target	Actual	Earned Bonus (% of Target Bonus)	Weighting	Actual	Weighting
Core segment revenue(1)	$281,911	$214,343	0.0%	20%	$207,646	50%
Adjusted Core segment revenue(1)	$208,714	$188,480(2)	84.3%	20%	—	—
E-Commerce segment revenue(3)	$ 27,072	$ 32,492	130.0%	40%	—	—
Adjusted EBITDA – Core segment(1)	$ 29,255	$ 24,429(4)	72.0%	60%	$ 26,161	50%
Adjusted EBITDA – E-Commerce segment(3)	$ (2,850)	$ (4,820)	0.0%	60%	—	—

(1) Core segment measures were used for all executive bonus computations other than Mr. Behl's.
(2) Adjusted Core segment revenue excludes all revenue generated by Make The Web Better in 2010.
(3) E-Commerce segment measures were used for Mr. Behl's bonus computation.
(4) Adjusted EBITDA – Core segment also excludes Manos litigation costs, the benefit from the acquisition of Make The Web Better in 2010, executive severance costs, and accounting method change adjustments.

Notwithstanding the foregoing, the Committee also required each Named Executive Officer to achieve at least 50% of the specified individual performance goals in order to earn any bonus, regardless of the Company's performance noted above. The Committee retained discretion to pay out partial or no bonuses if such individual performance goals were at least 50% but not 100% achieved. In addition, the Chief Executive Officer was also entitled to use a multiplier of 0.8 to 1.2 times the bonus amounts for each executive officer, but the total revisions had to result in a net zero change to the total dollars awarded to such executives.

Target and earned annual bonus. The following table sets forth the target annual bonus for 2010 and 2009 and the earned annual bonus for 2010 approved for the Named Executive Officers.

Name	Target annual bonus (% of base salary) 2010	Target annual bonus (% of base salary) 2009	Target annual bonus ($) 2010	Target annual bonus ($) 2009	2010 earned annual bonus
William J. Lansing(1)	100%	100%	$410,000	$410,000	—
David B. Binder	60%	50%	$145,800	$105,000	$89,958
Steven P. Hawthornthwaite(2)	60%	—	$135,000	—	$63,299
Nikhil Behl(2)	50%	—	$105,000	—	$35,311
Travis J. McElfresh	50%	—	$105,000	—	$17,793

(1) Mr. Lansing did not earn a 2010 annual bonus due to his termination of service and in accordance with his separation agreement.
(2) 2010 Earned Annual Bonus reflects prorated bonuses due to employment for less than the full year. On an annualized basis, Messrs. Hawthornthwaite, McElfresh, and Behl would have earned a bonus of $81,068, $63,053, and $54,613, respectively.

Mr. Binder's target annual bonus, as a percentage of base salary, was increased due to benchmarking. His target annual bonus, in dollars, was also impacted by his base salary increase. The target annual bonus of Mr. Lansing reflects the minimum target level specified in his employment agreement entered into in 2009. The target annual bonus of Messrs. Hawthornthwaite, McElfresh, and Behl reflect the minimum levels specified in their respective employment agreements entered into in 2010.

The Committee determined that at least 100% of the individual performance goals were satisfied by the Named Executive Officers. The Committee did not otherwise use any negative discretion in approving the 2010 bonus amounts, and the Chief Executive Officer did not revise any executive bonuses determined by the Committee.

Long-Term Equity Incentive Program

The Committee uses a long-term equity compensation program consisting of stock options and RSUs.

Continuing Named Executive Officers. Messrs. Lansing and Binder received stock options and RSUs in March 2010 in connection with the ordinary course long-term equity compensation program. Approximately 53% of their long-term compensation award was granted in RSUs, with the remaining portion granted in options. The options vest over a three-year period, with 33 1/3% vesting on the first anniversary of the grant date, and the remainder vesting ratably thereafter on a semi-annual basis. One-half of the RSUs vest on the second anniversary of the grant date and the remaining portion vests on the third anniversary of the grant date. Their equity grants for the 2010 compensation program are set forth in the following table.

	RSU			Options			
	2010 Award			2010 Award			
Name	Grant Date Fair Value	Shares	(Decrease) in Grant Date Fair Value from 2009	Grant Date Fair Value	Shares	(Decrease) in Grant Date Fair Value from 2009	Total (Decrease) in Grant Date Fair Value from 2009
William J. Lansing	$797,720	74,000	(51.2)%	$708,458	183,000	(83.3)%	(74.4)%
David B. Binder	$312,620	29,000	(16.1)%	$278,737	72,000	(20.8)%	(18.4)%

Mr. Lansing's equity compensation was significantly reduced from 2009 due to the new hire grants in 2009. Mr. Binder's equity compensation decreased from 2009 due to benchmarking.

New Hire Named Executive Officers. Messrs. Hawthornthwaite, McElfresh, and Behl received stock options and RSUs in 2010 in connection with their hiring. Approximately 63%, 59%, and 58% of the long-term compensation award of Messrs. Hawthornthwaite, McElfresh, and Behl, respectively, was granted in RSUs, with the remaining portion grants in options. The options and RSUs vest over a three-year period, with 33 1/3% vesting on the first anniversary of the grant date, and the remainder vesting ratably thereafter on a semi-annual basis.

	RSU		Options	
Name	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares
Stephen P. Hawthornthwaite	$1,359,600	120,000	$813,775	200,000
Nikhil Behl	$ 806,400	90,000	$582,425	180,000
Travis J, McElfresh	$ 826,000	100,000	$584,285	200,000

The foregoing equity compensation resulted from the competitive hiring market.

Equity Compensation – Other Policies

Timing and Pricing of Share-Based Grants in 2010. The Committee did not grant equity awards in anticipation of the release of material nonpublic information. Similarly, the Company did not time the release of material nonpublic information based on equity award grant dates.

In accordance with the 1996 Plan, the exercise price of an option is the closing price of the Company's common stock (as reported by NASDAQ) on the date approved by the Committee to be the date of grant (which date is not earlier than the date the Committee approved such grant).

Prohibition Against Short Selling or other Hedging of Company Securities. On November 3, 2010, the Board of Directors amended the Code of Business Conduct and Ethics to prohibit any director, officer, or other employee, agent, or contractor from engaging in short sales of, or otherwise hedging, the Company's securities. This prohibition includes any transaction, direct or indirect, involving financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) that are designed to hedge or offset any decrease in the market value of Company securities. This prohibition applies to all securities issued by the Company, including equity and debt.

Perquisites

The Company has historically maintained a conservative approach to providing perquisites to executive officers. These perquisites have been carefully selected to ensure that there is an indirect benefit to the Company and that the value provided to employees is not excessive. In addition, many perquisites offered to executives are offered to all employees generally. Although offered to all employees, the one perquisite that is not offered at the same level to every employee is the $150,000 life insurance plan, for which the Company pays the premium. The life insurance plan provides a benefit of two times the annual salary of each employee, capped at $150,000. While the limit of the $150,000 life insurance plan offered to the executive officers is higher than the limit offered to some employees, all employees with a salary of at least $75,000 enjoy the same benefit offered to the executive officers.

Severance Payments

As noted earlier, Messrs. Lansing and Voelker's employment with the Company ended in 2010 and they earned significant severance payments. See "Potential Payments Upon Termination of Employment" for a description of these severance arrangements, as well as potential payments and benefits to the other Named Executive Officers under the Company's compensation plans and arrangements upon termination of employment and/or a change of control of the Company.

All of the Named Executive Officers have (or had at the time they were employed by the Company) an employment agreement with the Company that includes specified severance benefits. In general, cash severance is only paid upon: (a) a termination of employment by the Company without cause; (b) a termination of employment by the executive with good reason; (c) death or disability of the executive; or (d) a change of control.

A fundamental feature of the change of control provisions in the employment agreements is that the benefits have a "double-trigger," which means that two events must occur for payments to be made (a change of control and the actual or constructive termination of employment, in this case within a specified period before or after such trigger event). The change of control provisions also contain a cut-back on severance compensation to ensure no Section 280G tax is triggered. The Committee believes that the foregoing change of control compensation is in the best interest of the Company and its stockholders to ensure the continued dedication of such employees, notwithstanding the possibility, threat or occurrence of a change of control. Further, it is imperative to diminish the inevitable distraction of such employees by virtue of the personal uncertainties and risks created by a pending or threatened change of control, and to provide such employees with compensation and benefits arrangements upon a change of control that are competitive with those of other companies.

Notwithstanding the foregoing, a portion of the equity awards are subject to a single trigger under the terms of the 1996 Plan *(see details below under "Potential Payments Upon Termination of Employment – InfoSpace, Inc. Restated 1996 Flexible Stock Incentive Plan").*

Policy Regarding Retroactive Adjustments

Section 304 of the Sarbanes-Oxley Act of 2002 requires a company to claw back certain incentive-based compensation and stock profits of the Chief Executive Officer and Chief Financial Officer if the company is required to prepare an accounting restatement due to the material noncompliance of the company, as a result of misconduct, with any financial reporting requirement under the securities laws. The Committee does not otherwise have a formal policy regarding whether the Committee will make retroactive adjustments to, or attempt to recover, cash or share-based incentive compensation granted or paid to senior management in which the payment was predicated upon the achievement of certain financial results that are subsequently the subject of a restatement. The Committee intends to adopt an appropriate recoupment policy following the approval of applicable regulations required by the Dodd-Frank Act.

Accounting and Tax Considerations

Deductibility of Executive Officer Compensation

The Committee has reviewed the Company's compensation programs and policies in light of Section 162(m) of the Internal Revenue Code, which states that annual compensation in excess of $1 million paid to the Company's CEO and the three other highest compensated executive officers (excluding the CFO) is not deductible by the Company for federal income tax purposes, subject to specified exemptions (the most significant of which is certain performance-based compensation).

The Committee intends to continue to review the application of Section 162(m) with respect to any future compensation arrangements considered by the Company. To maintain flexibility in compensating the Company's executive officers to meet a variety of objectives, the Committee does not have a policy that all executive compensation must be tax-deductible.

Nonqualified Deferred Compensation

Section 409A of the Code provides that amounts deferred under nonqualified deferred compensation arrangements will be included in an employee's income when vested unless certain conditions are met. If the conditions are not satisfied, amounts subject to such arrangements will be immediately taxable and employees will be subject to additional income tax, penalties, and a further additional income tax calculated as interest on income taxes deferred under the arrangement. In recent years, the Company revised certain of its compensation agreements to ensure that all of the Company's employment, severance, and deferred compensation arrangements satisfy the requirements of Section 409A to allow for deferral without accelerated taxation, penalties, or interest.

Change in Control Payments

Section 280G of the Code disallows a company's tax deduction for "excess parachute payments," generally defined as payments to specified persons that are contingent upon a change of control in an amount equal to or greater than three times the person's base amount (the five-year average of Form W-2 compensation). Additionally, Code Section 4999 imposes a 20% excise tax on any person who receives excess parachute payments.

The Company's employment agreements with Named Executive Officers and its share-based plans entitle participants to payments in connection with a change in control that may result in excess parachute payments. As noted earlier, the former employment agreements with Messrs. Lansing and Voelker provided for a full tax gross-up on benefits that exceed the limits set forth in Section 280G of the Code. The employment agreements of the other Named Executive Officers include a cut-back on severance compensation to ensure no Section 280G tax is triggered.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table sets forth information concerning the compensation earned in 2010, and prior years to the extent applicable, by the Named Executive Officers:

Summary Compensation Table

Name and principal position	Year	Salary	Bonus	Stock awards(1)	Option awards(1)	Non-equity incentive plan compensation	All other compensation(2)	Total
William J. Ruckelshaus .... President and Chief Executive Officer	2010	$ 56,923	—	$ 289,324(3)	$ 30,274(3)	—	$ 55,267	$ 431,788
William J. Lansing .... Former Chief Executive Officer	2010	$354,808	—	$ 797,720	$ 708,458	—	$1,647,443	$3,508,429
	2009	$376,885	$ 175,000	$1,636,000	$4,247,793	$486,761	$ 7,482	$6,929,921
David B. Binder .... Chief Financial Officer	2010	$236,193	—	$ 312,620	$ 278,737	$ 89,958	$ 7,451	$ 924,959
	2009	$210,808	—	$ 372,750	$ 351,838	$134,137	$ 7,494	$1,077,027
	2008	$210,846	—	$ 756,427	$ 507,528	$122,456	$ 252,667	$1,849,924
Stephen P. Hawthornthwaite ... Vice President of Corporate Development	2010	$177,404	—	$1,359,600	$ 813,775	$ 63,299	$ 344	$2,414,422
Nikhil Behl .... Chief Executive Officer of Mercantila	2010	$137,308	$ 100,000	$ 806,400	$ 582,426	$ 35,311	$ 67	$1,661,512
Travis J. McElfresh .... Chief Technology Officer	2010	$ 60,577	—	$ 826,000	$ 584,285	$ 17,793	—	$1,488,655
James F. Voelker(4) .... Former Executive Chairman of the Board of Directors	2010	$150,577	—	—	—	—	$2,854,938	$3,005,515
	2009	$171,731	$ 39,111	—	—	—	$ 7,494	$ 218,336
	2008	$403,077	$3,600,000	$1,748,000	—	$466,500	$ 7,044	$6,224,621

(1) Stock awards consist of RSUs granted under the 1996 Plan, with each RSU representing the right to receive one share of our common stock upon vesting. Option awards consist of options granted under the 1996 Plan to purchase shares of our common stock. The dollar amount for stock and option awards is the grant date fair value, excluding the effect of estimated forfeitures. Assumptions used in the valuation of stock and option awards granted in 2010 are discussed in "Note 6: Stock-based Compensation Expense" of the Notes to Consolidated Financial Statements (Item 8 of Part II) in our Annual Report on Form 10-K for the year ended December 31, 2010.

(2) All other compensation in 2010 consists of:

All other compensation	Contributions under 401(k) plan	Life insurance policy premium	Fees earned in cash while non-employee director	Severance	Derivative settlement(a)
William J. Ruckelshaus	—	$ 17	$55,250	—	—
William J. Lansing	$7,350	$ 93	—	$1,640,000(b)	—
David B. Binder	$7,350	$101	—	—	—
Stephen P. Hawthornthwaite ..	$ 260	$ 84	—	—	—
Nikhil Behl	—	$ 67	—	—	—
James F. Voelker	$5,673	$101	—	$2,400,000(c)	$449,164

(a) Consists of taxable gain on the value placed on the securities surrendered as part of the settlement of shareholder derivative litigation (see disclosure in "Note 7: Commitments and Contingencies" of the Notes to Consolidated Financial Statements (Item 8 of Part II) in the Annual Report on Form 10-K filed by the Company on March 11, 2011).
(b) Payment will be made ratably, on the Company's regular payroll schedule, over two years, concluding in November 2012.
(c) Lump sum payment was made in the first quarter of 2011.

(3) On May 11, 2010, we granted Mr. Ruckelshaus options to purchase 11,100 shares of our common stock and 4,500 RSUs as compensation earned as a non-employee director. These awards are expected to vest on May 11, 2011. The grant date fair value of the option award was $30,274, or $2.73 per share, based on the Black-Scholes-Merton valuation model. The grant date fair value of the RSU award of $39,330 was based on the closing share price on May 11, 2010 of $8.74 per share.
(4) Mr. Voelker was an executive officer at the beginning of 2010, but ceased to be an executive after the reduction of his role and his separation from service in August 2010.

Employment Agreements. As set forth in their respective employment agreements, as updated, Mr. Binder's base salary is $243,000, with a minimum incentive bonus of 50% of his current base salary; Mr. Hawthornthwaite's base salary is $225,000, with a target incentive bonus of 60% of his current base salary; Mr. McElfresh's base salary is $210,000, with a target incentive bonus of 50% of his current base salary; Mr. Behl's base salary is $210,000, with a target incentive bonus of 50% of his current base salary and a retention bonus totaling $500,000 if he remains employed through May 10, 2011; and Mr. Lansing's base salary was $410,000, with a minimum incentive bonus of 100% of his base salary. See "Potential Payments Upon Termination of Employment" for a more detailed description of the material terms of the employment agreements of Messrs. Binder, Hawthornthwaite, McElfresh, and Behl and the severance agreements of Messrs. Lansing and Voelker. See "Compensation Discussion and Analysis – Executive Summary – Messrs. Ruckelshaus and Voelker" for a description of the employment agreements of Messrs. Ruckelshaus and Voelker.

Chief Executive Officers. Mr. Voelker served as InfoSpace's CEO from 2003 through February 2, 2009. Mr. Lansing served as CEO from February 2, 2009 to November 11, 2010. Mr. Ruckelshaus has served as CEO since November 11, 2010.

Non-equity Incentive Compensation. Non-equity incentive compensation for 2010 consists of amounts earned under the 2010 InfoSpace Executive Bonus Plan. Non-equity incentive compensation for 2009 and 2008, if any, consist of amounts earned under the 2009 InfoSpace Executive Bonus Plan and the 2008 Executive Bonus Plan, respectively.

New Hire Equity Grants. In 2010, Messrs. Hawthornthwaite, McElfresh, and Behl received a relatively higher percentage of equity compensation as part of the new hire compensation package used to attract such employees, as well as to quickly establish alignment with stockholders, consistent with the Compensation Committee's past practice for newly hired or promoted executive officers. Likewise, in 2009, Mr. Lansing also received a relatively higher percentage of equity compensation as part of the new hire compensation package.

All Other Compensation. All other compensation in 2009 and 2008 includes contributions under InfoSpace's 401(k) plan and premiums for the Named Executive Officers' $150,000 life insurance policy. In 2008, All Other Compensation for Mr. Binder also included $147,132 of payments in connection with the special dividends declared by InfoSpace in 2007 and paid in 2008, and $98,491 of a tax gross-up related to these payments.

Grants of Plan-Based Awards in 2010

The following table sets forth certain information regarding non-equity and equity plan-based awards granted by InfoSpace to the Named Executive Officers in 2010:

Name	Grant date	Estimated possible payouts under non-equity incentive plan awards			All other option awards: number of securities underlying options	Exercise or base price per share of option awards	All other stock awards: number of shares of stock or units	Grant date fair value of stock and option awards
		Threshold	Target	Maximum				
William J. Ruckelshaus	5/11/2010	—	—	—	11,100(1)	$ 8.74	—	$ 30,274
	12/7/2010	—	—	—	—	—	32,509(2)	$ 249,994
	5/11/2010	—	—	—	—	—	4,500(3)	$ 39,330
William J. Lansing	3/29/2010	—	—	—	183,000(4)	$10.78	—	$ 708,458
	3/29/2010	—	—	—	—	—	74,000(5)	$ 797,720
	—	$36,799(6)	$353,836(6)	$636,904(6)	—	—	—	—
David B. Binder	3/29/2010	—	—	—	72,000(4)	$10.78	—	$ 278,737
	3/29/2010	—	—	—	—	—	29,000(5)	$ 312,620
	—	$14,163	$136,187	$245,136	—	—	—	—
Stephen P. Hawthornthwaite	3/22/2010	—	—	—	200,000(7)	$11.33	—	$ 813,775
	3/22/2010	—	—	—	—	—	120,000(7)	$1,359,600
	—	$10,963(6)	$ 87,843(6)	$189,740(6)	—	—	—	—
Nikhil Behl	5/10/2010	—	—	—	180,000(8)	$ 8.96		$ 582,426
	5/10/2010	—	—	—	—	—	90,000(8)	$ 806,400
	—	$ 7,061(6)	$ 81,469(6)	$122,203(6)	—	—		—
Travis J. McElfresh	11/3/2010	—	—	—	200,000(9)	$ 8.26	—	$ 584,285
						—	100,000(9)	$ 826,000
	—	$ 3,082(6)	$ 29,630(6)	$ 53,334(6)	—	—	—	—

(1) Consists of options granted to Mr. Ruckelshaus under the 2010 non-employee director compensation plan.
(2) Consists of RSUs granted pursuant to Mr. Ruckelshaus's employment agreement. The RSUs vest monthly over one year such that they are fully vested on November 11, 2011.
(3) Consists of RSUs granted to Mr. Ruckelshaus under the 2010 non-employee director compensation plan.
(4) Consists of awards granted on March 29, 2010 under the long-term equity incentive compensation program vesting on the standard schedule noted below.
(5) Consists of RSUs granted on annual basis under the long-term equity incentive compensation program. The RSUs vest over three years; 50% vests on March 29, 2012 and 50% vests on March 29, 2013.
(6) Amounts are pro-rated for the periods that each officer was employed by InfoSpace during 2010.
(7) Consists of awards granted on March 22, 2010 pursuant to Mr. Hawthornthwaite's employment agreement vesting on the standard schedule noted below.
(8) Consists of awards granted on May 10, 2010 pursuant to Mr. Behl's employment agreement vesting on the standard schedule noted below.
(9) Consists of awards granted on November 3, 2010 pursuant to Mr. McElfresh's employment agreement vesting according to the following schedule: 33.33% vests on September 20, 2011, and the remainder vest ratably thereafter on a semi-annual basis until September 20, 2013.

Non-equity Incentive Plan Awards. The estimated possible payouts show the potential value of the payout for each Named Executive Officer under the 2010 InfoSpace Executive Bonus Plan if the threshold, target, or maximum performance measure goals are satisfied, as described in the CD&A above. The possible payouts were performance-driven and therefore were completely at risk. As described in the CD&A, the targets are set to be challenging and to require significant effort for their achievement. In 2010, adjusted revenue and Adjusted EBITDA thresholds were each exceeded during the year, while the total revenue threshold was not met. The threshold amount described above is based on meeting only one of the smallest of the three performance goals at the threshold range, with an additional 20% deduction for individual performance goals as provided for in the plan.

Stock Awards and Option Awards. All other stock awards and all other option awards consist of RSUs and options, respectively, granted under our 1996 Plan. Each RSU represents the right to receive one share of our common stock upon vesting, and the options represent the right to purchase shares of our common stock. The exercise or base price per share of option awards column consists of the strike price for options granted. Options were granted at an exercise price equal to the closing price of our common stock on the date of the grant. Assumptions used in the valuation of these awards are discussed in "Note 6: Stock-based Compensation Expense" of the Notes to Consolidated Financial Statements (Item 8 of Part II) in our Annual Report on Form 10-K for the year ended December 31, 2010.

Except as noted in the above table, stock and option awards generally vest 33 ⅓% on the first anniversary of the grant date, and the remainder vest ratably thereafter on a semi-annual basis until the third anniversary of the grant date.

Outstanding Equity Awards at December 31, 2010

The following table sets forth information concerning unexercised options and unvested RSUs for each of the Named Executive Officers outstanding as of December 31, 2010:

		Option Awards(1)					Stock Awards(1)	
		Number of securities underlying unexercised options						
Name	Grant date	Exercisable	Not exercisable	Option exercise price/share	Option expiration date	Intrinsic value of unexercised options(2)	Number of shares of stock that have not vested	Market value of shares of stock that have not vested(2)
William J. Ruckelshaus	5/11/2010	—	11,100	$ 8.74	5/11/2017	—	—	—
	6/4/2009	7,500	—	$ 7.19	6/4/2016	$ 8,325	—	—
	5/12/2008	7,500	—	$ 9.64	5/12/2015	—	—	—
	5/2/2007	10,000	—	$25.17	5/2/2014	—	—	—
	12/7/2010	—	—	—	—	—	29,800(3)	$247,340
	5/11/2010	—	—	—	—	—	4,500(4)	$ 37,350
William J. Lansing	2/2/2009	1,400,000	—	$ 8.18	2/2/2016	$168,000	—	—
	3/29/2010	183,000	—	$10.78	3/29/2017	—	—	—
David B. Binder	3/29/2010	—	72,000	$10.78	3/29/2017	—	—	—
	5/11/2009	70,001	69,999	$ 7.10	5/11/2016	$168,000	—	—
	2/29/2008	125,000	25,000	$10.19	2/28/2015	—	—	—
	6/7/2006	20,000	—	$21.98	6/7/2013	—	—	—
	5/19/2006	30,000	—	$24.47	5/19/2013	—	—	—
	7/29/2005	20,000	—	$24.14	7/29/2012	—	—	—
	4/4/2005	20,000(5)	—	$41.83	4/4/2012	—	—	—
	11/8/2004	10,000	—	$55.09	11/8/2011	—	—	—
	3/29/2010	—	—	—	—	—	29,000(6)	$240,700
	5/11/2009	—	—	—	—	—	26,249	$217,867
	1/2/2008	—	—	—	—	—	8,330(7)	$ 69,139
Stephen P. Hawthornthwaite	3/22/2010	—	200,000	$11.33	3/22/2017	—	—	—
	3/22/2010	—	—	—	—	—	120,000	$996,000
Nikhil Behl	5/10/2010	—	180,000	$ 8.96	5/10/2017	—	—	—
	5/10/2010	—	—	—	—	—	90,000	$747,000
Travis J. McElfresh	11/3/2010	—	200,000(8)	$ 8.26	9/20/2017	$ 8,000	—	—
	11/3/2010	—	—	—	—	—	100,000(8)	$830,000
James F. Voelker	1/3/2006	450,000	—	$24.29	1/3/2013	—	—	—
	12/21/2002	600,000	—	$ 9.20	12/21/2012	—	—	—
	7/19/2002	5,500	—	$ 6.70	7/19/2012	$ 8,800	—	—

(1) Unvested stock and option awards generally vest 33 ⅓% on the first anniversary of the grant date, and the remainder vest ratably thereafter on a semi-annual basis until the third anniversary of the grant date. Exceptions are noted in the notes below.

(2) The intrinsic value of options and the market value of unvested RSUs are based on the closing price of our common stock on December 31, 2010, which was $8.30 per share.

(3) Vests ratably on the 11th of every month beginning in December 2010, such that it is fully vested on November 11, 2011.

(4) Granted as part of 2010 non-employee director compensation prior to Mr. Ruckelshaus's appointment to President and Chief Executive Officer. 100% vests on May 11, 2011.
(5) 50% vests on each of March 29, 2012 and March 29, 2013.
(6) Consists of options granted under the InfoSpace, Inc. Switchboard Incorporated Stock Incentive Plan
(7) 100% vested on January 2, 2011.
(8) 33 1/3% vests on September 20, 2011, and the remainder vest ratably thereafter on a semi-annual basis until September 20, 2013.

Option Exercises and Stock Vested in 2010

The following table sets forth certain information regarding RSUs held by the Named Executive Officers that vested during 2010, including the aggregate value realized on such vesting before the payment of any fees, commissions, or taxes. No stock options were exercised by the Named Executive Officers in 2010:

	Stock awards	
Name	Number of shares acquired on vesting	Value realized on vesting(1)
William J. Ruckelshaus	2,709	$ 21,239
William J. Lansing	274,000	$2,233,790
David B. Binder	53,212	$ 500,424
James F. Voelker	100,000	$ 791,000

(1) The value realized on vesting was calculated by multiplying the number of shares acquired upon the vesting of RSUs by the closing price of the Company's common stock per share on the vesting date.

Potential Payments Upon Termination of Employment

The following section describes potential payments and benefits to the Named Executive Officers under the Company's compensation and benefit plans and arrangements upon termination of employment or a change of control of the Company as of December 31, 2010. The amounts set forth for Mr. Lansing and Mr. Voelker reflect a summary of the actual payments made pursuant to their separation agreements with the Company.

All of the Named Executive Officers have employment agreements with the Company (or had such agreements while employed with the Company), and certain of the Company's benefit plans and arrangements contain provisions regarding acceleration of vesting and payment upon specified events.

InfoSpace, Inc. Restated 1996 Flexible Stock Incentive Plan

Except as explained below, under our 1996 Plan, any outstanding equity award terminates upon a change of control (as defined in the 1996 Plan). The equity award does not terminate, however, if the equity award is assumed or substituted by the successor corporation or its parent company. Regardless of whether the equity award is assumed or substituted by the successor corporation or its parent company, to the extent permitted by law, 25% of unvested equity awards vest immediately prior to a change of control transaction. If the equity awards are not assumed or substituted with equity awards providing substantially equal value and substantially similar provisions as the equity award, then an additional 25% of unvested equity awards vest immediately prior to a change of control transaction. Additionally, as more fully described below, our employment agreements with our Named Executive Officers provided for some or full acceleration of vesting of all equity awards held by the Named Executive Officer upon a change of control, termination of employment of the executive officer by us or our successor if such termination was not for cause or was by the executive for good reason, as well as in some cases upon termination due to disability or upon the death of the executive. The Compensation Committee retains discretionary authority at any time, including immediately prior to or upon a change of control, to accelerate the exercisability of any award, the end of a performance period, or the termination of any restriction period. The Compensation Committee did not use this discretion in 2010.

Severance Arrangements

Defined Terms. In general, the following definitions, or similar definitions, are used in the employment agreements with Named Executive Officers (for specific language for each Named Executive Officer, please review the applicable agreement):

Change of control is defined in the employment agreements with our Named Executive Officers as the occurrence of any of the following:

(i) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 50% or more of the total voting power represented by the Company's then outstanding voting securities;

(ii) Any merger or consolidation of the Company with any other corporation that has been approved by the stockholders of the Company, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the stockholders of the Company approve a plan of complete liquidation of the Company;

(iii) Any sale or disposition by the Company, in one transaction or a series of related transactions, of all or substantially all the Company's assets; or

(iv) A change in the composition of the Company's Board of Directors occurring within a two-year period (one-year period in the case of our former CEO and current CEO), as a result of which fewer than a majority of the directors are Incumbent Directors. An "Incumbent Director" is a director who either is (A) a director of the Company as of the effective date of the employment agreement or (B) elected, or nominated for election, to the Board of Directors with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination. For purposes of the preceding, individuals who are elected pursuant to clause (B) are also considered Incumbent Directors.

Severance Agreements with David Binder, Steven Hawthornthwaite, Travis McElfresh, and Nikhil Behl

For David Binder, Steven Hawthornthwaite, Travis McElfresh, and Nikhil Behl, if the executive's employment is terminated by InfoSpace without cause (as defined in the relevant employment agreement) or by the executive for good reason (as defined in the relevant employment agreement), the executive is entitled to severance benefits of a one-time "lump-sum" payment of 100% of his annual salary rate and 50% of his annual targeted bonus (100% for Mr. Binder), acceleration of vesting of 50% of the executive's unvested stock options and RSUs, and Company-paid COBRA insurance benefits for up to 12 months from the termination date. The executive officer has 12 months to exercise his vested stock options. In addition, if Nikhil Behl's employment is terminated as described in this paragraph prior to May 10, 2011, he will be entitled to $150,000 of the "retention bonus" that he is due on May 10, 2011.

For such Named Executive Officers, in the event of an executive officer's death during the term of the employment agreement, such executive officer's estate is entitled to severance benefits of 100% of his then-current annual salary for 90 days, the right to exercise the executive officer's then-vested options from one year following the executive officer's death, and Company-paid COBRA health insurance benefits for 90 days.

In the event of such Named Executive Officer's termination of employment with the Company due to disability (as defined in the employment agreement), such executive officer is entitled to continuing payments of his base salary until the earlier of eligibility for long-term disability payments under the Company's group disability policy or 180 days following termination.

The employment agreements with such Named Executive Officers further provide that in the event that the severance benefits are payable in connection with a change of control and (i) constitute "parachute payments" within the meaning of Section 280G of the Code and (ii) would be subject to Excise Tax, then the severance benefits otherwise payable in connection with a change of control shall be reduced by the minimum extent necessary such that no portion of such benefits would be subject to the Excise Tax. Unless the Company and the executive otherwise agree in writing, any determination shall be made in writing by our independent public accountants, whose determination shall be conclusive and binding upon the executive and the Company for all purposes. The Company shall bear all costs the accountants may reasonably incur in connection with any such calculations.

Prior to receiving severance for any termination, such Named Executive Officers are required to sign a release with the Company that includes, among other terms, a confidentiality provision with an unlimited term.

Severance Arrangements with William Ruckelshaus

In connection with Mr. Ruckelshaus's selection as the Company's President and CEO, the Company entered into an employment agreement with Mr. Ruckelshaus, effective November 11, 2011, and with a term of one year (the "***Ruckelshaus Agreement***").

If Mr. Ruckelshaus's employment is terminated by InfoSpace without cause (as defined in the Ruckelshaus Agreement) or by Mr. Ruckelshaus for good reason (as defined in the Ruckelshaus Agreement), Mr. Ruckelshaus is entitled to severance benefits of the greater of either 90 days of his base salary or the remaining salary for the one-year term of the Ruckelshaus Agreement, payment of any unpaid bonus, acceleration of vesting of 100% of the RSUs granted in the Ruckelshaus Agreement, and, if he does not remain a member of the Company's Board of Directors after termination, vesting of 100% of any other unvested stock options, RSUs, or other equity, and Company-paid COBRA insurance benefits until the earlier of the time limit to receive COBRA coverage or the end of the one-year term of the Ruckelshaus Agreement. In the event of Mr. Ruckelshaus's death or termination of employment with the Company due to disability during the term of the agreement, he, or his estate, is entitled to the severance benefits set forth in this paragraph.

The Ruckelshaus Agreement further provides that in the event that the severance benefits are payable in connection with a change of control and (i) constitute "parachute payments" within the meaning of Section 280G of the Code and (ii) would be subject to Excise Tax, then the severance benefits otherwise payable in connection with a change of control shall be reduced by the minimum extent necessary such that no portion of such benefits would be subject to the Excise Tax. Unless the Company and the executive otherwise agree in writing, any determination shall be made in writing by our independent public accountants, whose determination shall be conclusive and binding upon the executive and the Company for all purposes. The Company shall bear all costs the accountants may reasonably incur in connection with any such calculations.

Prior to receiving severance for any termination, Mr. Ruckelshaus would be required to sign a release with the Company that includes, among other terms, a confidentiality provision with an unlimited term and a non-solicitation provision with a term of one year following any termination of employment.

Severance Arrangements with James Voelker

The agreement between the Company and Mr. Voelker was amended and restated in November 2008 (the "***Voelker Agreement***"). The Voelker Agreement provided for an initial employment term ending on December 31, 2010, which was not extended by Mr. Voelker and the Company. Pursuant to the terms of the Voelker Agreement, because his employment ended on December 31, 2010, for a reason other than termination for cause or a change of control, Mr. Voelker was eligible to receive: (i) his salary through the date of termination; (ii) the balance of any incentive awards earned and due but not yet paid; (iii) his accrued but unused vacation time through his termination date; (iv) other payments, if any, in accordance with applicable plans, programs, and other arrangements of the Company; (v) any payments due him with respect to expense reimbursements for expenses incurred prior to the termination date; (vi) a lump sum cash payment equal to three times the sum of his base salary and 100% of the higher of his actual 2008 bonus or his 2008 target bonus; and (vii) guaranteed continuation of comparable health coverage for him and his family for a period of 36 months. Mr. Voelker had no outstanding unvested awards after December 31, 2010, so no awards were accelerated or forfeited. As a condition of receiving these amounts, Mr. Voelker, was required to sign a release with the Company.

Severance Arrangements with William Lansing

In connection with Mr. Lansing's selection as the Company's CEO and President, the Company entered into an employment agreement with Mr. Lansing, effective February 2, 2009 (the "***Lansing Agreement***"). Mr. Lansing's employment was terminated by InfoSpace without cause on November 11, 2010, and as a result, Mr. Lansing was entitled to receive the following: (i) his salary through the date of termination; (ii) the balance of any incentive awards earned and due but not yet paid; (iii) his accrued but unused vacation time through his termination date; (iv) other payments, if any, in accordance with applicable plans, programs, and other arrangements of the Company; (v) any payments due him with respect to expense reimbursements for expenses incurred prior to the termination date; (vi) 24 months continued payment of his annual salary payable in equal installments over 24 months in an amount equal to 200% of his target bonus; (vii) Company reimbursement for the cost of Mr. Lansing's COBRA premiums for no more than 24 months following his termination; and (viii) acceleration of vesting of 100% of his equity awards. All of Mr. Lansing's outstanding unvested awards were accelerated and none were forfeited. As a condition of receiving these amounts, Mr. Lansing was required to sign a release with the Company, a copy of which was attached as Exhibit 10.1 on Form 8-K filed by the Company with the SEC on November 12, 2010.

Termination or Change in Control as of December 31, 2010

The following table sets forth the payments of severance and/or benefits that would be provided to each of the Named Executive Officers or his estate in the event of such executive officer's termination of employment due to a change in control, termination by the Company without cause or by the employee for good reason, death, or disability, assuming no reduction in severance payments related to Section 280G, per the terms of their employment agreements, as of December 31, 2010:

Name	Annual salary rate(1)	Other cash(2)	Health benefits(3)	Stock options(4)	Stock awards(4)	Total
William J. Ruckelshaus(5)						
Change in control	$345,205	$ 150,000	$19,807	$ 8,325	$284,690	$ 808,027
Without cause(6)	$345,205	$ 150,000	$19,807	$ 8,325	$284,690	$ 808,027
Death	$345,205	$ 300,000	$19,807	$ 8,325	$284,690	$ 958,027
Disability	$345,205	$ 150,000	$19,807	$ 8,325	$284,690	$ 808,027
William J. Lansing						
Termination Payment	—	$1,640,000	$29,917	—	$963,750	$2,633,667
David B. Binder						
Change in control	$243,000	$ 145,800	$19,807	$84,000	$263,853	$ 756,460
Without cause(6)	$243,000	$ 145,800	$19,807	$84,000	$263,853	$ 756,460
Death	$ 59,918	$ 150,000	$ 4,952	—	—	$ 214,870
Disability	$119,836	—	—	—	—	$ 119,836
Stephen P. Hawthornthwaite						
Change in control	$225,000	$ 67,500	—	—	$498,000	$ 790,500
Without cause(6)	$225,000	$ 67,500	—	—	$498,000	$ 790,500
Death	$ 55,479	$ 150,000	—	—	—	$ 205,479
Disability	$110,959	—	—	—	—	$ 110,959
Nikhil Behl						
Change in control	$210,000	$ 202,500	$19,807	—	$373,500	$ 805,807
Without cause(6)	$210,000	$ 202,500	$19,807	—	$373,500	$ 805,807
Death	$ 51,781	$ 150,000	$ 4,952	—	—	$ 206,733
Disability	$103,562	—	—	—	—	$ 103,562
Travis J. McElfresh						
Change in control	$210,000	$ 52,500	$19,807	$ 4,000	$415,000	$ 701,307
Without cause(6)	$210,000	$ 52,500	$19,807	$ 4,000	$415,000	$ 701,307
Death	$ 51,781	$ 150,000	$ 4,952	—	—	$ 206,733
Disability	$103,562	—	—	—	—	$ 103,562
James F. Voelker						
Separation from Service Payment	—	$2,400,000	$65,671	—	—	$2,465,671

(1) With respect to change in control payments, the amount shown assumes payment of one-time annual salary for Named Executive Officers. With respect to termination by the Company without cause or termination by the employee for good reason, the amount shown assumes payment of one year's annual salary for all Named Executive Officers. Payment is payable in a single lump sum. With respect to death and disability payments, the amount shown assumes payment of salary for 90 days and 180 days, respectively.

(2) With respect to change in control and without cause, Other cash primarily consists of annual target bonuses. Payment is payable in a single lump sum. The amount for Death includes a $150,000 life insurance policy payable upon death of employee. Mr. Lansing is receiving $1.6 million of severance payments ratably through bi-weekly payments during the two years subsequent to his termination date of November 11, 2011 per the terms of the Lansing Agreement. Mr. Voelker received a $2.4 million severance payment in the first quarter of 2011 per the terms of the Voelker Agreement.

(3) Consists of Company-paid insurance benefits.

(4) The value of the option awards and RSUs that vest is based on the closing price of our common stock on December 31, 2010, which was $8.30 per share, except for Mr. Lansing's which based is based on the closing price of our common stock on November 11, 2010, which was $7.71 per share, for the awards (1,058,000 options and 199,000 RSUs) that had their vesting accelerated per the terms of the Lansing Agreement.
(5) In addition to the life insurance policy, the employment agreement for Mr. Ruckelshaus includes payment of his salary for 90 days, a lump sum for any unpaid but earned and accrued bonus, and 100% of the immediately vesting of his then-unvested stock awards. If Mr. Ruckelshaus also does not remain on the Board of Directors, 100% of his then unvested option awards shall immediately vest.
(6) Termination without cause or termination by employee with good reason as defined in each Named Executive Officer's employment agreement.

EQUITY COMPENSATION PLANS

During 2010, certain executive officers and directors received benefits under our 1996 Plan. Our stockholders have approved the 1996 Plan and the 1998 Employee Stock Purchase Plan.

At December 31, 2010, of the plans not approved by stockholders described in the table below, only the 2001 Nonstatutory Stock Option Plan (the "***2001 Plan***") had shares available for future issuance. All plans are described in detail in "Note 5: Stockholders' Equity" in the Notes to Consolidated Financial Statements included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2010.

The following table provides certain information regarding the Company's equity compensation plans as of December 31, 2010:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted-average exercise price of outstanding options, warrants, and rights(3)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders(1)	7,004,380(2)	$11.77	5,186,002(4)
Equity compensation plans not approved by stockholders(5)	418,898	$14.35	1,678,703
Total	7,423,278	$11.95	6,864,705

(1) Includes shares to be issued under the 1996 Plan and our 1998 Employee Stock Purchase Plan.

(2) Consists of 5,626,895 shares of common stock issuable upon exercise of outstanding options and 1,377,485 shares of common stock issuable upon vesting of RSUs granted under the 1996 Plan.

(3) Consists of the weighted-average exercise price of outstanding options, as no warrants or rights other than options are currently outstanding.

(4) Includes 4,606,589 shares available for future grant under the 1996 Plan and 579,413 shares available for future grant under the 1998 Employee Stock Purchase Plan. Does not include the 1,804,432 additional shares that automatically became available for future issuance under the 1996 Plan on January 1, 2011 pursuant to such plan. Following such increase and pursuant to the terms of the 1996 Plan, this "evergreen" provision is no longer effective.

(5) Includes 110,565 shares issuable upon exercise of outstanding options under our 2001 Plan. There are 1,678,703 shares remaining available for future grants under such plan. Also includes 25,000 shares issuable upon exercise of outstanding options under the InfoSpace, Inc. Switchboard Incorporated Stock Incentive Plan, which was assumed in connection with the acquisition of Switchboard. Also includes 283,333 shares issuable upon exercise of outstanding options assumed in connection with the acquisition of the membership interests in F-Four, LLC in May 2009.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2011

The Audit Committee of the Board of Directors has appointed Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2011, and recommends that stockholders vote for ratification of this appointment. Although stockholder approval of this appointment is not required by law and is not binding on the Company, the Audit Committee will take your vote on this proposal into consideration when appointing our independent registered public accounting firm in the future. Even if you ratify the appointment of Deloitte & Touche LLP, the Audit Committee may in its sole discretion terminate such engagement and direct the appointment of another independent registered public accounting firm at any time during the year, although it has no current intention to do so.

Deloitte & Touche LLP has audited our financial statements annually since 1997 and their appointment has been ratified by stockholders every year proposed by the Board, which has been since the 1999 annual meeting of stockholders. Representatives of Deloitte & Touche LLP are expected to be present at the meeting, with the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL

PROPOSAL THREE

ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

In accordance with recent revisions to Section 14A of the Securities Exchange Act, the Company is providing stockholders with an advisory (non-binding) vote on the approval of the compensation programs for our Named Executive Officers. Accordingly, you may vote on the following resolution at the 2011 annual meeting of stockholders:

> "Resolved, that the stockholders approve, on an advisory basis, the compensation of the Named Executive Officers of InfoSpace, Inc., as disclosed in the Company's proxy statement for the 2011 annual meeting of stockholders, including the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure in the Proxy Statement."

This vote is nonbinding. The Board of Directors and the Compensation Committee expect to consider the outcome of the vote when considering future executive compensation decisions to the extent they can determine the cause or causes of any significant negative voting results.

The compensation of the Named Executive Officers is described in detail under "Compensation Discussion and Analysis." Stockholders are encouraged to read the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THE COMPENSATION DISCUSSION AND ANALYSIS, THE ACCOMPANYING COMPENSATION TABLES, AND THE RELATED NARRATIVE DISCLOSURE.

PROPOSAL FOUR

ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON NAMED EXECUTIVE OFFICER COMPENSATION

In addition to providing stockholders with the opportunity in Proposal Three to cast an advisory vote on the approval Named Executive Officer compensation, the Company is providing stockholders with an advisory vote on whether future advisory votes on Named Executive Officer compensation should be held every one, two, or three years.

The Board believes that a frequency of "every year" for the advisory vote on Named Executive Officer compensation is the optimal interval for conducting a "say on pay" vote.

The proxy card and voting instruction card provide stockholders with the opportunity to choose among four options (holding the vote every one, two, or three years, or abstaining) and, therefore, stockholders will not be voting to approve or disapprove the Board's recommendation.

Although this advisory vote on the frequency of future advisory votes on Named Executive Officer compensation is nonbinding, the Board and the Compensation Committee will take into account the outcome of the vote when considering the frequency of future advisory votes on Named Executive Officer compensation.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE OPTION OF "EVERY ONE YEAR" FOR FUTURE ADVISORY VOTES ON NAMED EXECUTIVE OFFICER COMPENSATION.

TRANSACTION OF OTHER BUSINESS

The Board of Directors of InfoSpace knows of no other matters to be submitted at the meeting. If any other matters come before the meeting, it is the intention of the persons named in the accompanying form of proxy to vote the shares they represent as the Board of Directors may recommend.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

Any stockholder proposal intended to be included in the Company's Proxy Statement and form of proxy for the 2012 annual meeting of stockholders (pursuant to rule 14a-8 of the Exchange Act) must be received by the Company at 601 108th Avenue NE, Suite 1200, Bellevue, Washington 98004 by no later than January 3, 2012 and must otherwise be in compliance with applicable SEC rules.

Any director nomination or stockholder proposal of other business intended to be presented for consideration at the 2012 annual meeting of stockholders, but not intended to be considered for inclusion in the Company's Proxy Statement and form of proxy for such meeting (i.e., not pursuant to Rule 14a-8 of the Exchange Act), must be received in a timely manner and otherwise in accordance with the Company's Bylaws and related policies and procedures. In particular, our Bylaws establish that nominations for the election of directors or proposals of other business may be made by any stockholder entitled to vote who has delivered written notice to the Corporate Secretary of InfoSpace not fewer than 60 days nor more than 90 days in advance of the annual meeting (or, with respect to an election of directors to be held at a special meeting, by the close of business on the seventh day following the date on which notice of such meeting is first given to stockholders), which notice must contain the information specified in the Bylaws concerning the nominees and concerning the stockholder proposing such nominations. In the event that less than 70 days' notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholders must be received not later than the close of business on the tenth day following the earlier of the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. Further information regarding nomination of directors is disclosed above in the descriptions of the Nominating and Governance Committee and of the Director Nomination Process under the heading "Board of Directors and Committee Information."

We reserve the right to reject, rule out of order, or take other appropriate action with respect to any nomination or proposal that does not comply with the requirements of our Bylaws or any applicable laws or regulations. A copy of the full text of our Bylaws is available on our company website at www.infospaceinc.com or may be obtained by writing to the Corporate Secretary of InfoSpace. All notices of proposals by stockholders, whether or not included in our proxy materials, should be sent to InfoSpace's principal executive offices at 601 108th Avenue NE, Suite 1200, Bellevue, Washington 98004, Attention: Corporate Secretary.

ANNUAL REPORT TO STOCKHOLDERS

Our Annual Report to Stockholders, including our Annual Report on Form 10-K for the year ended December 31, 2010, is being furnished together with this proxy statement. The Annual Report to Stockholders is also available on our company website at www.infospaceinc.com. Upon written request by any stockholder to Alesia Pinney, the Corporate Secretary of InfoSpace, at 601 108th Avenue NE, Suite 1200, Bellevue, Washington 98004, a copy of the Annual Report to Stockholders will be furnished without charge, and a copy of any or all exhibits to the Annual Report on Form 10-K will be furnished for a fee that will not exceed our reasonable expenses in furnishing those exhibits. Our SEC filings also are available to the public at the SEC's website at http://www.sec.gov.

By Order of the Board of Directors,



Alesia Pinney
General Counsel and Secretary

Bellevue, Washington
May 2, 2011


FSC
www.fsc.org
MIX
Paper from
responsible sources
FSC® C101537



infospace®

DIRECTORS

John E. Cunningham, IV
Chairman of the Board

William J. Ruckelshaus
Director, President, and
Chief Executive Officer

Jules Haimovitz

Gen. Richard D. Hearney (Ret.)

Steven W. Hooper

Elizabeth J. Huebner

Lewis M. Taffer

James F. Voelker

EXECUTIVE OFFICERS

William J. Ruckelshaus
President and
Chief Executive Officer

Nikhil Behl
CEO of Mercantila Acquisition LLC

David B. Binder
Chief Financial Officer and Treasurer

Eric M. Emans
Chief Accounting Officer

Michael J. Glover
Vice President, Distribution and Business Development

Stephen P. Hawthornthwaite
Vice President, Corporate Development

Travis J. McElfresh
Chief Technology Officer

Alesia L. Pinney
General Counsel and Secretary

STOCKHOLDER INFORMATION

Investor Information
To request copies of InfoSpace's Annual Report on Form 10-K or other financial information, or to contact Investor Relations, please call 866.438.4677 or visit our corporate Web site at www.infospaceinc.com

Securities
InfoSpace common stock is traded on the NASDAQ Global Select market under the symbol "INSP".

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
925 Fourth Avenue, Suite 3300
Seattle, WA 98104

Transfer Agent
BYN Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
888.581.9372

Corporate Headquarters
InfoSpace, Inc.
601 108th Avenue NE, Suite 1200
Bellevue, WA 98004
425.201.6100
www.infospaceinc.com


FSC
www.fsc.org